
13000176



FuelCell Energy

Ultra-Clean, Efficient, Reliable Power

SEC
Mail Processing
Section
FEB 12 2013
Washington DC
400

GLOBAL FOUNDATION FOR GROWTH

2012 Annual Report



NASDAQ: FCEL



2.8 MW DFC3000
University - *California, USA*



1.4 MW DFC1500
Wastewater treatment facility - *California, USA*



300 kW DFC300
Food processor - *Connecticut, USA*



Multi-MW DFC-ERG
Gas letdown station - *Toronto, Canada*



Advanced Systems
Hydrogen production - *California, USA*

Company Profile

FuelCell Energy, Inc. is a fully integrated fuel cell company that designs, manufactures, sells, operates and services stationary fuel cell power plants. Customers are located around the world, including utilities, universities, industrial operations, food processors, municipal water treatment facilities, government installations and others.

FuelCell Energy offers a comprehensive portfolio of services including installation, maintenance and operation of the power plants under long term service agreements. Highly trained technicians and engineers remotely operate and maintain the power plants globally, 24 hours per day, 365 days per year and field service technicians service the power plants on-site.

With more than 300 megawatts (MW) of highly efficient fuel cell power plants installed or in backlog and more than 1.5 billion kilowatt hours of ultra-clean power generated since 2003, FuelCell Energy is a global leader in the stationary fuel cell industry.

Advantages of Direct FuelCell® (DFC®) Power Plants

- High fuel efficiency reduces fuel costs and carbon emissions
- Virtual lack of pollutants supports sustainability goals and benefits public health
- Reliable baseload power provides continuous electricity and heat
- Combined heat and power (CHP) further drives efficiency and economics
- On-site power production improves power reliability and energy security
- Reduce investment in electrical transmission and distribution
- Fuel flexible including clean natural gas and renewable biogas
- Convert biogas waste disposal problems into ultra-clean power generation solutions

VISION

Our vision is to provide ultra-clean, efficient distributed generation baseload power for less than the cost of grid-delivered electricity, without incentives.



GLOBAL FOUNDATION FOR GROWTH

Increasing production levels lead to lower product costs from purchasing in volume.
An integrated global supply chain serves all of the production facilities, whether in North America, Asia or Europe.

PRODUCTION CAPACITY

ASIA

Pohang, South Korea

70 MW

Total facility is sized for **140 MW**. 70MW annual production capacity anticipated by late 2014/early 2015.

Owned by POSCO Energy

NORTH AMERICA

Torrington, Connecticut, USA

90 MW

Annual production capacity

Owned by FuelCell Energy, Inc.

EUROPE

Ottobrun, Germany

20 MW

Annual production capacity of sub-MW modules

Owned by FuelCell Energy Solutions, GmbH

ASIA

POSCO Energy – DFC® Manufacturing Facility
Pohang, South Korea



"The absence of pollutants and the low carbon emission profile of Direct FuelCell power plants are well suited for meeting the power generation needs of South Korea and complying with the renewable portfolio standard."

Taehyoung Kim
Group Leader, Fuel Cell Division
POSCO Energy


Fuel Cell Gallery

Ultra-clean baseload utility grid support

Hwasung City, South Korea

South Korea is promoting the adoption of clean distributed power generation under a Renewable Portfolio Standard (RPS) to drive economic growth and support environmental goals. A 59 megawatt fuel cell park composed of 21 DFC3000® power plants is under construction by an ownership consortium including an electric utility (49%), a gas company (15%), POSCO Energy (15%), and various financial investors (21%) to comply with the mandates of the RPS and benefit from the favorable economics of clean baseload distributed generation. The ultra-clean electricity produced from the fuel cell park will be sold to the electric grid and the high temperature heat supplied to a district heating system. Scalable fuel cell parks help utilities meet power demands in populated areas due to the virtual lack of pollutants, quiet operating nature of the fuel cells and modest space requirements.





High efficiency utility grid support

Bridgeport, CT USA

One of the largest utilities in America purchased a turn-key 14.9 megawatt fuel cell park with FuelCell Energy providing site design and construction along with five highly efficient DFC3000® power plants configured with an Organic Rankine Cycle to convert the heat from the fuel cells into additional electricity. Once operational, the ultra-clean power will be supplied to the electric grid under a 15 year power purchase agreement. The project is located on a long dormant remediated brownfield site and will generate tax revenue for the City of Bridgeport, Connecticut.





Renewable and carbon-neutral power generation

Chino, CA USA

The energy management plan of a municipal water treatment facility maximizes the use of renewable energy, values efficiency, and supports grid-independence. Eliminating clean air compliance uncertainty from future potential regulatory changes is also important. An investor-owned 2.8 megawatt DFC3000® power plant is meeting the mandates of the energy plan by efficiently converting a disposal challenge with waste biogas into renewable power generated on-site. The ultra-clean emission profile of the plant removes regulatory uncertainty and provides public health benefits by almost completely eliminating the pollutants that cause smog.

"The Dominion Bridgeport Fuel Cell is another important step in our efforts to identify and develop opportunities to produce clean energy that is reliable and cost effective. We are now adding fuel cell technology to our energy portfolio that already includes wind, hydro, biomass and, soon, solar. This project supports Connecticut's clean energy goals while producing significant economic development benefits for the State and the City of Bridgeport."

Thomas F. Farrell II
Chairman, President and
Chief Executive Officer
Dominion

NORTH AMERICA

FCE Manufacturing Facility
Torrington, CT USA



"We have adopted the goal of becoming energy self-sufficient by the year 2020 in a manner that meets our aggressive sustainability goals and with competitive economics. This fuel cell project, combined with our existing solar and wind installations, is helping us achieve these goals."

Thomas Love
General Manager
Inland Empire Utilities Agency

"The high efficiency of the stationary fuel cell power plant is very important for this building, from both an economical as well as sustainability viewpoint."

Paul Mutti
Executive Director
Canary Wharf Contractors Ltd.

EUROPE

FCES Manufacturing Facility
Ottobrunn, Germany





FuelCell Energy Solutions

"The Federal Ministry of Education and Research required a state-of-the-art office complex that incorporates the latest advances in energy efficiency and sustainability and a fuel cell power plant is an important part of our overall solution to meeting these demanding requirements. Located near the Reichstag Parliamentary building and the offices of the German Chancellor, this office complex and its fuel cell power plant is in a prominent location for developing awareness of the benefits of efficiency and environmentally friendly fuel cell power generated on-site."

Dr.-Ing. Markus Koch
BAM Deutschland AG

Low carbon, low emission, on-site power generation

London, England

Located inside a 38 story office tower, a Direct FuelCell® power plant will help meet aggressive emission and carbon reduction targets established by the City of London. Producing power and heat quietly with almost no pollutants, and within a modest footprint, facilitates the siting of fuel cell power plants in urban settings.





Combined heat and power application for high efficiency and sustainability

Berlin, Germany

The first project sold by European based FuelCell Energy Solutions, GmbH, a majority owned joint venture, is a premier and highly visible installation at Federal Ministry of Education and Research government complex in Berlin, Germany. Highly efficient power that is continuously produced around the clock and with virtually no emissions met the demanding requirements of the developer and the Federal Ministry tenant. Generating both electricity and heat in a combined heat and power configuration supports economics and sustainability initiatives.



Product Design & Manufacture

Design DFC® power plants

Manufacture fuel cell stacks and fuel cell components

Research new commercial applications for DFC® technology

Research adjacent and emerging technologies, including solid oxide fuel cells



FULLY INTEGRATED

FuelCell Energy, Inc. is a fully integrated fuel cell Company. In addition to designing, manufacturing and installing our fuel cell power plants, we have the capability to monitor, operate and maintain them, providing our customers with a complete service solution.

Project Development & Sales

Global sales — direct and through partners

Solve customer power generation and environmental challenges

Deliver complete power generation solutions globally





Engineering & Installation

Apply extensive applications and engineering expertise to each project

Provide complete turn-key power plant installation services



Global Operation & Service Capability

Monitor and operate DFC® plants around the world, around the clock, 24 hours per day, 365 days per year

Customize service agreements for up to 20 years

Offer broad service capability for on-site ancillary equipment



LETTER TO SHAREHOLDERS



Arthur A. Bottone
President and Chief Executive Officer

With a solid foundation established on three continents, we are focused on increasing order flow to drive revenue growth and attain profitability.

2012 was a year of strategic execution as we implemented our global growth strategy. We have constructed a solid foundation for growth by executing on initiatives that spanned three continents.

In Asia, we expanded our partnership with POSCO Energy, our South Korean partner. The significant and growing market demand for clean baseload distributed generation in Asia requires local production and the agreements we executed with POSCO leverage our integrated global supply chain, providing us immediate and future benefits.

We also received a 121.8 megawatt (MW) multi-year order from POSCO Energy. The largest order ever received in the fuel cell industry, it provides committed production for our North American manufacturing facility for multiple years and demonstrates growing demand in Asia for clean baseload distributed generation.

A highlight at the end of 2012 was the sale of our 14.9 MW fuel cell park in Connecticut to Dominion, one of the largest utilities in America. A turn-key project, we developed the project and are currently in the process of installing the power plants. Connecticut Light & Power will purchase the ultra-clean electricity produced by the fuel cell park under a 15 year energy purchase agreement (EPA). We will operate and maintain the facility for the term of the EPA.

We dedicated two of our 2.8 MW plants in California during 2012. One serves a municipal wastewater treatment facility and is the world's largest fuel cell plant operating on renewable on-site biogas, and the other serves a state university using directed biogas for fuel.

We also entered the data center market with a renewable on-site biogas application that will generate carbon-neutral power for a Microsoft data center. Because they use approximately two percent of all the power in the USA, data centers represent a vast potential market for clean, efficient and reliable on-site power.

We have constructed a foundation for growth in Europe with the establishment of FuelCell Energy Solutions (FCES), a joint venture with Fraunhofer IKTS that enables us to enter the European marketplace with a well-recognized partner possessing complementary applied research capabilities and extensive relationships with government and industry.

FCES began operating in June and announced two different power plant sales in 2012 for high-profile, showcase locations in Europe, one at a Federal ministry building in Berlin and the other at a prestigious office tower in London, which will be our second installation in that city.

Company Vision

Our vision is to **provide ultra-clean, efficient distributed generation baseload power for less than the cost of grid-delivered electricity**, and to do this without incentives.

Lower product costs will reduce the Levelized Cost of Energy (LCOE) for our power plants below the cost of grid-delivered electricity in the markets in which we compete, accelerating the adoption of our ultra-clean, efficient and reliable fuel cell power plants. Increasing production levels from global order activity will lead to lower product costs as our integrated global supply chain supports production in all of our markets. Capacity is in place in both North America and Europe, and Asian capacity is being developed by our South Korean partner to supply the production capacity needed to support significant product cost reductions.

Global Markets

Global power trends favor our products as clean distributed generation, especially in combined heat and power applications, addresses the power generation challenges facing many regions of the world. Our solutions are increasingly attractive to utilities and other prospective customers seeking to diversify their power generation assets and supplement energy sources that are intermittent or dependent on transmission infrastructure.

For example, our plants are classified as "low-carbon" when operating on natural gas or "carbon-neutral" when operating on renewable biogas, helping governments such as the City of London and institutional customers like Microsoft to meet their carbon reduction goals.

Global Manufacturing Foundation

During 2012, the FuelCell Energy team established the foundation for the global manufacturing capacity we need to attain our goal of pricing below the cost of grid-delivered electricity. Volume purchasing contributes directly to product cost reduction and higher margins; therefore, we are focused intently on driving order volume in our key markets leading to increased production volume and lower costs.

In North America, we serve global markets from our state-of-the-art manufacturing facility in Torrington, Connecticut, where we are increasing our annual production rate to 70 MW in 2013. For comparison, we produced 22 MW in 2010. This facility will support the volume necessary to achieve company profitability, which we estimate is attainable at an annual production rate of 80 to 90 MW.

In Asia, the agreements we executed with POSCO grant them the rights to manufacture carbonate fuel cell components in South Korea based on our Direct FuelCell® (DFC®) technology, allowing them to manufacture the entire DFC power plant locally. POSCO is constructing a manufacturing facility for fuel cell components that is sized for 140 MW annual capacity, with an initial capacity of 70 MW expected.

Local manufacturing enables our partner to satisfy fast-growing demand and meet customer expectations for lead times and pricing.

We realize important benefits, including:

- leveraging our global supply chain with higher production volume that reduces product costs globally
- gaining a second source of supply is valued by customers
- enhanced royalty structure provides a growing source of revenue

We have manufacturing capacity in Germany that can be expanded as order volume dictates. The FCES joint venture is structured to allow for additional partners or investors, giving us the flexibility to increase resources as European order flow accelerates.

Revenue Diversification & Services

One aspect of our strategy is revenue diversification as we pursue predictable and recurring sources of revenue including services and royalty income to complement power plant and fuel cell component sales.

We stay close to our customers and generate revenues through Service offerings, including long-term service contracts that provide predictable and stable revenue, as well as committed future production from scheduled fuel cell module restacking.

As POSCO further expands the Asian market, we will benefit from a growing stream of royalty revenue, allowing us to deploy our capital to grow the North American and European markets.

Trend to Larger Installations

The key to achieving continued reduction in product costs, and therefore attaining our vision, is building and selling megawatt-class plants that have lower cost per kilowatt compared to smaller size installations. Our carbonate technology scales well with greater size, ultimately leading to lower customer pricing on a per-kilowatt hour basis for multi-megawatt installations. We are realizing this objective with an increasing number of multi-megawatt fuel cell parks that validate the growing worldwide demand for ultra-clean distributed generation.

In North America, we developed and sold the previously discussed 14.9 MW fuel cell park. In South Korea, POSCO is constructing a 59 MW fuel cell park, which will be the largest in the world. The ownership consortium includes an electric utility, a gas utility, POSCO Energy and financial investors. Two other fuel cell parks are operating in South Korea, one with a capacity of 11 MW and the other with 10 MW.

These fuel cell parks demonstrate how utilities and project investors value the attractive economics and ultra-clean emission profile of our power plants.

New Market Opportunities

Positioning to benefit from adjacent market opportunities in sub-megawatt, advanced military and storage applications using solid oxide fuel cell technology (SOFC), we acquired the remaining shares of Versa Power Systems in late 2012.

SOFC is complementary to our megawatt-class carbonate fuel cell products. Based on a carbonate catalyst, our DFC products are well suited for megawatt-class installations as the economics scale-up very well with size. SOFC technology is best suited for smaller sub-megawatt applications and specialty applications such as propulsion for unmanned military drones.

Military applications for SOFCs include the U.S. Navy's unmanned submersible program and in conjunction with Boeing, a Defense Advanced Research Projects Agency program to power very long endurance unmanned aircraft. Efficient and quiet propulsion of unmanned drones represent a military market with growth potential.

The Versa SOFC technology is considered "world class" due to the high power density and electrical efficiency that reduces capital and operating costs. Our commercialization pathway for SOFC will involve working with select global partners to develop the market for deployment.

2013 Focus

With a solid foundation established on three continents, we are focused on increasing order flow to drive revenue growth and attain profitability.

A strategic priority is attracting private capital to invest and own the power plants and fuel cell parks that we build, operate and maintain. Project finance structures allow multiple stakeholders to benefit from the many attributes of our plants. Long term power purchase agreements provide certainty to project investors while allowing the end user of the electricity to enjoy the benefits of clean distributed generation without the need to commit up-front capital.


Backlog (in Millions)
Products
Services
Advanced Technology Programs
$ 500
$ 250
$ 0
2010
2011
2012
2012 p.f.*

* Pro-forma backlog includes 14.9 MW Bridgeport fuel cell park plus Versa Power acquisition, both closed in December 2012

Conclusion

2012 was a transformative year of great accomplishments for the Company. We are well positioned with the right clean power generation solutions, strong partners and geographic presence to propel us to profitability.

We have a product solution that is gaining acceptance as the need for clean baseload distributed generation increases. Our customer base continues to expand including Dominion, a top utility in America, Microsoft Corporation, and the Federal Ministry of Education and Research in Germany. We are leveraging our resources by aligning with strong global partners that help us to develop markets, reduce costs, and diversify our revenue sources. Our global manufacturing footprint in North America, Europe and Asia will support the volumes needed to reduce product costs.

We have established a global foundation for growth to support our initiatives to increase revenue.

Thank you for your continued support!

Arthur A. Bottone
President and Chief Executive Officer

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of the end of each of the years in the five-year period ended October 31, 2012 have been derived from our audited consolidated financial statements together with the notes thereto included elsewhere in this Report. The data set forth below is qualified by reference to, and should be read in conjunction with our consolidated financial statements and their notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

Consolidated Statement of Operations Data:		Years Ended October 31,			
(Amounts presented in thousands, except for per share amounts)	**2012**	2011	2010	2009	2008
Revenues:					
Product sales and revenues	**$113,133**	$ 115,104	$ 59,226	$ 73,804	$ 82,748
Research and development contracts	**7,470**	7,466	10,551	14,212	17,987
Total revenues	**120,603**	122,570	69,777	88,016	100,735
Costs and expenses:					
Cost of product sales and revenues	**112,921**	127,350	78,060	107,033	134,038
Cost of research and development contracts	**7,237**	7,830	10,370	10,994	16,059
Total cost of revenues	**120,158**	135,180	88,430	118,027	150,097
Gross profit (loss)	**445**	(12,610)	(18,653)	(30,011)	(49,362)
Operating expenses:					
Administrative and selling expenses	**18,220**	16,299	17,150	17,194	19,968
Research and development costs	**14,354**	16,768	18,562	19,160	23,471
Total costs and expenses	**32,574**	33,067	35,712	36,354	43,439
Loss from operations	**(32,129)**	(45,677)	(54,365)	(66,365)	(92,801)
Interest expense	**(2,304)**	(2,578)	(127)	(265)	(100)
(Loss)/income from equity investments	**(645)**	58	(730)	(812)	(1,867)
Impairment of equity investment	**(3,602)**	—	—	—	—
License fee and royalty income	**1,599**	1,718	1,561	146	34
Other income (expense), net	**1,244**	1,047	(254)	714	3,234
Redeemable minority interest	**—**	(525)	(2,367)	(2,092)	(1,857)
Provision for income tax	**(69)**	(17)	(44)	—	—
Net loss	**(35,906)**	(45,974)	(56,326)	(68,674)	(93,357)
Net loss attributable to noncontrolling interest	**411**	261	663	—	—
Net loss attributable to FuelCell Energy, Inc.	**(35,495)**	(45,713)	(55,663)	(68,674)	(93,357)
Adjustment for modification of redeemable preferred stock of subsidiary	**—**	(8,987)	—	—	—
Preferred stock dividends	**(3,201)**	(3,200)	(3,201)	(3,208)	(3,208)
Net loss to common shareholders	**$ (38,696)**	$ (57,900)	$(58,864)	$(71,882)	$(96,565)
Net loss to common shareholders					
Basic	**$ (0.23)**	$ (0.47)	$ (0.63)	$ (0.99)	$ (1.41)
Diluted	**$ (0.23)**	$ (0.47)	$ (0.63)	$ (0.99)	$ (1.41)
Weighted average shares outstanding					
Basic	**165,471**	124,498	93,926	72,393	68,571
Diluted	**165,471**	124,498	93,926	72,393	68,571

Consolidated Balance Sheet Data:		Years Ended October 31,			
(Amounts presented in thousands, except for per share amounts)	**2012**	2011	2010	2009	2008
Cash and cash equivalents	**$ 57,514**	$ 51,415	$ 20,467	$ 57,823	$ 38,043
Short-term investments (U.S. treasury securities)	**—**	12,016	25,019	7,004	30,406
Working capital	**61,029**	18,783	48,171	77,793	59,606
Total current assets	**145,926**	132,948	102,209	119,679	118,020
Long-term investments (U.S. treasury securities)	**—**	—	9,071	—	18,434
Total assets	**191,485**	183,630	150,529	162,688	185,476
Total current liabilities	**84,897**	114,165	54,038	41,886	58,414
Total non-current liabilities	**32,603**	23,983	12,098	14,534	6,747
Redeemable minority interest	**—**	—	16,849	14,976	13,307
Redeemable preferred stock	**59,857**	59,857	59,857	59,950	59,950
Total equity (deficit)	**14,128**	(14,375)	7,687	31,342	47,058
Book value per share (1)	**$ 0.07**	$ (0.10)	$ 0.07	$ 0.37	$ 0.68

(1) Calculated as total equity deficit divided by common shares issued and outstanding as of the balance sheet date.

BUSINESS OVERVIEW

BUSINESS

Overview

We are a leading integrated fuel cell company with a growing global presence. We design, manufacture, sell, install, operate and service ultra-clean, highly efficient stationary fuel cell power plants for distributed baseload power generation. Our power plants offer scalable on-site power and utility grid support, helping customers solve their energy, environmental and business challenges. Initially a research company, FuelCell Energy was founded in Connecticut in 1969 and became a publicly traded company in 1992. We reincorporated in Delaware in 1999 and began selling commercialized fuel cell power plants in 2003.

Our Company vision is to provide ultra-clean, highly efficient, reliable distributed generation baseload power at a cost per kilowatt hour that is less than the cost of grid-delivered electricity. Our power plants provide electricity that is priced competitively to grid-delivered electricity in certain high cost regions and our strategy is to continue to reduce costs, which is expected to lead to wider adoption of our power plants.

With fully commercialized ultra-clean fuel cell power plants and decades of experience in the industry, we are well positioned to grow our installed base of power plants. Our plants are operating in more than 50 locations worldwide and have generated more than 1.5 billion kilowatt hours (kWh) of electricity, which is equivalent to powering more than 135,000 average size U.S. homes for one year. Our installed base and steadily growing backlog exceeds 300 megawatts (MW).

Our customer base includes electric utility companies, municipalities, universities, government entities and businesses in a variety of commercial and industrial enterprises. Our leading geographic markets are South Korea and the United States and we are pursuing expanding opportunities in Asia, Europe, and Canada.

Our Direct FuelCell® (DFC®) power plants use a variety of available fuels to produce electricity electrochemically – without combustion – in a process that is highly efficient, quiet and produces virtually no pollutants. DFC power plants generate more power and fewer emissions for a given unit of fuel than combustion-based power generation of a similar size, making them economical and environmentally responsible power generation solutions. In addition to electricity, our DFC power plants produce high quality heat that can be used for heating, cooling and other purposes; when used in Combined Heat and Power (CHP) configurations, system efficiencies can reach up to 90 percent, depending on the application. Unlike intermittent solar and wind power, our DFC power plants operate continuously regardless of geography, weather or time of day.

We service two primary markets: ultra-clean power (fuel cells operating on clean natural gas) and renewable power (fuel cells operating on renewable biogas). Our strategy is to expand globally in the 11 distinct vertical submarkets we have identified and further penetrate our key geographic markets while continuing to reduce product costs and expand our services business created by our increasing installed base of customers. The sale of higher volumes of our products will further reduce costs and increase margins.

Our backlog expanded significantly in fiscal 2012 and our geographic presence broadened substantially, including expansion in Asia and the establishment of a European presence. Our current annual production rate is 56 MW's. We forecast company profitability at an annual production volume in the range of 80 to 90 megawatts. This forecast is based on the expected sales mix between complete power plants and fuel cell kits. The annual production capacity of our manufacturing facility is up to 90 megawatts with full utilization under its current configuration. To achieve profitability, demand for our products needs to continue to increase, our installed fleet needs to operate reliably, and product costs need to continue to decline.

PRODUCTS

Overview

Our core fuel cell products (Direct FuelCell® or DFC® power plants) offer ultra-clean, highly efficient baseload power generation for customers. Our DFC product line includes the 2.8 MW DFC3000®, the 1.4 MW DFC1500® and the 300 kW DFC300®. Our stationary power plants are scalable for multi-megawatt utility scale applications or on-site power generation for large institutions and industrial applications. We also market multi-megawatt DFC-ERG® (Direct FuelCell Energy Recovery Generation™) power plants for use in natural gas pipeline applications and DFC/Turbine™ power plants for large-load users. The DFC-ERG and DFC/Turbine power plants are our highest-efficiency products and are nearly twice as efficient as the average U.S. central generation fossil fuel power plant. Our entire DFC product line is based on one core carbonate fuel cell technology enabling volume based cost reduction and optimal resource utilization.

Our DFC power plants operate 24 hours per day, seven days per week providing continuous power to both on-site customers and grid-support applications. Our DFC power plants can be part of a total on-site power generation solution with our high efficiency products providing continuous baseload power. Our power plants also complement intermittent power generation, such as solar or wind, or less efficient combustion-based equipment that provides peaking or load following power.

For power plants operating on natural gas, higher fuel efficiency results in lower emissions of carbon dioxide (CO_2), a greenhouse gas, and also results in less fuel needed per kWh of electricity generated and Btu of heat produced. The high efficiency of the DFC power plant results in significantly less CO_2 per unit of power production compared to the average U.S. fossil fuel power plant. Many government agencies and regulatory bodies classify DFC power plants operating on biogas as carbon neutral due to the renewable nature of the fuel source. Greater efficiency reduces customers' exposure to volatile fuel costs, minimizes operating costs, and provides maximum electrical output from a finite fuel source. DFC power plants achieve electrical efficiencies of 47 percent to 60 percent or higher depending on configuration, location, and application, and up to 90 percent total efficiency in a CHP configuration, depending on the application.

A DFC power plant includes the fuel cell stack module that produces the electricity and the balance-of-plant (BOP). The mechanical balance-of-plant processes the incoming fuel such as clean natural gas or renewable biogas and includes various fuel handling and processing equipment such as pipes and blowers. The electrical balance-of-plant processes the power generated for use by the customer and includes electrical interface equipment such as inverters.

Our power plants offer many advantages:

Distributed generation: The unique characteristics of our DFC power plants combine to make them an ideal form of distributed generation. Generating power near the point of use lessens the need for costly and difficult-to-site transmission and distribution infrastructure.

Ultra-clean: Our DFC power plants produce electricity electrochemically – without combustion – directly from readily available fuels such as clean natural gas and renewable biogas in a highly efficient process. This process also produces high quality useful heat and water. Due to the absence of combustion, our power plants emit virtually no pollutants such as nitrogen oxide (NOx), sulfur oxide (SOx) or particulate matter (i.e. PM-10). The virtual absence of pollutants facilitates siting the power plants in regions with clean air permitting regulations and is an important public health benefit.

High efficiency: Fuel cells are the most efficient baseload power generation option in their size class, providing the most power from a given unit of fuel. Their high efficiency also reduces carbon emissions compared to less efficient combustion-based power generation.

Combined heat and power: Our power plants provide both electricity and usable high quality heat/steam from the same unit of fuel. The heat can be used for facility heating and cooling or further enhancing the electrical efficiency of the power plant in a combined cycle configuration. When used in Combined Heat and Power (CHP) configurations, system efficiencies can reach up to 90 percent, depending on the application.

Reliability / continuous operation: Our DFC power plants improve power reliability and energy security by lessening reliance on transmission and distribution infrastructure of the electric grid. Unlike solar and wind power, fuel cells operate continuously regardless of geography or weather.

Fuel flexibility: Our DFC power plants operate on a variety of existing and readily available fuels including clean natural gas and renewable biogas.

Scalability: Our DFC power plants are scalable, providing a cost-effective solution to adding power incrementally as demand grows, such as multi-megawatt fuel cell parks supporting the electric grid.

Quiet operation: Because they produce power without combustion and contain very few moving parts, our DFC power plants operate quietly and without vibrations.

Easy to site: Our DFC power plants are relatively easy to site by virtue of their ultra-clean emissions profile, modest space requirements and quiet operation. These characteristics allow multi-megawatt fuel cell parks to be sited in urban locations.

Fuel Cell Overview and Emissions Profile

Fuel cells are devices that directly convert chemical energy (fuel) into electricity, heat and water. Because fuel cells generate power electrochemically, rather than by combusting (burning) fuels, they are more efficient in extracting energy from fuels and produce far fewer emissions and pollutants than combustion-type power generation. The following table illustrates the favorable emissions profile of our DFC power plants compared to combustion-based power generation.

	Emissions (Lbs. Per MWh)				
	NOX	SO_2	PM_{10}	CO_2	CO_2 with CHP
Average U.S. Fossil Fuel Plant	5.06	11.6	0.27	2,031	NA
Microturbine (60 kW)	0.44	0.008	0.09	1,596	520 - 680
Small Gas Turbine	1.15	0.008	0.08	1,494	520 - 680
DFC Power Plant	0.01	0.0001	0.00002	940	520 - 680

Direct FuelCell Technology

Our Direct FuelCell is so named because of its ability to generate electricity directly from a fuel, such as clean natural gas or renewable biogas, by reforming the fuel inside the fuel cell to produce hydrogen. This "one-step" reforming process results in a simpler, more efficient, and cost-effective energy conversion system compared with external reforming fuel cells. Additionally, clean natural gas has an established infrastructure so our products are not dependent on the development of a hydrogen delivery infrastructure.

Our Direct FuelCell operates at approximately 1,200° Fahrenheit. An advantage of high temperature fuel cells is that they do not require the use of precious metal electrodes required by lower temperature fuel cells, such as proton exchange membrane (PEM) and phosphoric acid, and the more expensive metals and ceramic materials required by these lower temperature fuel cells. As a result, we are able to use less expensive catalysts and readily available metals for our power plants. In addition, our DFC fuel cell produces high quality byproduct heat energy (700°F) that can be harnessed for CHP applications using hot water, steam or chiller water to heat or cool buildings.

Fuel cell technologies are classified according to the electrolyte used by each fuel cell type. Our DFC technology utilizes a carbonate electrolyte. Carbonate-based fuel cells offer a number of advantages over other types of fuel cells designed for megawatt-class commercial applications. These advantages include carbonate fuel cells' ability to generate electricity directly from readily available fuels such as clean natural gas or renewable biogas, lower raw material costs as the high temperature of the fuel cell allows for the use of commodity metals rather than precious metals, and high-quality heat suitable for CHP applications. Other fuel cell types that may be used for commercial applications include: 1) phosphoric acid (PAFC), 2) proton exchange membrane (PEM), and 3) solid oxide (SOFC). The following table illustrates industry estimates of the electrical efficiency, operating temperature, expected capacity range and byproduct heat use of the four principal types of fuel cells as well as highlights typical market applications:

	MW- Class	Sub-MW- Class		Micro CHP	Mobile
Technology System	Carbonate (MCFC)	Phosphoric Acid (PAFC)	Solid Oxide (SOFC)	PEM / SOFC	Polymer Electrolyte Membrane (PEM)
Size Range	300 kW-2.8 MW	400 kW	up to 200 kW	< 10 kW	< 10 kW
Typical Application	Utilities, large universities, industrial - baseload	Commercial buildings - baseload	Commercial buildings - baseload	Residential and small commercial	Transportation
Fuel	Natural gas, Biogas, others	Natural gas	Natural gas	Natural gas	Hydrogen
Advantages	High efficiency, scalable, fuel flexible and CHP	CHP	High efficiency	Load following and CHP	Load following and low temperature
Electrical Efficiency	43%-47% (higher w/ turbine or organic rankine cycle)	40%-42%	50%-60%	25%-35%	25%-35%
Combined Heat and Power (CHP)	Steam, hot water, chilling and bottoming cycles	Hot water, chilling	Depends on technology used	Suitable for facility heating	No, which is an advantage for transportation

MARKETS

Global power demand is increasing in response to growing populations, greater urban density, and lifestyles that increasingly revolve around power consuming devices. Central generation and its associated transmission and distribution grid is difficult to site and costly. Some types of power generation that were widely adopted in the past such as nuclear power or coal-fired power plants are no longer welcome in certain regions of the world. The cost and impact to public health and the environment of pollutants and greenhouse gas emissions impacts the siting of new power generation. The attributes of DFC power plants address these challenges by providing virtually emission-free power and heat at the point of use in a highly efficient process.

Primary Markets

We have two primary markets for our products. The first is Ultra-Clean Power. This market consists of our DFC power plants operating on clean natural gas across seven distinct and diversified vertical markets. The second primary market is Renewable Power. This market is comprised of our DFC power plants operating on renewable biogas across four distinct and diversified vertical markets.

Ultra-Clean Power: Seven distinct and diversified vertical markets which we define as:

1) Electric Utilities and IPPs (Independent Power Producers)
2) Education and Healthcare
3) Gas Transmission
4) Industrial
5) Commercial and Hospitality
6) Oil Production and Refining
7) Government

The electric utilities and IPPs are currently our largest vertical market. The majority of our installed base is in South Korea where our DFC power plants are generating ultra-clean power primarily for the nation's electric grid, with the fuel cells' heat typically being used to heat and cool nearby buildings. Our partner in South Korea is POSCO Energy Co, LTD. (POSCO), a subsidiary of South Korean-based POSCO, one of the world's largest steel manufacturers. To date, POSCO has ordered more than 260 megawatts of DFC power plants, modules and components.

Within the Education and Healthcare vertical market, universities are an especially strong market for our DFC power plants. These institutions desire efficient, ultra-clean baseload power to reduce operating expenses, reduce greenhouse gas emissions, and meet their sustainability goals and desire for secure and reliable on-site power.

In other Ultra-Clean Power vertical markets, our DFC power plants are producing power for a variety of commercial, industrial, municipal and government customers including food processing plants, government buildings, hotels and military installations.

Renewable Power: Four distinct and diversified vertical markets which we define as:

1) Wastewater
2) Food and Beverage
3) Agriculture
4) Landfill Gas

Wastewater treatment facilities, food and beverage processors and some agricultural operations produce large quantities of harmful biogas as a byproduct of their operations. Disposing of this greenhouse gas can be harmful to the environment if released into the atmosphere or flared. Our DFC power plants excel at converting this biogas into electricity and heat efficiently and economically. By doing so, they transform waste disposal problems into clean energy solutions for our customers that generate biogas.

The Wastewater vertical market continues to be an attractive segment for our DFC power plants as a result of a strong value proposition. Since our fuel cells operate on the renewable biogas produced by the wastewater treatment process and their heat is used to support daily operations at the wastewater treatment facility, the overall thermal efficiency of these installations can be as high as 90 percent, depending on the application.

In other Renewable Power vertical markets, our DFC power plants are using renewable biogas to produce ultra-clean power for food and beverage processing plants while agriculture and landfill gas represent potential markets for our power generation solutions.

Ownership Models

There are three different ownership models utilized by our customer base. First, the end-user of the power may purchase the power plant directly, such as electric utilities or industrial companies. In December 2012, a 14.9 megawatt fuel cell park in Bridgeport, Connecticut was purchased by one of the largest electric utilities in the USA. The second alternative is for an intermediary to own the plant and sell the power and heat to the end user under a long term power purchase agreement (PPA). We have sold a number of power plants to intermediaries that own the plants and sell the power under PPA's to the end user with end users including municipal water treatment facilities and universities. These intermediaries are financial investors interested in attractive long term project finance returns or project developers that raise capital to fund the purchase of the power plants. The third ownership model is the rate-based model with electric utilities owning the power plants and including the plants in their rate base. We have sold power plants to two different electric utilities in California who have sited the plants on university campuses and incorporated the plants into their rate base. The utility sells the power to the university while providing the heat for free as an incentive for locating the utility-owned plant on university property. Typical customers in South Korea are independent power producers who sell power into the grid electricity markets at prices determined by the renewable portfolio standard (RPS) pricing mechanisms. These customers often produce heat for sale to local heat users in addition to the power supplied to the grid.

Distributed Generation

We compete in the growing marketplace for distributed generation. Our DFC power plants are ideal distributed generation solutions that are equally well suited to generating power 1) "on-site" for a variety of customers including commercial and industrial enterprises, municipalities and government entities, where the power plant is installed and the electricity and heat used at the customer's own facilities, and 2) for utility companies in a grid-support role, where the power plant is installed in any suitable location from which it can supply power to the utility's power grid.

On-Site Power: Our DFC power plants generate power efficiently, cleanly and reliably for on-site applications using either clean natural gas or renewable biogas. Customers benefit from improved power reliability and energy security as installing DFC plants reduces reliance on the electric grid. Utilization of the high quality heat produced by the fuel cell in a combined heat and power (CHP) configuration supports economics and sustainability goals by reducing reliance on combustion-based boilers for heat. On-site DFC power plants also help solve waste disposal problems for operations that generate biogas, a greenhouse gas. Wastewater treatment facilities and food and beverage processors use methane, a byproduct of their own processes, to operate fuel cell power plants. This allows them to avoid the release of this greenhouse gas into the atmosphere or to eliminate gas flaring and the use of conventional combustion-based power generation equipment, both of which emit pollutants.

Utility Grid Support: Our DFC power plants are well suited for utility grid-support applications due to their high efficiency, reliability and distributed generation attributes. Our plants are scalable making fuel cell parks practical and economical, such as the previously referenced 14.9 MW fuel cell park in Bridgeport, Connecticut that is under construction, fully operational 10.4 MW and an 11.2 MW fuel cell parks in South Korea that are providing power to the electric grid, and a 59 MW fuel cell park under construction in Hwasung City, South Korea. Fuel cell parks enable electric utilities to add power generation when and where it is needed. Our products are generating power for electric utilities in South Korea and the United States.

Utilities can site our DFC power plants near where power is needed, connecting to the existing distribution network. By producing power near where the power is used, our fuel cells help to ease congestion of the electric grid and can also enable the smart grid via distributed generation combined with the continuous monitoring and operation by our service team. Thus, our products can help reduce investment in new central generation and transmission infrastructure which is costly, difficult to site and expensive to maintain. Deploying our DFC power plants throughout a service territory can also help utility companies comply with government-mandated clean energy regulations and meet air quality standards.

As renewable technologies like wind and solar power are deployed more widely, the need for a clean baseload technology that complements these intermittent sources becomes greater. Our installed base includes a number of locations where our customers use DFC plants for meeting baseload power needs that complements their intermittent wind and/or solar power generation.

Renewable Portfolio Standards (RPS)

Renewable Portfolio Standards (RPS) are one market enabler for demand of our DFC power plants, such as the RPS in South Korea.

An RPS is a mechanism designed to promote the adoption of renewable power generation. The RPS may be voluntary or mandated through legislation and generally places the obligation on the suppliers of electricity to generate a specified percentage of their electricity from renewable power sources. Countries (in the case of South Korea) and States (in certain parts of the United States) may also provide incentives or other economic mechanisms to encourage the deployment of qualified technologies under RPS programs which creates a competitive marketplace whereby renewable energy costs are levelized and competitive with cheaper fossil fuel based generation. An RPS may also be structured to promote economic growth through adoption of renewable power generation.

Fuel cells can play a role in meeting RPS clean power mandates by generating highly efficient, clean electricity continuously. Fuel cells operating on renewable biogas meet the requirements of typical RPS programs and many RPS programs include fuel cells operating on natural gas due to the near zero emissions and highly efficient power generation process of fuel cells.

Geographic Markets

We target geographic markets with high energy costs that value clean distributed generation and have regulatory and legislative support for distributed generation along with economic incentives to support the adoption of clean and renewable power generation.

South Korea: The RPS in South Korea took effect at the beginning of 2012, requiring an increase of new and renewable power generation to 10 percent by 2022 from 2 percent in 2012. The program mandates the addition of 0.5 percent of renewable power generation per year through 2016, which equates to approximately 350 megawatts, increasing to 1.0 percent per year through 2022 or approximately 700 megawatts per year. Fuel cells operating on natural gas and biogas qualify under the mandates of the program.

High efficiency fuel cells are an excellent green energy solution for South Korea due to the need to import fuels for power generation, ease of siting in populated areas, and the poor wind and solar profiles of the Korean Peninsula. The South Korean government has made clean distributed generation power sources a priority to support their growing power needs while minimizing additional investment and congestion of the transmission grid. Fuel cells address these needs and have been designated a key economic driver for the country due to their ultra-clean emissions, high efficiency and reliable distributed generation capabilities which will help South Korea achieve its RPS and electricity generation goals.

United States: Individual states in the U.S. seeking to secure cleaner energy sources, higher efficiency and greater energy independence are establishing RPS that require utilities to provide a certain amount of their electricity from renewable sources such as solar, wind, biomass-fueled technologies and fuel cells. RPS requirements or goals have been established in 33 states plus the District of Columbia.

These markets represent a potential for an estimated 76,750 megawatts of renewable power by 2025, according to the Union of Concerned Scientists. Fuel cells using biogas qualify as renewable power generation technology in all of the RPS states in the U.S., and nine states specify that fuel cells operating on natural gas are also eligible for these initiatives in recognition of the high efficiency of fuel cells.

Most of our installed base in the U.S. is located in California and Connecticut, both of which have enacted RPS programs. California enacted legislation in 2010 that increases the clean energy requirement of its state RPS from 20 percent to 33 percent and is developing plans to deploy 12,000 megawatts of distributed generation by 2020. Connecticut's RPS requires utilities to purchase 20 percent of their peak electricity needs, or about 1,000 megawatts, from clean power sources by 2020.

California: In some regions in California, clean air permitting is a significant hurdle to the installation of combustion-based power generation. The low emissions and near-zero pollutant profile of our products facilitates the clean air permitting process. All three of our DFC power plants, including the 2.8 MW DFC3000, 1.4 MW DFC1500 and 300 kW DFC300 have received certification under the California Air Resources Board's distributed generation standards when operating on natural gas and both the DFC1500 and DFC300 are certified for operation on renewable biogas. In the State of California, the CARB 2007 certification allows the local Air Quality Management District to exempt the fuel cell installation from the clean air permitting process which accelerates the approval process. Outside of California, the CARB 2007 certification independently validates the clean air profile of DFC plants.

Programs which benefit fuel cells in California are the Self-Generation Incentive Program (SGIP), a renewable feed in tariff (FIT) program, and a CHP feed-in tariff (CHP FiT) program which were enacted to reduce greenhouse gases and encourage clean distributed generation. Under the SGIP program, qualifying fuel cell projects of up to three megawatts are eligible for incentives of up to $4,250 per kilowatt when operating on renewable biogas and up to $2,250 per kilowatt when operating on clean natural gas. The SGIP program is funded through 2014. Under both FIT programs, excess electricity not used on-site can be sold at a price higher than the normal wholesale power rate. These feed-in tariffs may improve the economics of some fuel cell projects. California's carbon reduction cap and trade program under Assembly Bill AB32 also provides preferential treatment for fuel cells.

The State of California enacted AB32 in late 2012, which is a cap-and-trade program designed to minimize the emission of greenhouse gases. Fuel cells are treated favorably under the program as they are excluded from the compliance obligations of the program, both for fuel cells operating on clean natural gas or renewable biogas. This legislation is expected to drive demand for fuel cell power plants as facilities with combustion based power generation, heating and/or cooling can reduce or eliminate their compliance costs by deploying fuel cells. The first carbon auction under this program occurred in late 2012 and valued carbon credits at approximately $10/ton, a level that attracts attention as it is high enough to favorably impact project economies.

Connecticut: Connecticut has adopted a comprehensive clean energy policy, including a state RPS, designed to increase energy efficiency and expand renewable power and a long-term renewable energy credit (REC) program funded with $300 million over 20 years. The REC program is expected to be more effective in fostering the near-term adoption of clean distributed generation than prior legislation. The State also passed legislation that allows each of the Connecticut electric utilities to own up to 10 MW of renewable power generation, including fuel cells. Prior to this legislation, the utilities owned only transmission and distribution as they were not permitted to own both power generation assets and transmission and distribution. Our DFC power plants are providing power for food processors, a university, an insurance company data center and government facilities in the state as well as the previously mentioned 14.9 MW fuel Cell park to support the electric grid. As we grow, our company is contributing to the state economy, creating sustainable and good paying jobs in the manufacturing sector as well as research, engineering and administrative jobs.

Canada: Our DFC-ERG (Direct FuelCell Energy Recovery Generation™) system, deployed with our partner Enbridge, Inc., is specifically designed for natural gas pressure letdown stations. Natural gas is piped under high pressure over long distances and the pressure must be reduced at letdown stations before it can be distributed locally. Our fuel cell power plant is coupled with a turbo expander to harness energy from the letdown process that is otherwise lost. Our first DFC-ERG power plant went into operation in Toronto in 2008. The DFC-ERG plant attained an average electrical efficiency of 62.5 percent, peak electrical efficiency above 70 percent and reduction in greenhouse gas emissions of up to 45 percent. We see further market opportunities for this application on natural gas pipelines in Canada.

Europe: The European power generation market values efficiency and low emissions and represents significant opportunity for stationary fuel cell power plants. Two markets with recent opportunities include Germany as they transition away from nuclear power generation and the United Kingdom as they work to achieve aggressive carbon reduction goals. We are utilizing a multi-channel approach in Europe to develop the market for stationary fuel cell power plants. During fiscal year 2012, we announced two strategic partnerships with European-based partners and the formation of a German-based joint venture.

In fiscal year 2012, we announced a partnership with the German-based Fraunhofer Institute for Ceramic Technologies and Systems IKTS (Fraunhofer IKTS) which subsequently led to the formation of a joint venture, FuelCell Energy Solutions, GmbH (FCES). FuelCell Energy Solutions is a German-based joint venture that is 75 percent owned by FuelCell Energy, Inc. and 25 percent owned by Fraunhofer IKTS. Fraunhofer IKTS focuses on the development of new energy supply systems using ceramic system components, including fuel cells. As discussed in greater detail below, Fraunhofer IKTS has expertise in fuel cell technology and is assisting with the development of the European market for our products. FCES sold a DFC power plant to the developer of a government office complex in Berlin, Germany that will house a Federal Ministry and sold a DFC power plant to the developer of an office tower in London, England. Both installations are high-visibility locations that are expected to increase awareness of the attributes and benefits of clean distributed generation fuel cell power plants.

In fiscal year 2012, we announced a partnership with Spanish-based Abengoa to develop the market in Spain and Latin America with a focus on renewable fuels including both gaseous and liquid biofuels. Abengoa operates in more than 80 countries, including the development and ownership of power generation and electrical transmission projects in Spain, Latin America and the USA. Business partner selection is critical to success and the Abengoa partnership discussed in greater detail below is with an organization that has sufficient scale and reach to develop and grow a fuel cell market in the targeted geographies, particularly renewable biogas opportunities in Spain and other select European countries as well as liquid biofuel opportunities such as sugar cane ethanol in Brazil. Abengoa has purchased a DFC module for installation at their headquarters in Seville, Spain.

Geographic data is reported in Note 13 to the consolidated financial statements in Part II, Item 8, "Consolidated Financial Statements And Supplementary Data" of the Form 10-K Report.

STRATEGIC ALLIANCES

We leverage our core capabilities by forging strategic alliances with carefully selected business partners. Our partners typically have extensive experience in developing, selling and servicing power generation products. We believe our strength in the development of fuel cell products; coupled with our partners' understanding of sophisticated commercial and industrial customers, products and services; enhances the sales, service and development of our products. Our business partners include:

POSCO: We partner with POSCO, an Independent Power Producer (IPP) with annual revenues of approximately $1.8 billion and a subsidiary of South Korean-based POSCO, one of the world's largest steel manufacturers (NYSE: PKX). POSCO owns 30.8 million of our common shares or approximately 16 percent of outstanding shares. In February 2007, we signed a 10-year manufacturing and distribution agreement with POSCO to distribute and package DFC power plants in South Korea. POSCO has extensive experience in power plant project development, having built over 3,300 megawatts of power plants, equivalent to 4.3 percent of South Korea's national capacity.

In October 2009, we entered into a Stack Technology Transfer and License Agreement allowing POSCO Energy to assemble fuel cell stack modules from cell and module components provided by us. These fuel cell modules are combined with BOP manufactured in South Korea to complete the fuel cell power plants for sale in South Korea or export to Asian markets.

In October 2012, we entered into a Cell Technology Transfer and License Agreement, which provides the intellectual property and rights for POSCO to manufacture DFC fuel cell components in South Korea. With the execution of this agreement, POSCO has the rights to manufacture the entire DFC power plant in South Korea. This relationship with POSCO illustrates our strategy of executing locally for economic development, while leveraging our global expertise and infrastructure.

POSCO has 100 megawatts of local balance of plant manufacturing capacity and fuel cell module assembly and conditioning capacity, and is constructing a DFC fuel cell component production facility with annual capacity up to 140 megawatts. An integrated global supply chain is closely managed by FuelCell Energy and will be used for supplying both the new POSCO facility in Pohang, South Korea as well as the FuelCell Energy production facility. Greater purchasing volume and consistent production levels help to reduce product costs. Local capacity in South Korea provides a second source of supply for DFC fuel cell stacks, which is valued by some prospective customers and project investors should a supply disruption occur at the FuelCell Energy production facility in Connecticut, USA. Locating final assembly of our DFC power plants closer to end users reduces costs and ensures our products meet the needs of individual markets. POSCO fulfills South Korean energy policy objectives and creates local employment. POSCO is also marketing power plants regionally, beginning with markets in Indonesia.

We have also partnered with POSCO to expand the market for fuel cells in South Korea through development of a 100 kW DFC power plant with CHP capabilities that is targeted at the commercial / apartment building market in Asia. POSCO designed the BOP for these small-scale power plants and installed two demonstration units in Seoul City that have been operating since late 2011.

Fraunhofer IKTS: We announced a partnership with The Fraunhofer Institute for Ceramic Technologies and Systems IKTS during fiscal year 2012. The Fraunhofer IKTS with its staff of approximately 400 engineers, scientists and technicians is a world leading institute in the field of advanced ceramics for high tech applications, including fuel cells. The parent organization, Fraunhofer, was founded in 1949 and is Europe's largest application-oriented research organization with an annual research budget of €1.8 billion (approximately $2.3 billion) and more than 18,000 staff, primarily scientists and engineers. Fraunhofer has research centers and representative offices in Europe, USA, Asia and the Middle East, and more than 80 research units, including 60 Fraunhofer Institutes, at different locations in Germany.

Fraunhofer IKTS has proprietary carbonate fuel cell technology and patents that has been contributed to FCES, the German-based joint venture that is 75 percent owned by FuelCell Energy, Inc. and 25 percent by Fraunhofer IKTS. In addition, Fraunhofer IKTS is contributing their expertise and extensive research and development capabilities with fuel cells and materials science as well as sharing their industry and government relationships. Within six months of the initial partnership announcement between FuelCell Energy, Inc. and Fraunhofer IKTS, the first sale was announced by FCES for the installation of a DFC power plant at the new Federal Ministry of Education and Research government complex in Berlin, Germany, and was closely followed by the sale of a DFC power plant to the 20 Fenchurch office tower in London, England.

Enbridge, Inc.: We have a market development relationship with Canada-based Enbridge (NYSE: ENB), a global leader in energy transportation and distribution for the market development and deployment of the Direct FuelCell – Energy Recovery Generation (DFC-ERG®) power plant. A 2.2 MW DFC-ERG unit is installed at Enbridge's headquarters in Toronto. Enbridge is a holder of Series 1 preferred shares in our Canadian subsidiary, FCE Ltd.

Abengoa: We announced a partnership in fiscal year 2012 with Spanish-based Abengoa (MCE: ABG), a multi-national company focused on renewable power generation, desalination and recycling. Under the partnership, Abengoa will develop, manufacture and market stationary fuel cell power plants using fuel cell modules provided by us. Target markets are in Europe and Latin America for megawatt-class DFC power plants, including municipalities, large industrial power users and facilities that generate renewable biogas. In addition, the parties are cooperating to enhance the capability and market opportunities for DFC power plants operating on liquid biofuels, such as sugar cane ethanol produced in Brazil.

Other: We have aligned ourselves with project developers to develop power generation projects using our power plants. These project developers target specific applications or markets.

BUSINESS STRATEGY

Our business strategy is to grow revenues by expanding in our key geographic and vertical markets while continuing to reduce product costs. Our DFC power plants are gross margin profitable and we believe that with sufficient volume we can achieve net income profitability. Our vision is to provide ultra-clean, highly efficient, reliable distributed generation baseload power at a cost per kilowatt hour that is less than the cost of grid-delivered electricity. Our power plants provide electricity that is priced competitively to grid-delivered electricity in certain high cost regions. We plan to achieve our vision by focusing on three Strategic Priorities: 1) Driving Growth, 2) Operational Excellence, and 3) Customer Satisfaction.

Driving Growth is our Strategic Priority aimed at growing our geographic and vertical markets and increasing revenues. Initiatives designed to accomplish this objective include; building markets that are based on our core fuel cell technology, broadening the penetration of our key market segments and expanding into new markets.

We are focused on markets that combine elements that we believe are essential for rapid and sustained growth. These are markets in where the cost of grid-delivered electricity is high, the market values clean and efficient power sources and the regulatory environment is supportive of fuel cell technology and distributed generation.

Geographic markets that meet these criteria and where we are already well established include South Korea, California and Connecticut. During 2012, we created a strong foundation for growth in Europe through our joint venture, FuelCell Energy Solutions, GmbH. Vertical markets contributing to our growth include utility grid support, universities, wastewater treatment and food and beverage processing. Through a joint development agreement with our South Korean partner, we also have two demonstration power plants targeting the commercial building market in South Korea.

Revenue diversification is a strategic priority including diversification by geography, by market and by revenue source. As an illustration, Services revenue represents a stable and consistent source of revenue and remains a growth focus for the Company. We are also pursuing opportunities to target adjacent markets that leverage our existing fuel cell applications expertise and Services infrastructure.

Operational Excellence is our Strategic Priority aimed at achieving operational excellence in every aspect of our business. Initiatives designed to accomplish this objective include enhancing the performance of our DFC power plant fleet, extending the lifecycle of our products while simultaneously reducing the cost of our products, and fully leveraging our engineering, manufacturing and other resources.

Our ongoing cost reduction program involves every aspect of our business, from engineering, procurement and manufacturing through installation and services. Close coordination with customers, suppliers and partners are key elements of the program. Since they were first commercialized in 2003, we have reduced the product cost of our megawatt-class power plants by more than 60 percent.

Customer Satisfaction is our Strategic Priority aimed at ensuring that our customers are delighted with the performance of our products and the ongoing services we provide. We have executed long-term service agreements with primarily all of our customers. These service agreements help us partner more closely with customers to deliver the value they expect and they create opportunities for us to provide additional services. Service agreements generate predictable and stable recurring revenue; as our installed base continues to grow they will generate sustainable revenue and contribute to profitability.

In December, 2012, the Company acquired Versa Power Systems, Inc. (Versa), a leading global developer of solid oxide fuel cell technology (SOFC). Prior to this action, we owned approximately 39 percent of Versa Power and partnered with Versa under the U.S. Department of Energy Solid State Energy Conversion Alliance (SECA) coal-based systems program. Under this program, we are currently testing a 60 kilowatt SOFC stack at our Danbury, Connecticut facility with expectations to demonstrate a 250 kW SOFC power plant should certain performance milestones be reached. The Versa SOFC technology is incorporated in programs involving a broad range of leading global companies including the Boeing Company. The potential market opportunity for the SOFC technology is with sub-megawatt applications for customers that need on-site power generation in either combined heat and power or electric-only configurations. The DFC® product line utilizes carbonate technology and is well-suited for the megawatt class market as the technology and the economics scale very well with greater size. SOFC technology is complementary and will target adjacent market opportunities in the sub-megawatt market, such as commercial buildings and high rise residential complexes. FuelCell Energy is currently in discussion with several potential global partners to commercialize the SOFC technology.

The transaction resulted in the Company exchanging approximately 3.5 million shares of its common stock for the remaining 61% of outstanding Versa shares held by the four Versa shareholders.

Versa's primary sources of revenue are from research contracts with the U.S. Department of Energy Solid State Energy Conversion Alliance (SECA) coal-based systems program and a research contract with The Boeing Company. Revenue and associated costs will be recognized under Research and development contracts in the consolidated financial statements of FuelCell Energy, Inc.

We intend to collaborate with a partner or multiple partners to commercialize the SOFC technology.

Versa has research facilities in Littleton, Colorado, USA and Calgary, Canada with 41 employees. Both facilities are leased. Research and development is being closely coordinated with existing FuelCell Energy research and development resources in Danbury, Connecticut, USA and administrative functions have been assumed by existing resources at FuelCell Energy facilities in Connecticut.

MANUFACTURING

Manufacturing Process

We have a 65,000 square-foot manufacturing facility in Torrington, Connecticut where we produce the DFC cell packages which are assembled into modules. The completed modules are then transported to our test and conditioning facilities in Danbury, Connecticut for the final step in the manufacturing process and then shipped to customer sites. For the South Korean marketplace, the DFC components are currently manufactured in the USA and then shipped to South Korea for local stacking and conditioning.

Our South Korean partner, POSCO, is developing a local manufacturing facility with capacity up to 140 megawatts of carbonate fuel cell components. Production is expected to begin in early 2015 at a level of up to 70 megawatts with production increasing thereafter as demand supports.

We have a 20,000 square-foot manufacturing facility in Ottobrun, Germany that has the capability to produce up to 30 megawatts per year of sub-megawatt DFC power plants. The facility will become operational as demand for DFC plants in Europe supports.

We design and manufacture the core DFC fuel cell components. The Balance of Plant (BOP) components are either purchased directly from suppliers or the manufacturing is outsourced based on our designs and specifications. This strategy allows us to leverage our manufacturing capacity, focusing on the critical aspects of the power plant where we have specialized knowledge and expertise. Localizing the BOP ensures designs meet local power needs, minimizes our inventory investment, reduces shipping costs and offers the potential for partners to manufacture BOP and create local jobs. BOP components are shipped directly to a customer's site and are assembled, with the fuel cell module, into a complete power plant.

Capacity and Production Increase

Our overall DFC manufacturing process in the USA (module manufacturing, final assembly, testing and conditioning) has a production capacity of up to 90 MW per year, with full utilization under its current configuration. In conjunction with the 2012 license agreement POSCO began designing and will construct a cell manufacturing facility in South Korea capacity capable of producing up to 140 MW of product annually for sale in the Asian market.

If demand develops beyond the combined capacity of the Company and POSCO, we have the ability to further expand production capacity at our Torrington facility to approximately 150 MW. This expansion would require the addition of equipment (e.g. furnaces, tape casting and other equipment) to increase the capacity of certain manufacturing operations. Due to the economies of scale and equipment required, we believe it is more cost effective to add capacity in large blocks. We estimate that an expansion of the Company's Torrington facility to 150 MW would require additional capital investments of $30 to $40 million, although this expansion may occur in stages depending on the level of market demand. We currently do not have plans to expand this facility.

In 2012, POSCO placed a 121.8 MW order with monthly delivery of DFC fuel cell kits through October 2016. This order provides a base level of production for raw materials purchases and other operational considerations for a four-year period and is helping to further reduce costs through manufacturing and purchasing efficiencies.

Raw Materials and Supplier Relationships

We use various raw materials and components to construct a fuel cell module, including nickel and stainless steel which are critical to our manufacturing process. Our fuel cell stack raw materials are sourced from multiple vendors and are not considered precious metals. In addition to manufacturing the fuel cell module in our Torrington facility, the electrical and mechanical BOP are assembled by and procured from several suppliers. All of our suppliers must undergo a qualification process. We continually evaluate new suppliers and are currently qualifying several new suppliers.

ADVANCED TECHNOLOGY PROGRAMS (THIRD PARTY FUNDED RESEARCH AND DEVELOPMENT)

We perform both public and privately-funded research and development to expand the markets for our DFC power plants, reduce costs and expand our technology portfolio in complementary high-temperature fuel cell systems. This research builds on the versatility of our fuel cell power plants and contributes to the development of potentially new end markets. Our power plants provide various value streams including clean electricity, high quality usable heat and hydrogen, suitable for vehicle fueling or industrial purposes. Our Advanced Technology Programs are focused on three strategic areas that have strong prospects for commercialization within a reasonable timeframe: solid oxide fuel cell (SOFC) development and commercialization, hydrogen production, compression and storage, and carbon capture.

The revenue and associated costs from government- and third party sponsored research and development is classified as Revenue of research and development contracts and Cost of research and development contracts, respectively, in our consolidated financial statements.

Since 1975, we have worked with various U.S. government departments and agencies, including the Department of Energy (DOE), the Department of Defense (DOD), the Environmental Protection Agency (EPA), the Defense Advanced Research Projects Agency (DARPA), Office of Naval Research (ONR), and the National Aeronautics and Space Administration (NASA) on technology development. Government funding, principally from the DOE, provided 6 percent, 6 percent, and 15 percent of our revenue for the fiscal years ended 2012, 2011, and 2010, respectively.

Significant research and development programs on which we are currently working include:

Solid oxide fuel cell (SOFC) development and commercialization; We have been a prime contractor in the DOE's Solid State Energy Conversion Alliance ("SECA") since 2003 and are currently participating in Phase III of the Large Scale Hybrid Program. The goal of this cost-share program is to develop a multi-megawatt, highly efficient, central generation SOFC power plant operating on coal synthesis gas. We are currently in Phase III of the program and the objective for this phase is to operate an SOFC module with output of 60 kW. This will accelerate the development of affordable SOFC modules with enhanced performance and endurance. The 60 kW SOFC module is currently operating at our facility in Danbury, Connecticut.

We were awarded a $3.8 million contract by the U.S. Navy Office of Naval Research (ONR) to develop and test a Hybrid SOFC-Battery power system for large displacement undersea vehicle propulsion. The objective of the project is to develop a refuelable power system, with high energy density, that is suitable for undertaking long duration underwater missions of unmanned submersibles. The Hybrid SOFC-Battery system will be capable of generating 1,800 kilowatt hours of electricity during a 70 day mission with no exhaust discharged outside of the vehicle at any time. It will use liquid fuel and be self-contained with no reliance on external air.

Versa is a supplier to The Boeing Co. under a U.S. Defense Advanced Research Projects Agency (DARPA) program to develop and fly a very long endurance unmanned aircraft. Versa's specialized solid state SOFC technology is paired with solar equipment to provide an on-board source of power for propulsion and communication equipment.

Hydrogen production, compression and storage – Our high temperature DFC power plant generates electricity directly from a fuel by reforming the fuel inside the fuel cell to supply hydrogen for the electrical generation process. We capture the excess hydrogen that is not used in the electrical generation process. Gas separation technology can then be added to capture hydrogen that is not used by the electrical generation process, and we term this configuration DFC-H2. This value-added proposition may be compelling for industrial users of hydrogen or for vehicle fueling. A DFC300-H2 power plant has been operating for over one year at the Orange County Wastewater Treatment Facility in Irvine, California to supply 1) hydrogen for use in fuel cell vehicle fueling, 2) clean renewable electricity, and 3) high quality heat for the wastewater treatment process. The demonstration is being performed under sub-contract to Air Products (NYSE: APD) with the majority of funding provided by the DOE.

Carbon Capture – Coal is an abundant, low cost, domestic resource which is widely used to generate electricity, but with a significant carbon footprint. Cost effective and efficient carbon capture from coal-fired power plants potentially represents a large global market because it could enable clean use of this domestic fuel. Our carbonate fuel cell technology separates and concentrates carbon dioxide (CO_2) as a side reaction during the power generation process. DFC carbon capture research conducted by us has demonstrated that this is a viable technology for the efficient separation of CO_2. We are currently in the second phase of a DOE program to evaluate the use of Direct FuelCell technology to efficiently and cost effectively separate CO_2 from the emissions of existing coal fired power plants and industrial flue gases.

RESEARCH AND DEVELOPMENT (COMPANY FUNDED RESEARCH AND DEVELOPMENT)

In addition to research and development performed under government contracts, we also fund our own research and development projects including extending module life, increasing the power output of our modules and reducing the cost of our products. Initiatives include increasing the power output of the fuel cell stacks to 375 kW from 350 kW currently, and extending the stack life to seven years from five years currently. Greater power output and improved longevity will lead to improved profitability on a unit basis for each power plant sold and improved profitability of service contracts, which will support expanding margins for the Company. Company-funded research and development is included in research and development expenses (operating expenses) in our consolidated financial statements.

The total research and development expenditures in the consolidated statement of operations including third party and company funded are as follows:

	Years Ended October 31,		
	2012	2011	2012
Research and development contracts	**$ 7,237**	$ 7,830	$10,370
Cost of research and development contracts	**14,354**	16,768	18,562
Total research and development	**$21,591**	$24,598	$28,932

COMPETITION

The electric generation market is competitive with continually evolving participants. Our DFC power plants compete in the marketplace for distributed generation. In addition to different types of stationary fuel cells, some other technologies that compete in this marketplace include micro-turbines and reciprocating gas engines.

Several companies in the U.S. are engaged in fuel cell development, although we believe we are the only domestic company engaged in significant manufacturing and commercialization of stationary carbonate fuel cells. Emerging fuel cell technologies (and the companies developing them) include PEM fuel cells (Ballard Power Systems, Plug Power and ClearEdge Power), phosphoric acid fuel cells (UTC Power/ClearEdge Power) and solid oxide fuel cells (Delphi, Rolls Royce, Bloom Energy, and Acumentrics). Each of these competitors has the potential to capture market share in our target markets.

There are other potential fuel cell competitors internationally. In Japan, Fuji Electric has been involved with both PEM and phosphoric acid fuel cells. In Korea, Doosan Corporation is engaged in carbonate fuel cell development and LG Electronics is engaged in SOFC development with its partner, Rolls Royce. In the United Kingdom, AFC Energy is engaged in alkaline fuel cell development. In Germany and Austria, Ceramic Fuel Cells is engaged in PEM fuel cell development for micro-CHP applications.

Other than fuel cell developers, we also compete with companies such as Caterpillar, Cummins, Wartsilla, MTU Friedrichshafen GmbH (MTU), Mitsubishi Heavy Industries and Detroit Diesel, which manufacture more mature combustion-based distributed power generation equipment, including various engines and turbines, and have well-established manufacturing and distribution operations along with product operating and cost features. Electrical efficiency of these products can be competitive with our DFC power plants in certain applications. Competition on larger MW projects may also come from gas turbine companies like General Electric, Solar Turbines and Kawasaki.

We also compete against the electric grid with utilities that generate power in large central generation locations and then use transmission lines to transport the electricity to the point of use.

SERVICES AND WARRANTY AGREEMENTS

We offer a comprehensive portfolio of services including: engineering installation, performance contracts, long-term maintenance programs, refurbishment and complete product support including trained technicians that remotely monitor and operate the plants around the world 24 hours a day and 365 days a year. We employ field technicians to service the power plants and maintain service centers near our customers to ensure high availability of our plants. In addition to the standard product warranty of one year, we also offer customers service agreements (LTSA) for Direct FuelCell (DFC) power plants ranging from one to 20 years. Our standard LTSA term is five years and may be renewed if the parties mutually agree on future pricing. Pricing for service contracts is based upon the markets in which we compete, as well as estimates of future maintenance and stack replacement costs.

While the electrical and mechanical balance of plant (BOP) in our DFC power plants is designed to last over 20 years, the fuel cell "stacks" must currently be replaced approximately every five years.

Under the typical provisions of the LTSAs, we provide services to monitor, operate and maintain customer power plants to meet performance levels. Should the power plant not meet the minimum performance levels, we may be required to replace the fuel cell stack with a new or used replacement or pay performance penalties.

GOVERNMENT REGULATION

Our Company and its products are subject to various federal, provincial, state and local laws and regulations relating to, among other things, land use, safe working conditions, handling and disposal of hazardous and potentially hazardous substances and emissions of pollutants into the atmosphere. Negligible emissions of SOx and NOx from our power plants are substantially lower than conventional combustion-based generating stations, and are far below existing and proposed regulatory limits. The primary emissions from our power plants, assuming no cogeneration application, are humid flue gas that is discharged at temperatures of 700-800°F, water that is discharged at temperatures of 10-20°F above ambient air temperatures, and CO_2 in per kW hour amounts that are much less than conventional fossil fuel central generation power plants. In light of the high temperature of the gas emissions, we are required to site or configure our power plants in a way that will allow the gas to be vented at acceptable and safe distances. The discharge of water from our power plants requires permits that depend on whether the water is to be discharged into a storm drain or into the local wastewater system. While our products have very low carbon monoxide emissions, there could be additional permitting requirements in smog non-attainment areas with respect to carbon monoxide if a number of our units are aggregated together.

We are also subject to federal, state, provincial or local regulation with respect to, among other things, emissions and siting. In addition, utility companies and several states in the USA have created and adopted or are in the process of creating interconnection regulations covering both technical and financial requirements for interconnection of fuel cell power plants to utility grids. Our power plants are designed to meet all applicable laws, regulations and industry standards for use in their markets.

We are committed to providing a safe and healthy environment for our employees. All of our employees are required to obey all applicable health, safety and environmental laws and regulations and must observe the proper safety rules and environmental practices in work situations. We are dedicated to seeing that safety and health hazards are adequately addressed through appropriate work practices, training and procedures.

PROPRIETARY RIGHTS AND LICENSED TECHNOLOGY

Our company was founded as a research company in 1969 and began focusing on high-temperature carbonate fuel cells in the 1980s. After a multi-year period of research and development including installation and operation of demonstration carbonate fuel cell power plants, we began selling fully commercialized Direct FuelCell (DFC) power plants in 2003. Our extensive experience, trade secrets, proprietary processes and patents combine to safeguard our intellectual property rights and act as a significant barrier to entry for potential competitors.

We have 78 current U.S. patents and 50 international patents covering our fuel cell technology (in certain cases covering the same technology in multiple jurisdictions). 74 of our U.S. patents relate to our Direct FuelCell technology, 1 patent relates to SOFC technology and 3 patents relate to PEM fuel cell technology. We also have submitted 20 U.S. and 84 international patent applications.

Our patents will expire between 2013 and 2031, and the current average remaining life of our patents is approximately 11 years. During 2012, 12 new U.S. patents were issued or allowed and no U.S. and 10 international patents expired or were abandoned. The expiration of these patents has no material impact on our current or anticipated operations. We also have approximately 22 invention disclosures in process with our patent counsel that may result in additional patent applications.

Many of our U.S. patents are the result of government-funded research and development programs, including our Department of Energy (DOE) programs. U.S. patents we own that resulted from government-funded research are subject to the government exercising "march-in" rights. We believe that the likelihood of the U.S. government exercising these rights is remote and would only occur if we ceased our commercialization efforts and there was a compelling national need to use the patents.

SIGNIFICANT CUSTOMERS AND BACKLOG

We contract with a concentrated number of customers for the sale of our products and for research and development contracts. For the fiscal years ended October 31, 2012, 2011 and 2010, our top five customers, POSCO (which is a related party and owns approximately 16 percent of the outstanding common shares of the Company), Department of Energy, BioFuels Fuel Cells, LLC, UTS BioEnergy, LLC, and Pacific Gas and Electric Company, accounted for 86 percent, 71 percent and 68 percent, respectively, of our total annual consolidated revenue. Revenue percentage by major customer for the last three fiscal years is as follows:

	2012	2011	2010
POSCO	**76%**	44%	58%
Department of Energy	**7%**	—	—
BioFuels Fuel Cells, LLC	**—**	12%	—
UTS BioEnergy, LLC	**2%**	10%	—
Pacific Gas and Electric Company	**1%**	5%	10%
Total	**86%**	71%	68%

See Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements and Supplementary Data for further information regarding our revenue and revenue recognition policies.

Backlog refers to the aggregate revenues remaining to be earned at a specified date under contracts we have entered into. Revenue backlog is as follows:

- Product sales and service backlog totaled $306.6 million as of October 31, 2012 compared to $209.9 million as of October 31, 2011. Product backlog was $228.1 million or 150.7 MW as of October 31, 2012 and $131.8 million or 72.9 MW as of October 31, 2011. Service agreement backlog was $78.5 million and $78.1 million as of October 31, 2012 and 2011, respectively. The 14.9 MW Bridgeport fuel cell park project that was closed subsequent to fiscal year end 2012 will increase product and service backlog in the first quarter of 2013 by approximately $125 million, including approximately $56 million for product backlog and $69 million for service backlog. Although backlog reflects business that is considered firm, cancellations or scope adjustments may occur and will be reflected in our backlog when known.
- For research and development contracts, we include the total contract value including any unfunded portion of the total contract value in backlog. Research and development contract backlog totaled $12.2 million as of October 31, 2012 compared to $15.8 million as of October 31, 2011. The unfunded portion of our research and development contracts amounted to $4.7 million and $6.8 million as of October 31, 2012 and 2011, respectively. Due to the long-term nature of these contracts, fluctuations from year to year are not an indication of any future trend.

As of October 31, 2012 we had contracts for power plants totaling 1.5 MW under PPAs ranging from five to seven years. Revenue under these agreements is recognized as electricity is produced. This revenue is not included in backlog described above.

EMPLOYEES

As of October 31, 2012, we had 484 full-time employees, of whom 226 were located at the Torrington, Connecticut manufacturing plant, 243 were located at the Danbury, Connecticut facility or various field offices, and 15 were located at our foreign locations. In addition, as of October 31, 2012, the Company had 16 temporary workers, with the majority located at the Torrington manufacturing plant. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

The Versa acquisition adds an additional 41 full-time employees, 10 located in Littleton, CO and 31 located in Calgary, Canada.

AVAILABLE INFORMATION

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports will be made available free of charge through the Investor Relations section of the Company's Internet website (http://www.fuelcellenergy.com) as soon as practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Material contained on our website is not incorporated by reference in this report. Our executive offices are located at 3 Great Pasture Road, Danbury, CT 06813.

The public may also read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC located at http://www.sec.gov.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW AND RECENT DEVELOPMENTS

Overview

We are a leading integrated fuel cell company with a growing global presence. We design, manufacture, sell, install, operate and service ultra-clean, highly efficient stationary fuel cell power plants for distributed baseload power generation. Our power plants offer scalable on-site power and utility grid support, helping customers solve their energy, environmental and business challenges.

Global urban populations are expanding, becoming more industrialized and requiring greater amounts of power to sustain their growth. As policymakers and power producers struggle to find economical and readily available solutions that will alleviate the impact of harmful pollutants and emissions, the market for ultra-clean, efficient and reliable distributed generation is rapidly growing.

With fully commercialized ultra-clean fuel cell power plants and decades of experience in the industry, we are well positioned to grow our installed base of power plants. Our plants are operating in more than 50 locations worldwide and have generated more than 1.5 billion kilowatt hours (kWh) of electricity, which is equivalent to powering more than 135,000 average size U.S. homes for one year. Our installed base and steadily growing backlog exceeds 300 megawatts (MW).

Our diverse and growing customer base includes major electric utility companies, municipalities, universities, government entities and businesses in a variety of commercial and industrial enterprises. Our leading geographic markets are South Korea and the United States and we are actively pursuing expanding opportunities in Asia, Europe and Canada.

We service the power plants for virtually every customer we have globally under long term service agreements. We monitor and operate the power plants around the clock from our technical assistance center located at our Danbury, Connecticut headquarters. We have an extensive service network of FuelCell Energy technicians that provide on-site service and maintenance.

Recent Developments

The Company executed a number of key initiatives during and subsequent to fiscal year 2012 that expanded the global manufacturing footprint and began development of the European market for fuel cell power plants.

Versa Power Systems, Inc. acquisition

In December 2012, the Company acquired the remaining 61% ownership position of Versa Power Systems, Inc. (Versa), a leading global developer of solid oxide fuel cell technology (SOFC). The Versa SOFC technology is incorporated in programs involving a broad range of leading global companies including the Boeing Company. The potential market opportunity for the SOFC technology is with sub-megawatt applications for customers that need on-site power generation in either combined heat and power or electric-only configurations. The DFC® product line utilizes carbonate technology and is well-suited for the megawatt class market as the technology and the economics scale very well with greater size. SOFC technology is complementary and will target adjacent market opportunities in the sub-megawatt market, such as commercial buildings and high rise residential complexes. FuelCell Energy is currently in discussion with several potential global partners to commercialize the SOFC technology.

The transaction resulted in the Company exchanging approximately 3.5 million shares of its common stock for the remaining 61% of outstanding Versa shares held by the four Versa shareholders. The purchase price offered, which was made prior to year-end, by FuelCell Energy resulted in an impairment charge of the Company's prior investment classified as Investment in and loans to affiliate on the Consolidated Balance Sheets and recorded in the fourth quarter of 2012.

Versa will be fully consolidated into the Company's financial statements as of the acquisition date. Versa receives revenue under a number of research contracts including the U.S. Department of Energy Solid State Energy Conversion Alliance (SECA) coal-based systems program and a research contract with The Boeing Company. Revenue and associated costs are expected to be recognized under Research and development contracts in the consolidated financial statements of FuelCell Energy, Inc.

Bridgeport Project

In December 2012, the Company announced the sale of a 14.9 MW fuel cell park in Bridgeport, Connecticut with the power plants sold to Dominion, one of the largest utilities in the USA with operations in 15 States. Five 2.8 MW DFC3000® power plants will supply 14.0 megawatts of ultra-clean electricity and heat from the fuel cells will be converted into an additional 0.9 MW of virtually emission free electricity through use of an organic rankine cycle configuration. Connecticut Light & Power will purchase the electricity from Dominion under a 15 year energy purchase agreement. Fuel cell parks assist utilities in adding environmentally friendly and economical baseload power generation throughout their service area, reducing congestion of their existing transmission and distribution grid. This project will increase product and service backlog in the first quarter of 2013 by approximately $125 million, including approximately $56 million for product backlog and $69 million for service backlog.

Korean Market Developments

During the fourth quarter of 2012, the Company announced an order from its South Korean partner, POSCO Energy Inc. LTD. (POSCO) for 121.8 megawatts (MW) of fuel cell kits and services to be manufactured at the FuelCell Energy production facility in Torrington, Connecticut. The estimated value of the multi-year contract is approximately $181 million. South Korea adopted an ambitious renewable portfolio standard (RPS) in 2012 to promote clean energy, reduce carbon emissions, and develop a local green-industry to support economic growth. Utilities and project investors are developing new and renewable power projects under the RPS including a new 58.8 MW fuel cell park that is in progress with construction expected to commence in 2012. The ownership of the 58.8 MW fuel cell park includes Korea Hydro and Nuclear Power Co. Ltd., Samchully Co., a gas distribution company, POSCO and financial investors. The electricity will be sold to the power grid and the heat from the fuel cells will be supplied to a district heating system. The first delivery will occur in May 2013 to ensure an uninterrupted supply of kits as deliveries under the existing 70 MW order will conclude in April 2013. Each kit consists of 1.4 MW of fuel cell components that are interchangeable and can be used for megawatt class fuel cell power plants or sub-megawatt plants.

Also during the fourth quarter of 2012, the Company announced the execution of a series of strategic initiatives with POSCO to expand the market for stationary fuel cell power plants in Asia, including a license agreement for POSCO to manufacture Direct FuelCell (DFC) power plants in South Korea and sell throughout Asia. The Cell Technology Transfer and License Agreement provides POSCO the rights to manufacture carbonate fuel cell components in South Korea based on DFC technology and grants commercial rights to Asian markets. The agreement harmonizes two prior license agreements so that POSCO has rights to manufacture the entire carbonate DFC power plant. The License Agreement payments total $18 million and the amendment to prior agreements payments total $8 million. The initial payment of $10 million was received on November 1, 2012. POSCO will also pay a 3.0 percent royalty to the Company for each power plant built and sold by POSCO during the next 15 years. This royalty is expected to develop into a consistent and growing revenue stream as the Asian fuel cell market expands. The license agreement may be extended for two additional terms of five years each by mutual agreement.

This relationship with POSCO illustrates our strategy of executing locally for economic development, while leveraging our global expertise and infrastructure. An integrated global supply chain is closely managed by FuelCell Energy and will be used for supplying both the new POSCO facility in Pohang, South Korea as well as the FuelCell Energy production facility. Greater purchasing volume and consistent production levels help to reduce product costs. Local capacity in South Korea provides a second source of supply for DFC fuel cell stacks, which is valued by some prospective customers and project investors should a supply disruption occur at the FuelCell Energy production facility in Connecticut, USA. Locating final assembly of our DFC power plants closer to end users reduces costs and ensures our products meet the needs of individual markets. POSCO fulfills South Korean energy policy objectives and creates local employment. POSCO is also marketing power plants regionally, beginning with markets in Indonesia.

European Market Developments

In fiscal year 2012, a partnership was formed with German-based Fraunhofer IKTS that subsequently led to the formation of a joint venture, FuelCell Energy Solutions, GmbH. FuelCell Energy Solutions is a German-based joint venture that is 75 percent owned by FuelCell Energy, Inc. and 25 percent owned by Fraunhofer IKTS.

Fraunhofer IKTS, with its staff of approximately 400 engineers, scientists and technicians, is a world leading institute in the field of advanced ceramics for high tech applications, including fuel cells. The parent organization, Fraunhofer, was founded in 1949 and is Europe's largest application-oriented research organization with an annual research budget of €1.8 billion (approximately $2.3 billion) and more than 18,000 staff, primarily scientists and engineers. Fraunhofer has research centers and representative offices in Europe, USA, Asia and the Middle East, and more than 80 research units, including 60 Fraunhofer Institutes, at different locations in Germany.

Fraunhofer IKTS has proprietary carbonate fuel cell technology and patents that has been contributed to FuelCell Energy Solutions, GmbH (FCES), the German-based joint venture that is 75 percent owned by FuelCell Energy, Inc. and 25 percent by Fraunhofer IKTS. In addition, Fraunhofer IKTS is contributing their expertise and extensive research and development capabilities with fuel cells and materials science as well as sharing their industry and government relationships. Within six months of the initial partnership announcement between FuelCell Energy, inc. and Fraunhofer IKTS, the first sale was announced by FCES for the installation of a DFC power plant at the new Federal Ministry of Education and Research government complex in Berlin, Germany.

FCES is consolidated in the financial statements of the Company, including the related noncontrolling interest.

Common Stock Sales

On March 27, 2012, the Company completed a public offering of 23.0 million shares of common stock including 3.0 million shares sold pursuant to the full exercise of an over-allotment option previously granted to the underwriters. All shares were offered by the Company at a price of $1.50 per share. Total net proceeds to the Company were approximately $32.0 million.

On April 30, 2012, the Company completed a $30 million investment by POSCO. Under the terms of the agreement, POSCO purchased 20.0 million shares of common stock at a price of $1.50 per share for proceeds of $30 million. These proceeds were received on May 3, 2012. This investment brings POSCO's common stock ownership percentage in the Company to approximately 16%.

RESULTS OF OPERATIONS

Management evaluates the results of operations and cash flows using a variety of key performance indicators including revenues compared to prior periods and internal forecasts, costs of our products and results of our "cost-out" initiatives, and operating cash use. These are discussed throughout the 'Results of Operations' and 'Liquidity and Capital Resources' sections.

Results of Operations are presented in accordance with accounting principles generally accepted in the United States ("GAAP") and as adjusted for certain items referenced below. Management also uses non-GAAP measures which exclude non-recurring items in order to measure operating periodic performance. Adjustments to GAAP are referenced below under "Revenues and Costs of Revenues" and "Net Loss to Common Shareholders". We have added this information because we believe it helps in understanding the results of our operations on a comparative basis. This adjusted information supplements and is not intended to replace performance measures required by U.S. GAAP disclosure.

COMPARISON OF THE YEARS ENDED OCTOBER 31, 2012 AND OCTOBER 31, 2011

Revenues and Costs of revenues

Our revenues and cost of revenues for the years ended October 31, 2012 and 2011 were as follows:

	Years Ended October 31,		Change	
	2012	2011	$	%
Total revenues	**$120,603**	$122,570	$ (1,967)	(2)
Total cost of revenues	**120,158**	135,180	(15,022)	(11)
Total gross profit (loss)	**$ 445**	$ (12,610)	$ 13,055	(104)
Total Sales Cost-to-revenue ratio (1)	**1.00**	1.10		(9)

(1) Cost-to-revenue ratio is calculated as total cost of revenues divided by total revenues.

Total revenues for the year ended October 31, 2012 decreased $2.0 million, or 2 percent, to $120.6 million from $122.6 million during the same period last year. Total cost of revenues for the year ended October 31, 2012 decreased by $15.0 million, or 11 percent, to $120.2 million from $135.2 million during the same period last year. A discussion of the changes in product sales and service agreement revenues and research and development contract revenues follows.

Product sales and service agreement revenues

Our product sales and service agreement revenues and cost of revenues for the years ended October 31, 2012 and 2011 were as follows:

	Years Ended October 31,		Change	
	2012	2011	$	%
Revenues:				
Product sales	**$ 94,950**	$103,007	$ (8,057)	(8)
Service agreement revenues	**18,183**	12,097	6,086	50
Total	**$113,133**	$115,104	$ (1,971)	(2)
Cost of Revenues:				
Product sales	**$ 93,876**	$ 96,525	$ (2,649)	(3)
Service agreement revenues	**19,045**	30,825	(11,780)	(38)
Total	**$112,921**	$127,350	$(14,429)	(11)
Gross profit (loss):				
Gross profit (loss) from product sales	**$ 1,074**	$ 6,482	$ (5,408)	—
Gross loss from service agreement revenues	**(862)**	(18,728)	17,866	(95)
Total	**$ 212**	$ (12,246)	$ 12,458	(102)
Product sales cost-to-revenue ratio (1)	**0.99**	0.94		5
Service agreement revenues cost-to-revenue ratio (1)	**1.05**	2.55		(59)

(1) Cost-to-revenue ratio is calculated as cost of sales and revenues divided by sales and revenues.

Product sales and service agreement revenues decreased $2.0 million, or 2 percent, in the fiscal year ended October 31, 2012 to $113.1 million compared to $115.1 million for the prior year period. Cost of product sales and service agreement revenues decreased $14.4 million, or 11 percent in fiscal year ended October 31, 2012 to $112.9 million compared to $127.4 million in the same period the prior year. This decrease is primarily due to continued focus on reducing product costs and enhancing manufacturing processes and efficiencies. The decrease is also partially a result of a B1200 repair and upgrade program charge recorded in fiscal 2011 totaling $8.3 million. Also, fiscal 2011 cost of sales reflects a benefit of approximately $1.0 million from a vendor settlement related to certain prior period issues associated with components purchased from this vendor.

Gross profit for product sales and service agreement revenues is $0.2 million, compared to a gross loss of $12.2 million in fiscal 2011. The cost-to-revenue ratio was .99-to-1.00 for fiscal year ended October 31, 2012 compared to 1.11-to-1.00 for fiscal year ended October 31, 2011 (1.03-to-1.00 excluding the $8.3 million B1200 repair and upgrade charge). Excluding the $8.3 million B1200 repair and upgrade charge in fiscal year ended October 31, 2011, the year-over year improvement is a result of continued focus on reducing product costs, enhancing manufacturing processes and efficiencies, and improving the financial profile of the service business.

Product Sales and Cost of Sales

Product sales and revenues for fiscal year ended October 31, 2012 included $77.0 million from the sale of power plants, fuel cell kits, fuel cell modules, and other fuel cell power plant components and $18.0 million of revenue primarily from the design and delivery of capital equipment to POSCO for their fuel cell module assembly facility as well as construction and installation services. This compared to product sales and revenues in fiscal 2011 which included $88.0 million from the sale of power plants, fuel cell kits, fuel cell modules, and other fuel cell power plant components and $15.0 million of revenue primarily from the design and delivery of capital equipment to POSCO for their fuel cell module assembly facility as well as construction and installation services.

Cost of product sales decreased $2.6 million in fiscal year ended October 31, 2012 to $93.9 million, compared to $96.5 million in the same period the prior year. Gross profit decreased $5.4 million to $1.1 million in fiscal 2012 compared to $6.5 million in fiscal 2011 on a mix primarily consisting of fuel cell kits in fiscal 2012 compared to a higher volume of revenue from complete power plants in fiscal 2011 which had higher margins.

As of October 31, 2012 our production run-rate was 56 MW.

Service Agreement Revenues and Cost of Revenues

Service agreement revenues for fiscal year ended October 31, 2012 totaled $18.1 million from service and power purchase agreements, compared to $12.1 million for fiscal 2011, on an increased number of service agreements as the Company's number of units in the field continues to grow. Service agreement cost of revenues decreased to $19.0 million from $30.8 million in fiscal 2011. The gross loss on service agreements decreased to $0.9 million for fiscal year ended October 31, 2012, compared to $18.7 million for the comparable prior year period. The improvement in service agreement margins is primarily due to lower stack replacement and routine maintenance costs and increased revenues on new MW class product installations. The loss on service agreements has historically been due to high maintenance, stack replacement and other costs on older and sub-MW product designs. As profitable megawatt-class service agreements are executed and as early generation sub-megawatt products are retired or become a smaller overall percentage of the installed fleet, we expect the loss on service agreements to continue to decline. Fiscal 2011 also includes a B1200 repair and upgrade program charge totaling $8.3 million.

Cost of product sales includes costs to design, engineer, manufacture and ship our power plants and power plant components to customers, site engineering and construction costs where we are responsible for power plant system installation, costs for stack module assembly and conditioning equipment sold to POSCO, warranty expense, liquidated damages and inventory excess and obsolescence charges. Cost of service agreements include maintenance and stack replacement costs to service power plants for customers with long-term service agreements and operating costs for our units under PPA's.

We contract with a concentrated number of customers for the sale of our products and for research and development contracts. Refer to Note 1 of notes to consolidated financial statements for more information on customer concentrations.

There can be no assurance that we will continue to achieve historical levels of sales of our products to our largest customers. Even though our customer base is expected to increase and our revenue streams to diversify, a substantial portion of net revenues could continue to depend on sales to a concentrated number of customers. Our agreements with these customers may be canceled if we fail to meet certain product specifications or materially breach the agreements, and our customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or reduction in sales to, one or more of our larger customers, could have a material adverse effect on our business, financial condition and results of operations.

Research and Development Contracts

Research and development contracts revenue is derived primarily (greater than 90 percent) from the DOE and other governmental agencies. Research and development contracts revenue and related costs for the fiscal years ended October 31, 2012 and 2011 were as follows:

	Years Ended October 31,		Percentage
	2012	2011	change
Research and development contracts	**$7,470**	$7,466	—
Cost of research and development contracts	**7,237**	7,830	(8)%
Gross profit (loss)	**$ 233**	$ (364)	(164)%

Research and development contracts revenue for fiscal year 2012 was $7.5 million, unchanged when compared to fiscal year 2011. Cost of research and development contracts decreased $0.6 million to $7.2 million during fiscal 2012, compared to $7.8 million for 2011. Gross profit (loss) from research and development contracts for 2011 was $0.2 million or 3 percent, compared to ($0.4 million) or (5 percent) in 2011. The increase in margins is due to the mix of cost share on contracts with activity during the period.

Administrative and Selling Expenses

Administrative and selling expenses were $18.2 million for the fiscal year ended October 31, 2012 compared to $16.3 million during fiscal 2011. Administrative and selling increased as a result of higher market development expenditures for a number of power plant projects and expenditures incurred for additional operations in Europe.

Research and Development Expenses

Research and development expenses decreased $2.4 million to $14.4 million during fiscal 2012, compared to $16.8 million in 2011. The decrease reflects cost reduction initiatives that resulted in lower overhead costs and also reflects continued focus on initiatives that have near term product implementation potential and product cost reduction opportunities.

Loss from Operations

Loss from operations for the fiscal year ended October 31, 2012 was $32.1 million compared to a loss of $45.7 million in 2011. The decrease reflects lower product costs and decreased research and development expenses, partially offset by higher administrative and selling expenses.

Interest Expense

Interest expense, decreased to $2.3 million for the fiscal year ended October 31, 2012 compared to $2.6 million for the fiscal year ended October 31, 2011. Interest expense for both years includes interest for the amortization of the redeemable preferred stock of subsidiary of $2.0 million and $2.4 million, respectively.

Income/(Loss) from Equity Investments

Equity loss of $0.6 million was recorded in fiscal year ended October 31, 2012 relating to our investment in Versa compared to income of $0.1 million for the fiscal year ended October 31, 2011.

Impairment of Equity Investment

An impairment charge was recorded in the fourth quarter of 2012 as an adjustment to the carrying value of the investment in Versa. Refer to Overview and Recent Developments for additional information.

License Fee and Royalty Income

License fee income for the fiscal year ended October 31, 2012 was $1.6 million compared to $1.7 million for the fiscal year ended October 31, 2011. The license fee income for both periods represents the license fee and royalty income earned from POSCO.

Other Income (Expense), Net

Other income (expense), net, increased to $1.2 million for fiscal 2012 compared to $1.0 million for 2011. Other income (expense) for fiscal 2012 represents insurance proceeds received relating to an insurance recovery from a prior year claim and income received from scrap sales. Other income (expense), net for fiscal 2011 includes foreign currency translation gains on the Series 1 preferred stock obligation.

Accretion of Preferred Stock of Subsidiary

The Series 1 Preferred Shares issued by our subsidiary, FCE Ltd., to Enbridge were originally recorded at a substantial discount to par value ("fair value discount"). On a quarterly basis, the carrying value of the Series 1 Preferred Shares was increased to reflect the passage of time with a corresponding non-cash charge (accretion). The accretion of the fair value discount was $0.5 million for the fiscal year ended October 31, 2011. The modification of the Series 1 preferred share agreement resulted in a reclassification of the instrument on the consolidated balance sheets in fiscal year 2011 from redeemable minority interest to a liability (preferred stock obligation of subsidiary). Refer to Recent Developments as well as the section on adjustment for modification of redeemable preferred stock of subsidiary below and Note 12 of Notes to Consolidated Financial Statements for more information.

Provision for Income Taxes

We have not paid federal or state income taxes in several years due to our history of net operating losses, although we have paid foreign taxes in South Korea. For the fiscal year ended October 31, 2012 our provision for income taxes was $0.1 million, which related to South Korean tax obligations. Although we were gross margin profitable for fiscal year 2012, we cannot estimate when production volumes will be sufficient to generate taxable income. Accordingly, no tax benefit has been recognized for these net operating losses or other deferred tax assets as significant uncertainty exists surrounding the recoverability of these deferred tax assets. Approximately $4.2 million of our valuation allowance would reduce additional paid in capital upon subsequent recognition of any related tax benefits.

As of October 31, 2012, we had $659 million of federal NOL carryforwards that expire in the years 2020 through 2032 and $372 million in state NOL carryforwards that expire in the years 2012 through 2032. Additionally, we had $9.5 million of state tax credits available, of which $1 million expires in 2018. The remaining credits do not expire.

Net Loss Attributable to Noncontrolling Interest

The net loss attributed to the noncontrolling interest for years ended October 31, 2012 and October 31, 2011 was $0.4 million and $0.3 million, respectively.

Adjustment for Modification of Redeemable Preferred Stock of Subsidiary

Modification of the redeemable preferred stock of subsidiary resulted in a charge of $9.0 million for year ended October 31, 2011. The Company modified the terms of the instrument causing the reclassification of the instrument to a liability, which resulted in the Company accounting for the modification of the Series 1 Preferred shares as an extinguishment and therefore the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock on our balance sheet prior to the modification represented a return to the preferred stockholder and was treated in a manner similar to the treatment of dividends paid on preferred stock. Accordingly, the difference between (1) the fair value of the Series 1 Preferred shares and (2) the carrying amount of the Series 1 Preferred shares on our balance sheet prior to the modification was recorded as a reduction of additional paid in capital of $9.0 million and was presented on the consolidated statements of operations as an adjustment for modification of redeemable preferred stock of subsidiary to arrive at net loss to common shareholders and is included in the calculation of net loss to common shareholders per share. The Company made its scheduled payments of Cdn. $4.4 million and Cdn. $10.9 million during fiscal 2012 and 2011, respectively, under the terms of the modified agreement, including the recording of interest expense of approximately Cdn. $2.0 million and Cdn. $2.3 million, respectively. As of October 31, 2012 and October 31, 2011, the carrying value of the Series 1 Preferred shares was Cdn. $14.2 million ($14.2 million USD) and Cdn. $16.6 million ($16.7 million USD), respectively, and is classified as preferred stock obligation of subsidiary on the consolidated balance sheets.

Preferred Stock Dividends

Dividends recorded on the Series B Preferred Stock were $3.2 million in each for the fiscal year end periods of October 31, 2012, and 2011.

Net Loss to Common Shareholders and Loss Per Common Share

Net loss to common shareholders represents the net loss for the period less the net loss attributable to noncontrolling interest, less the preferred stock dividends on the Series B Preferred Stock, and the fiscal year 2011 $9.0 million adjustment for the modification of redeemable preferred stock of subsidiary. For the fiscal years ended October 31, 2012 and 2011, net loss to common shareholders was $38.7 million and $57.9 million, respectively and loss per common share was $(0.23) and $(0.47), respectively.

COMPARISON OF THE YEARS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010

Revenues and Costs of Revenues

Our revenues and cost of revenues for the years ended October 31, 2011 and 2010 were as follows:

	Years Ended October 31,		Change	
	2011	2010	$	%
Total revenues	$122,570	$ 69,777	$52,793	76
Total cost of revenues	135,180	88,430	46,750	53
Total gross loss	$ (12,610)	$(18,653)	$ 6,043	(32)
Total Sales Cost-to-revenue ratio (1)	1.10	1.27		(13)

(1) Cost-to-revenue ratio is calculated as total cost of revenues divided by total revenues.

Total revenues for the year ended October 31, 2011 increased $52.8 million, or 76 percent, to $122.6 million from $69.8 million during the same period last year. Total cost of revenues for the year ended October 31, 2011 increased by $46.8 million, or 53 percent, to $135.2 million from $88.4 million during the same period last year. A discussion of the changes in product sales and service agreement revenues and research and development contract revenues follows.

Product Sales and Service Agreement Revenues

Our product sales and service agreement revenues and cost of revenues for the years ended October 31, 2011 and 2010 were as follows:

	Years Ended October 31,		Change	
	2011	2010	$	%
Revenues:				
Product sales	$103,007	$ 50,192	$52,815	105
Service agreement revenues	12,097	9,034	3,063	34
Total	$115,104	$ 59,226	$55,878	94
Cost of Revenues:				
Product sales	$ 96,525	$ 54,433	$42,092	77
Service agreement revenues	30,825	23,627	7,198	30
Total	$127,350	$ 78,060	$49,290	63
Gross profit (loss):				
Gross profit (loss) from product sales	$ 6,482	$ (4,241)	$10,723	(253)
Gross profit (loss) from service agreement revenues	(18,728)	(14,593)	(4,135)	28
Total	$ (12,246)	$(18,834)	$ 6,588	(35)
Product sales Cost-to-revenue ratio (1)	0.94	1.08		(13)
Service agreement revenue Cost-to-revenue ratio (1)	2.55	2.62		(3)

(1) Cost-to-revenue ratio is calculated as cost of sales and revenues divided by sales and revenues.

Product sales and service agreement revenues increased $55.9 million, or 94 percent, in the fiscal year ended October 31, 2011 to $115.1 million compared to $59.2 million for the prior year period. Cost of product sales and service agreement revenues increased $49.3 million, or 63 percent in fiscal year ended October 31, 2011 to $127.4 million compared to $78.1 million in the same period the prior year. This increase is primarily due to the significant growth in revenues during fiscal 2011 as discussed below in product sales and cost of sales, as compared to fiscal 2010, as well as the B1200 repair and upgrade program charge totaling $8.3 million. Fiscal 2011 cost of sales also reflects a benefit of approximately $1.0 million from a vendor settlement related to certain prior period issues associated with components purchased from this vendor.

Gross loss for product sales and revenues improved to $12.2 million, compared to $18.8 million in fiscal 2010. The product cost-to-revenue ratio was 1.11-to-1.00 for fiscal year ended October 31, 2011 (1.03-to-1.00 excluding the $8.3 million B1200 repair and upgrade charge) compared to 1.32-to-1.00 for fiscal year ended October 31, 2010. Improvements in margins and cost ratio are the result of improved absorption of fixed overhead costs from increased volume and lower product costs and aftermarket costs, partially offset by the B1200 repair and upgrade program.

Product Sales and Cost of Sales

Product sales and revenues for fiscal year ended October 31, 2011 included $88.0 million from the sale of power plants, fuel cell kits, fuel cell modules, and other fuel cell power plant components and $15.0 million of revenue primarily from the design and delivery of capital equipment to POSCO for their fuel cell module assembly facility as well as construction and installation services. This compared to product sales and revenues in fiscal 2010 which included $46.5 million of product sales (complete power plants, modules and components) and $3.6 million related to the sale of stack module assembly and conditioning equipment to POSCO and for site engineering and construction work for projects where we are responsible for complete power plant system installation. The increase in revenues is attributable to increased order flow from the Korea and California markets and resulting increase in production over the prior year. As of October 31, 2011 our production run-rate was 56 MW.

Cost of product sales increased $42.1 million to $96.5 million for fiscal year ended October 31, 2011. Gross profit on product sales increased $10.7 million to $6.5 million in fiscal 2011 from a gross loss of $4.2 million in fiscal 2010. The improved margins and cost ratio are the result of improved absorption of fixed overhead costs from increased volume and lower product costs and aftermarket costs.

Service Agreement Revenues and Cost of Revenues

Service agreement revenues for fiscal year ended October 31, 2011 totaled $12.1 million from service and power purchase agreements, compared to $9.1 million for fiscal 2010 on an increase in the number of service agreements as the Company's number of operating units in the field increases as well as service agreements on new MW class product installations. Service agreement cost of revenues increased to $30.8 million from $23.6 million in fiscal 2010 due to the charge for the B1200 repair and upgrade program totaling $8.3 million in fiscal 2011. The gross loss on service agreements increased to $18.7 million for fiscal year ended October 31, 2011 from $14.6 million in fiscal 2010. Excluding the B1200 repair and upgrade program charge, the gross loss would have been $10.4 million, an improvement of $4.2 million from fiscal 2010. This improvement is primarily due to lower stack replacement and routine maintenance costs and increased revenues on new MW class product installations. The loss on service agreements has historically been due to high maintenance, stack replacement and other costs on older and sub-MW product designs.

Cost of product sales includes costs to design, engineer, manufacture and ship our power plants and power plant components to customers, site engineering and construction costs where we are responsible for power plant system installation, costs for stack module assembly and conditioning equipment sold to POSCO, warranty expense, liquidated damages and lower of cost or market inventory adjustments. Cost of service agreements include maintenance and stack replacement costs to service power plants for customers with long-term service agreements and operating costs for our units under PPA's.

We contract with a concentrated number of customers for the sale of our products and for research and development contracts. Refer to Note 1 of notes to consolidated financial statements for more information on customer concentrations.

Research and Development Contracts

Research and development contracts revenue is derived primarily (greater than 90 percent) from the DOE and other governmental agencies. Research and development contracts revenue and related costs for the fiscal years ended October 31, 2011 and 2010 were as follows:

	Years Ended October 31,		Percentage
	2011	2010	change
Research and development contracts	$7,466	$10,551	(29)%
Cost of research and development contracts	7,830	10,370	(25)%
Gross (loss) profit	$ (364)	$ 181	(301)%

Research and development contracts revenue decreased $3.1 million to $7.5 million for fiscal 2011, compared to $10.6 million for 2010. Cost of research and development contracts decreased $2.5 million to $7.8 million during fiscal 2011, compared to $10.4 million for 2010. Gross profit (loss) from research and development contracts for 2011 was ($0.4) million or (5 percent), compared to $0.2 million or 2 percent in 2010. The decrease in revenue was due to lower levels of research activities compared to the prior period as phase II of the solid oxide fuel cell development program with the U.S. Department of Energy (DOE) ended. The Company began phase III of this program towards the end of the second quarter 2011. The decline in margins is due to the mix of cost share and lower overall government billing rates due to the increase in the commercial business.

Administrative and Selling Expenses

Administrative and selling expenses were $16.3 million for the fiscal year ended October 31, 2011 compared to $17.2 million during fiscal 2010 as a cost reduction initiative reduced expenses. Administrative and selling was lower primarily due to lower overall salary expense, lower stock based compensation and sales and marketing costs compared to the prior year period.

Research and Development Expenses

Research and development expenses decreased $1.8 million to $16.8 million during fiscal 2011, compared to $18.6 million in 2010. The decrease is a result of lower overall headcount and increased support of commercial projects by our engineering staff during the period which are classified as cost of sales.

Loss from Operations

Loss from operations for the fiscal year ended October 31, 2011 was $45.7 million compared to a loss of $54.4 million in 2010. The decrease is primarily due to improved product margins.

Interest Expense

Interest expense, increased to $2.6 million for fiscal year ended October 31, 2011 compared to $0.1 million for fiscal year ended October 31, 2010. The increase is due to the modification of redeemable preferred stock of subsidiary, which is the previously discussed Series I preferred share obligation. Accounting guidance requires interest expense to be recorded on this instrument post-modification.

On March 31, 2011, the modified instrument had a carrying value of Cdn. $25.2 million. The Company assessed the accounting guidance related to the classification of the preferred shares after the modification on March 31, 2011 and concluded that the preferred shares should be classified as a mandatorily redeemable financial instrument, and presented as a liability on the consolidated balance sheet. As of October 31, 2011, the carrying value of the Series 1 Preferred shares was Cdn. $16.6 million ($16.7 million USD) and is classified as "Preferred stock obligation of subsidiary" on the consolidated balance sheets. As of October 31, 2011, the current amount of this obligation totaled $3.9 million and the long term amount totaled $12.9 million. Accretion expense associated with this obligation will be recorded as interest expense on the consolidated statement of operations. For the year ended October 31, 2011, interest expense totaled approximately $2.4 million.

Income/(Loss) from Equity Investments

Equity income of $0.1 million was recorded in fiscal year ended October 31, 2011 relating to our investment in Versa compared to a loss of $0.7 million for the fiscal year ended October 31, 2010. The increase in Versa income is due to new research and development contracts entered into by Versa during fiscal 2011.

License Fee and Royalty Income

License fee income for the period ended October 31, 2011 was $1.7 million compared to $1.6 million for the period ending October 31, 2011. The license fee income for both periods represents the license fee and royalty income earned from POSCO.

Other Income (Expense), Net

Other income (expense), net, for the period ended October 31, 2011 was $1.0 million compared to ($0.3) million for the period ending October 31, 2010. Other income (expense), net for fiscal year 2011 included the benefit of foreign currency translation gains on the Series 1 Preferred stock obligation of subsidiary.

Accretion of Preferred Stock of Subsidiary

The Series 1 Preferred Shares issued by our subsidiary, FCE Ltd., to Enbridge were originally recorded at a substantial discount to par value ("fair value discount"). On a quarterly basis, the carrying value of the Series 1 Preferred Shares was increased to reflect the passage of time with a corresponding non-cash charge (accretion). The accretion of the fair value discount was $0.5 million and $2.4 million for the fiscal years ended October 31, 2011 and 2010, respectively. The modification of the Series 1 preferred share agreement resulted in a reclassification of the instrument on the consolidated balance sheets from redeemable minority interest to a liability (preferred stock obligation of subsidiary). Refer to the section on adjustment for modification of redeemable preferred stock of subsidiary below and Note 12 of Notes to Consolidated Financial Statements for more information.

Provision for Income Taxes

We have not paid federal or state income taxes in several years due to our history of net operating losses, although we have paid foreign taxes in South Korea. For the fiscal year ended October 31, 2011 our provision for income taxes was $0.02 million, which related to South Korean tax obligations. Although we were gross margin profitable for the third and fourth fiscal quarters of 2011, we cannot estimate when production volumes will be sufficient to generate taxable income. Accordingly, no tax benefit has been recognized for these net operating losses or other deferred tax assets as significant uncertainty exists surrounding the recoverability of these deferred tax assets. Approximately $4.2 million of our valuation allowance would reduce additional paid in capital upon subsequent recognition of any related tax benefits.

As of October 31, 2011, we had $629 million of federal NOL carryforwards that expire in the years 2020 through 2031 and $357 million in state NOL carryforwards that expire in the years 2012 through 2031. Additionally, we had $9.3 million of state tax credits available, of which $1 million expires in 2018. The remaining credits do not expire.

Net Loss Attributable to Noncontrolling Interest

The net loss attributed to the noncontrolling interest for years ended October 31, 2011 and October 31, 2010 was $0.3 million and $0.7 million, respectively.

Adjustment for Modification of Redeemable Preferred Stock of Subsidiary

Modification of redeemable preferred stock of subsidiary resulted in a charge of $9.0 million for year ended October 31, 2011. Due to the reclassification of the instrument to a liability, the Company has accounted for this modification of the Series 1 Preferred shares as an extinguishment and therefore the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock on our balance sheet prior to the modification represents a return to the preferred stockholder and treated in a manner similar to the treatment of dividends paid on preferred stock. Accordingly, the difference between (1) the fair value of the Series 1 Preferred shares and (2) the carrying amount of the Series 1 Preferred shares our balance sheet prior to the modification was subtracted from net loss to arrive at loss to common stockholders in the calculation of earnings per share. The revaluation of the Series 1 Preferred shares resulted in a reduction of additional paid in capital of $9.0 million, which is also presented on the consolidated statements of operations as a charge to modification of redeemable preferred stock of subsidiary to arrive at net loss to common shareholders and is included in the calculation of earnings per share for net loss to common shareholders. The Company made its scheduled payments of Cdn. $10.9 million during fiscal 2011 under the terms of the modified agreement, including the recording of interest expense of approximately Cdn. $2.3 million. As of October 31, 2011, the carrying value of the Series 1 Preferred shares was Cdn. $16.6 million ($16.7 million USD) and is classified as preferred stock obligation of subsidiary on the consolidated balance sheets.

Preferred Stock Dividends

Dividends recorded on the Series B Preferred Stock were $3.2 million in each for the fiscal year end periods of October 31, 2011 and 2010.

Net Loss to Common Shareholders and Loss Per Common Share

Net loss to common shareholders represents the net loss for the period less the net loss attributable to noncontrolling interest less the preferred stock dividends on the Series B Preferred Stock and the $9.0 million adjustment for the modification of redeemable preferred stock of subsidiary. For the fiscal years ended October 31, 2011 and 2010, net loss to common shareholders was $57.9 million and $58.9 million, respectively and loss per common share was $(0.47) and $(0.63), respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company's future liquidity will be dependent on obtaining the order volumes and cost reductions necessary to achieve profitable operations. We estimate that we can achieve profitability at an annual production rate of 80 MW to 90 MW based on current sales mix. Annual production capacity at our manufacturing facility is up to 90 MW with full utilization under its current configuration. Actual results will depend on product mix, volume, future service costs and market pricing.

Our annualized production rate was 52 MW for fiscal year 2012. Our current manufacturing capacity is up to 90 MW and we have incurred approximately $2.6 million for upgrades and maintenance of production assets during the year ended October 31, 2012. The Company expects to generate gross profit from product sales and revenues with production volumes in the range of 50 MW to 55 MW on an annualized basis. Increasing annual order volume and reduced product costs are expected to reduce annual cash use and we expect positive cash flows and net income profitability at an annual production rate of 80–90 MW.

The 121.8 MW POSCO order, combined with scheduled re-stacks of existing power plant installations that are currently under Service Agreements (SA's) is expected to provide a base level of production of approximately 50 MW per year through 2016 at the Company's production facility in Torrington, Connecticut. EBITDA (earnings before interest, taxes, depreciation and amortization) breakeven is expected with annual production volume of approximately 80 MW. Based on cost reduction trends and greater clarity around anticipated order volume, the Company anticipates reaching positive quarterly operating cash flow by late 2013 or early 2014 as measured by EBITDA. Order flow is expected to accelerate based on the expected closure of projects currently under discussion with prospective customers and project finance investors as well as opportunities arising from the execution of strategic initiatives. As order flow dictates, the Company will ramp production to meet demand.

The cell license agreement has multiple benefits for both FuelCell Energy and POSCO. POSCO is currently designing and will construct a cell manufacturing facility in South Korea capacity capable of producing up to 140 MW of product annually. Production in South Korea will improve responsiveness for meeting demand under the Renewable Portfolio Standard. The Company will avoid capital investment for Asian market development and will benefit from market expansion by receiving a royalty payment from POSCO for each power plant sold, with a 15 year royalty term. Establishing a second source of supply for fuel cell modules mitigates a risk factor for prospective customers evaluating long term fuel cell power plant projects that include scheduled replacement stacks. Increased production volume, whether in the USA or South Korea will reduce the cost of DFC plants, further spurring market adoption.

If demand develops beyond the combined capacity of the Company and POSCO, we have the ability to further expand production capacity at our Torrington facility to approximately 150 MW. This expansion would require the addition of equipment (e.g. furnaces, tape casting and other equipment) to increase the capacity of certain manufacturing operations. Due to the economies of scale and equipment required, we believe it is more cost effective to add capacity in large blocks. We estimate that an expansion of the Company's Torrington facility to 150 MW would require additional capital investments of $30 to $40 million, although this expansion may occur in stages depending on the level of market demand.

In addition to cash flows from operations, we may also pursue raising capital through a combination of; (i) equity or strategic investments, (ii) debt financing (with improving operating results as the business grows, the Company expects to have access to the debt markets to finance capital expansion) and (iii) potential local or state Government loans or grants in return for manufacturing job creation. The timing and size of any financing will depend on multiple factors including market conditions, future order flow and the need to adjust production capacity. If we are unable to raise additional capital, our growth potential may be adversely affected and we may have to modify our plans. We anticipate that our existing capital resources, together with anticipated orders, revenues and cash flows, will be adequate to satisfy our financial requirements and agreements through at least the next twelve months.

Cash Flows

Cash, cash equivalents, and investments in U.S. treasuries totaled approximately $57.5 million as of October 31, 2012 compared to $63.4 million as of October 31, 2011.

Net use of cash, cash equivalents and investments during the fiscal year ended October 31, 2012 was $68.2 million compared to $21.6 million during the fiscal year ended October 31, 2011. These totals exclude proceeds from underwritten common stock offerings of $62.1 million and $26.5 million in 2012 and 2011, respectively, as well as revolver net borrowings of $4.0 million in 2011. Timing of billings from progress payments for commercial orders and revenue recognition resulted in higher cash, cash equivalents and investments in US treasuries utilization during the period ended October 31, 2012 compared to the prior year.

Cash and cash equivalents as of October 31, 2012 was $57.5 million compared to $51.4 million as of October 31, 2011. The key components of our cash inflows and outflows were as follows:

Operating Activities – Cash used in operating activities was $58.7 million during fiscal year 2012 compared to $8.5 million used in operating activities during 2011. The increase in operating cash use compared to the prior year period is a result of a decrease in deferred revenue due to new order milestone payments in 2011 and a decrease in accrued liabilities primarily due to the reserve established for the B1200 repair and upgrade program in 2011. There was also an increase in accounts and license fee receivables, partially offset by a decrease in other assets due to accumulated depreciation of restacks under LTSA's offset by restacks (refer to discussion of Critical Accounting Policies and Estimates below). In addition, there was higher inventory in 2012 resulting from work-in-process which includes standard components of inventory that are used to build typical modules or stack components that are intended to be used in future power plant orders.

Investing Activities – Cash provided by investing activities was $7.5 million during fiscal year 2012 compared to net cash provided by investing activities of $18.0 million during 2011. The decrease of $10.5 million was mainly due to the net maturity of U.S. treasuries during 2012 of $12.0 million, compared to a net maturity of U.S. treasuries of $22.0 million during 2011. Also during fiscal year 2012, the Company purchased capital equipment totaling $4.5 million compared to $3.4 million of capital equipment purchased during fiscal year 2011. In addition, during fiscal year 2011, the Company funded $0.6 million through a convertible loan to Versa Power Systems, Inc.

Financing Activities – Cash provided by financing activities was $57.2 million during fiscal year 2012 compared to net cash provided by financing activities of $21.4 million in the prior year period. Cash provided by financing activities for fiscal 2012 and 2011 includes net proceeds from the sale and issuance of common stock, net of registration fees, of $64.0 million and $32.9 million, respectively. The increase in financing cash in 2012 compared to 2011 is also a result of the Company incurring higher return of capital payments on the Series 1 Preferred Share Obligation during fiscal year 2011 compared to fiscal year 2012.

The Company closed on a $5.0 million revolving credit facility with JPMorgan Chase Bank, N.A. and the Export-Import Bank of the United States during fiscal year 2011 and had net borrowings outstanding of $4.0 million as of October 31, 2012 and 2011. The credit facility is to be used for working capital to finance the manufacture and production and subsequent export sale of the Company's products or services.

Sources and Uses of Cash and Investments

We continue to invest in new product and market development and, as such, we are not currently generating positive cash flow from our operations on a consistent basis. Our operations are funded primarily through cash generated from product sales and research and development contracts, license fee income and sales of equity securities. In order to consistently produce positive cash flow from operations, we need to be successful at increasing annual order volume and implementing our cost reduction efforts. The status of these activities is described below.

Increasing Annual Order Volume

We need to increase annual order volume to achieve profitability. Increased production volumes lower costs by leveraging supplier/purchasing opportunities, creating opportunities for incorporating manufacturing process improvements, and spreading fixed costs over more units. Our overall manufacturing process has a production capacity of up to 90 MW with full utilization. Updates on our key geographic markets are as follows:

South Korea: The RPS in South Korea took effect at the beginning of 2012, requiring an increase of new and renewable power generation to 10 percent by 2022 from 2 percent in 2012. The program mandates the addition of 0.5 percent of renewable power generation per year through 2016, which equates to approximately 350 megawatts, increasing to 1.0 percent per year through 2022 or approximately 700 megawatts per year. Fuel cells operating on natural gas and biogas qualify under the mandates of the program.

High efficiency fuel cells are an excellent green energy solution for South Korea due to the need to import fuels for power generation, ease of siting in populated areas, and the poor wind and solar profiles of the Korean Peninsula. The South Korean government desires clean distributed generation power sources to support their growing power needs while minimizing additional investment and congestion of the transmission grid. Fuel cells address these needs and have been designated a key economic driver for the country due to their ultra-clean emissions, high efficiency and reliable distributed generation capabilities which will help South Korea achieve its RPS and electricity generation goals.

United States: Individual states in the U.S. seeking to secure cleaner energy sources, higher efficiency and greater energy independence are establishing RPS that require utilities to provide a certain amount of their electricity from renewable sources such as solar, wind, biomass-fueled technologies and fuel cells. RPS requirements or goals have been established in 33 states plus the District of Columbia.

These markets represent a potential for an estimated 76,750 megawatts of renewable power by 2025, according to the Union of Concerned Scientists. Fuel cells using biogas qualify as renewable power generation technology in all of the RPS states in the U.S., and nine states specify that fuel cells operating on natural gas are also eligible for these initiatives in recognition of the high efficiency of fuel cells.

Most of our installed base in the U.S. is located in California and Connecticut, both of which have enacted RPS programs. California enacted legislation in 2010 that increases the clean energy requirement of its state RPS from 20 percent to 33 percent and is developing plans to deploy 12,000 megawatts of distributed generation by 2020. Connecticut's RPS requires utilities to purchase 20 percent of their peak electricity needs, or about 1,000 megawatts, from clean power sources by 2020.

California: In some regions in California, clean air permitting is a significant hurdle to the installation of combustion-based power generation. The low emissions and near-zero pollutant profile of our products facilitates the clean air permitting process. Three of our DFC power plants (the 2.8 MW DFC3000, the 1.4 MW

DFC1500 and 300 kW DFC300) have received certification under the California Air Resources Board's distributed generation standards when operating on natural gas and both the DFC1500 and DFC300 received certification when operating on natural gas and all three models are undergoing certification in a more recently enacted biogas certification program.

Programs which benefit fuel cells in California are the Self-Generation Incentive Program (SGIP), a renewable feed in tariff (FIT) program, and a CHP feed-in tariff (CHP FiT) program which were enacted to reduce greenhouse gases and encourage clean distributed generation. Under the SGIP program, qualifying fuel cell projects of up to three megawatts are eligible for incentives of up to $4,250 per kilowatt when operating on renewable biogas and up to $2,250 per kilowatt when operating on clean natural gas. The SGIP program is funded through 2014. Under both FIT programs, excess electricity not used on-site can be sold at a price higher than the normal wholesale power rate. This feed-in tariffs may improve the economics of some fuel cell projects. California's carbon reduction cap and trade program under Assembly Bill AB32 also provides preferential treatment for fuel cells.

The State of California enacted AB32 in late 2012, which is a cap-and-trade program designed to minimize the emission of greenhouse gases. Fuel cells are treated favorably under the program as they are excluded from the compliance obligations of the program, both for fuel cells operating on clean natural gas or renewable biogas. This legislation is expected to drive demand for fuel cell power plants as facilities with combustion based power generation, heating and/or cooling can reduce or eliminate their compliance costs by deploying fuel cells. The first carbon auction valued carbon credits at approximately $10/ton, a level that attracts attention as it is high enough to favorably impact project economies.

We are benefiting from a trend towards megawatt scale DFC power plants. We are also witnessing larger entities purchasing DFC power plants such as electric utilities and some of the largest municipal water treatment facilities. Our initial sales were sub-megawatt power plants to smaller-size municipal water treatment facilities. We are now selling and installing megawatt class plants to some of the largest water treatment facilities in the state.

Connecticut: Connecticut has adopted a comprehensive clean energy policy, including a state RPS, designed to increase energy efficiency and expand renewable power and a long-term renewable energy credit (REC) program funded with $300 million over 20 years. The REC program is expected to be more effective in fostering the near-term adoption of clean distributed generation than prior legislation. Our DFC power plants are providing power for food processors, a university, an insurance company data center and government facilities in the state as well as the previously mentioned 14.9 MW fuel cell park to support the electric grid. As we grow, our company is contributing to the state economy, creating sustainable and good paying jobs in the manufacturing sector as well as research, engineering and administrative jobs.

Canada: Our DFC-ERG (Direct FuelCell Energy Recovery Generation™) system, deployed with our partner Enbridge, Inc., is specifically designed for natural gas pressure letdown stations. Natural gas is piped under high pressure over long distances and the pressure must be reduced at letdown stations before it can be distributed locally. Our fuel cell power plant is coupled with a turbo expander to harness energy from the letdown process that is otherwise lost. Our first DFC-ERG power plant went into operation in Toronto in 2008. The DFC-ERG plant attained an average electrical efficiency of 62.5 percent, peak electrical efficiency above 70 percent and reduction in greenhouse gas emissions of up to 45 percent.

Europe: The European power generation market values efficiency and low emissions and represents significant opportunity for stationary fuel cell power plants. Two markets with recent opportunities include Germany as they transition away from nuclear power generation and the United Kingdom as they work to achieve aggressive carbon reduction goals. We are utilizing a multi-channel approach in Europe to develop the market for stationary fuel cell power plants. During fiscal year 2012, we announced two strategic partnerships with European-based partners and the formation of a German-based joint venture.

In fiscal year 2012, we announced a partnership with German-based Fraunhofer IKTS that subsequently led to the formation of a joint venture, FuelCell Energy Solutions, GmbH (FCES). FuelCell Energy Solutions is a German-based joint venture that is 75 percent owned by FuelCell Energy, Inc. and 25 percent owned by Fraunhofer IKTS. The Fraunhofer Institute for Ceramic Technologies and Systems IKTS focuses on the development of new energy supply systems using ceramic system components, including fuel cells. Fraunhofer has expertise in fuel cell technology and is assisting with the development of the European market for our products. FCES sold a DFC power plant to the developer of a government office complex in Berlin, Germany that will house a Federal Ministry and sold a DFC power plant to the developer of an office tower in London, England. Both installations are high-visibility locations that are expected to increase awareness of the attributes and benefits of clean distributed generation fuel cell power plants.

In fiscal year 2012, we announced a partnership with Spanish-based Abengoa to develop the market in Spain and Latin America with a focus on renewable fuels including both gaseous and liquid biofuels. Abengoa operates in more than 80 countries, including the development and ownership of power generation and electrical transmission projects in Spain, Latin America and the USA. Business partner selection is critical to success and the Abengoa partnership discussed in greater detail below is with an organization that has sufficient scale and reach to develop and grow a fuel cell market in the targeted geographies, particularly renewable biogas opportunities in Spain and other select European countries as well as liquid biofuel opportunities such as sugar cane ethanol in Brazil. Abengoa has purchased a DFC module for installation at their headquarters in Seville, Spain.

Geographic data is reported in Note 13 to the consolidated financial statements in Part II, Item 8, "Consolidated Financial Statements And Supplementary Data" of the Form 10-K Report.

Cost reduction efforts

Product cost reductions are essential for us to further develop the market for our fuel cell products and attain profitability. Cost reductions will also reduce or eliminate the need for incentive funding programs which currently allow us to price our products to compete with grid-delivered power and other distributed generation technologies. Product cost reductions come from several areas including:

- engineering improvements;
- technology advances;
- supply chain management;
- production volume; and
- manufacturing process improvements.

COMMITMENTS AND SIGNIFICANT CONTRACTUAL OBLIGATIONS

A summary of our significant future commitments and contractual obligations as of October 31, 2012 and the related payments by fiscal year is summarized as follows:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More Than 5 years
Purchase Commitments (1)	$54,895	$50,180	$4,715	$ —	$ —
Series 1 Preferred obligation (2)	14,437	1,249	2,499	2,499	8,190
Term loans (principal and interest)	4,314	1,027	422	466	2,399
Capital and operating lease commitments (3)	3,171	1,203	1,874	94	—
Revolving Credit Facility (4)	4,000	4,000	—	—	—
Series B Preferred dividends payable (5)	—	—	—	—	—
Total	$80,817	$57,659	$9,510	$3,059	$10,589

(1) Purchase commitments with suppliers for materials, supplies and services incurred in the normal course of business.

(2) On March 31, 2011, the Company entered into an agreement with Enbridge, Inc. ("Enbridge") to modify the Class A Cumulative Redeemable Exchangeable Preferred Share Agreement (the "Series 1 Preferred Share Agreement"). The terms of the Series 1 preferred share agreement require payments of (i) an annual amount of Cdn. $500,000 for dividends and (ii) an amount of Cdn. $750,000 as return of capital payments payable in cash. These payments commenced on March 31, 2011 and will end on December 31, 2020. Dividends accrue at a 1.25% quarterly rate on the unpaid principal balance, and additional dividends will accrue on the cumulative unpaid dividends (inclusive of the Cdn. $12.5 million unpaid dividend balance as of the modification date) at a rate of 1.25% per quarter, compounded quarterly. On December 31, 2020 the amount of all accrued and unpaid dividends on the Class A Preferred Shares of Cdn. $21.1 million and the balance of the principal redemption price of Cdn. $4.4 million will be due to the holders of the Series 1 preferred shares. The Company has the option of making dividend payments in the form of common stock or cash under terms outlined in the preferred share agreement. For purposes of preparing the above table, the final balance of accrued and unpaid dividends due December 31, 2020 of Cdn. $21.1 million is assumed to be paid in the form of common stock and not included in this table.

(3) Future minimum lease payments on capital and operating leases.

(4) The amount represents the amount outstanding as of October 31, 2012 on a $5.0 million revolving credit facility with JPMorgan Chase Bank, N.A. and the Export-Import Bank of the United States. The credit facility is to be used for working capital to finance the manufacture and production and subsequent export sale of the Company's products or services. The agreement has a one year term with renewal provisions and the current expiration date is April 3, 2013. The outstanding principal balance of the facility will bear interest, at the option of the Company of either the one-month LIBOR plus 1.5 percent or the prime rate of JP Morgan Chase. The facility is secured by certain working capital assets and general intangibles, up to the amount of the outstanding facility balance.

(5) We are currently paying $3.2 million in annual dividends on our Series B Preferred Stock. The $3.2 million annual dividend payment has not been included in this table as we cannot reasonably determine the period when or if we will be able to convert the Series B Preferred Stock into shares of our common stock. We may, at our option, convert these shares into the number of shares of our common stock that are issuable at the then prevailing conversion rate if the closing price of our common stock exceeds 150 percent of the then prevailing conversion price ($11.75) for 20 trading days during any consecutive 30 trading day period.

In April 2008, we entered into a 10-year loan agreement with the Connecticut Development Authority allowing for a maximum amount borrowed of $4.0 million. At October 31, 2012, we had an outstanding balance of $3.5 million on this loan. The interest rate is 5 percent and the loan is collateralized by the assets procured under this loan as well as $4.0 million of additional machinery and equipment. Repayment terms require (i) interest only payments on outstanding balances through November 2009 and (ii) interest and principal payments commencing in December 2009 through May 2018.

Bridgeport FuelCell Park, LLC ("BFCP"), one of our wholly-owned subsidiaries, has an outstanding loan with the Connecticut Clean Energy Fund, secured by assets of BFCP. Interest accrues monthly at an annual rate of 8.75 percent and repayment of principal and accrued interest is not required until the occurrence of certain events. The outstanding balance on this loan, including accrued interest, is $0.8 million as of October 31, 2012. The Connecticut Clean Energy and Finance Investment Authority (CEFIA) is the successor agency to the Connecticut Clean Energy Fund. In conjunction with the closing of the sale of the Bridgeport project and sale of the project assets from BFCP to Dominion in December 2012, the Board of CEFIA approved a resolution to provide a new loan agreement of approximately $5.8 million to FuelCell Energy specific to the Company's support of this project. A portion of the proceeds of this new loan will be used to repay the BFCP loan and the balance will be drawn down during 2013 as working capital support. As of January 14, 2013, the new loan agreement and terms are now being finalized with CEFIA. We expect the new loan agreement to carry an interest rate of 5.0% and principal will be repayable commencing on the eighth anniversary of the project's provisional acceptance date in forty eight equal monthly installments.

We have pledged approximately $10.6 million of our cash and cash equivalents as collateral and standby letters of credit for certain banking requirements and contracts. As of October 31, 2012, outstanding standby letters of credit totaled $9.6 million. These expire on various dates through July 2015.

As of October 31, 2012, we identified uncertain tax positions aggregating $15.7 million and reduced our net operating loss carryforwards by this amount. Because of the level of net operating losses and valuation allowances, unrecognized tax benefits, even if not resolved in our favor, would not result in any cash payment or obligation and therefore have not been included in the contractual obligation table above.

In addition to the commitments listed in the table above, we have the following outstanding obligations:

Power purchase agreements

In California, we have 1.5 MW of power plant installations under power purchase agreements ranging in duration from five to seven years. As owner of the power plants, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel to run the power plants.

Service and warranty agreements

We warranty our products for a specific period of time against manufacturing or performance defects. Our standard warranty period is generally 15 months after shipment or 12 months after acceptance of the product. We have agreed to warranty kits and components for 21 months from the date of shipment due to the additional shipping and customer manufacture time required. In addition to the standard product warranty, we have contracted with certain customers to provide services to ensure the power plants meet minimum operating levels for terms ranging from one to 20 years. Our standard and most prevalent services agreement term is five years. Currently, the Company has a limited number of SA's with terms in excess of five years. Pricing for service contracts is based upon estimates of future costs, which could be materially different from actual expenses. Also see Critical Accounting Policies and Estimates for additional details.

Research and development cost-share contracts

We have contracted with various government agencies to conduct research and development as either a prime contractor or sub-contractor under multi-year, cost-reimbursement and/or cost-share type contracts or cooperative agreements. Cost-share terms require that participating contractors share the total cost of the project based on an agreed upon ratio. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress authorizes the funds. As of October 31, 2012, research and development sales backlog totaled $12.2 million, of which $4.7 million is funded. Should funding be delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, revenue recognition, contract loss reserves, excess, slow-moving and obsolete inventories, product warranty costs, reserves on service agreements ("SA"), share-based compensation expense, allowance for doubtful accounts, depreciation and amortization, impairment of long-lived assets, income taxes and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Our critical accounting policies are those that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our accounting policies are set-forth below.

Revenue Recognition

We earn revenue from (i) the sale and installation of fuel cell power plants and modules (ii) the sale of component part kits and spare parts to customers, (iii) site engineering and construction services (iv) providing services under SA's, (v) the sale of electricity under power purchase agreements ("PPA") as well as incentive revenue from the sale of electricity under PPA's, and and (vi) customer-sponsored research and development projects. The Company periodically enters into arrangements with customers that involve multiple elements of the above items. We assess such contracts to ensure that consideration under the arrangement is being appropriately allocated to each of the deliverables. Our revenue is primarily generated from customers located throughout the U.S. and Asia and from agencies of the U.S. government. Revenue from customer-sponsored research and development projects is recorded as research and development contracts revenue and all other revenues are recorded as product sales and revenues in the consolidated statements of operations.

For customer contracts for complete DFC Power Plants which the Company has adequate cost history and estimating experience and that management believes it can reasonably estimate total contract costs, revenue is recognized under the percentage of completion method of accounting. The use of percentage of completion accounting requires significant judgment relative to estimating total contract costs, including assumptions relative to the length of time to complete the contract, the nature and complexity of the work to be performed, anticipated increases in wages and prices for subcontractor services and materials, and the availability of subcontractor services and materials. Our estimates are based upon the professional knowledge and experience of our engineers, program managers and other personnel, who review each long-term contract on a quarterly basis to assess the contract's schedule, performance, technical matters and estimated cost at completion. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods. Revenues are recognized based on the percentage of the contract value that incurred costs to date bear to estimated total contract costs, after giving effect to estimates of costs to complete based on most recent information. For customer contracts for new or significantly customized products, where management does not believe it has the ability to reasonably estimate total contract costs, revenue is recognized using the completed contract method and therefore all revenue and costs for the contract are deferred and not recognized until installation and acceptance of the power plant is complete. For all types of contracts, we recognize anticipated contract losses as soon as they become known and estimable. We have recorded an estimated contract loss reserve of $0.04 million and $0.1 million as of October 31, 2012 and 2011, respectively. Actual results could vary from initial estimates and reserve estimates will be updated as conditions change.

Revenue from component part kits and spare parts sales is recognized upon shipment or title transfer under the terms of the customer contract. Terms for certain contracts provide for a transfer of title and risk of loss to our customers at our factory locations upon completion of our contractual requirement to produce and products prepare the products for shipment. A shipment in place may occur in the event that the customer is unready to take delivery of the products on the contractually specified delivery dates.

Site engineering and construction services revenue is recognized on a percentage of completion basis as costs are incurred.

Revenue from service agreement contracts is generally recorded ratably over the term of the SA, as our performance of routine monitoring and maintenance under these SA's are generally expected to be incurred on a straight-line basis. For SA's where we expect to have a restack at some point during the term (generally SA's in excess of five years), the costs of performance are not expected to be incurred on a straight-line basis, and therefore, a portion of the initial value related to the stack replacement is deferred and is recognized upon such stack replacement event. In the event a restack occurs whereby the stack estimated useful life exceeds the remaining contract term and if the customer agrees at the time of a restack to return the stack to the Company at the end of the term, the cost of the stack is recorded as a long-term asset and depreciated over its expected life, in which case we would record the remaining SA revenue ratably over the remaining term. If the Company does not obtain rights to title from the customer upon a restack, the cost of the stack is expensed.

Under PPA's, revenue from the sale of electricity is recognized as electricity is provided to the customer. Incentive revenue is recognized ratably over the term of the PPA.

Revenue from research and development contracts is recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. Revenue from government funded research and development programs are generally multi-year, cost-reimbursement and/or cost-shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement, and on certain contracts we are reimbursed only a portion of the costs incurred. While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds.

During fiscal 2011, the Company entered into a sales contract and supplemental agreement with one of its customers in which revenue is being recognized based upon the current guidance for multiple deliverable revenue arrangements. The guidance for an arrangement with multiple-deliverables states that the delivered items will be considered a separate unit of accounting if the following criteria are met:

- The delivered item or items have value to the customer on a standalone basis.
- If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

The components of the contract were evaluated and it was determined that each have standalone value to the customer. A selling price hierarchy is established for determining the selling price of the multiple deliverables. The selling price used for each deliverable will be based on vendor-specific objective evidence (VSOE) if available, third-party evidence (TPE) if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE is available. The Company evaluated the elements of the contract with the customer using this hierarchy and has determined that estimated selling prices would be utilized for each element. These estimated selling prices were principally based on the prices charged when these elements were sold separately on a limited basis in the past.

In addition to the components of revenue described above, the Company receives license fees and royalty income from POSCO as a result of manufacturing and technology transfer agreements entered into in 2007, 2009 and 2012. This includes upfront payments which are being amortized over the term and royalty payments based on a percentage of sales of components manufactured by POSCO. On October 31, 2012, we entered into a new license agreement; Cell Technology Transfer Agreement which provides POSCO with the technology to manufacture Direct FuelCell power plants in South Korea and the market access to sell power plants throughout Asia. In conjunction with this agreement we amended the 2010-year manufacturing and distribution agreement with POSCO and the 2009 License Agreement. The new 2012 agreement and the amendments have the effect of revising the 4.1 percent royalty payments on sales of just the BOP required under each of these agreements and replacing it with 3.0 percent, based on the total selling price of the DFC power plants.

We generally recognize license fees and other revenue over the term of the associated agreement. Royalties represent the largest component of non-product sales revenue and are recognized as earned and are classified as license fee and royalty income in the accompanying statements of operations.

Beginning in fiscal year 2013, license fees and royalty income will be included within revenues on the consolidated statement of operations. This change is a result of the new license agreement entered into on October 31, 2012 for our core technology and the harmonization of the agreements to reflect fees and royalties for the manufacture of complete DFC Power Plants. Classification as revenue is reflective of our Asia market partnership and royalty based strategy and this business activity has become a significant component of non-product revenue and is expected to continue to grow over time.

Inventories and Advance Payments to Vendors

Inventories consist principally of raw materials and work-in-process. In certain circumstances, we will make advance payments to vendors for future inventory deliveries. These advance payments are recorded as other current assets on the consolidated balance sheets.

Inventory is reviewed to determine if valuation adjustments are required for obsolescence (excess, obsolete, and slow-moving inventory). This review includes analyzing inventory levels of individual parts considering the current design of our products and production requirements as well as the expected inventory needs for maintenance on installed power plants.

Warranty and Service Expense Recognition

We warranty our products for a specific period of time against manufacturing or performance defects. Our warranty is limited to a term generally 15 months after shipment or 12 months after installation of our products, except for fuel cell kits. We have agreed to warranty fuel cell kits and components for 21 months from the date of shipment due to the additional shipping and customer manufacture time required. We reserve for estimated future warranty costs based on historical experience. We also provide for a specific reserve if there is a known issue requiring repair during the warranty period. Estimates used to record warranty reserves are updated as we gain further operating experience. As of October 31, 2012 and 2011, the warranty reserve, which is classified in accrued liabilities on the consolidated balance sheet, totaled $2.3 million and $1.1 million, respectively.

In addition to the standard product warranty, we have entered into service agreement contracts with certain customers to provide monitoring, maintenance and repair services for fuel cell power plants. Under the terms of our service agreement, the power plant must meet a minimum operating output during the term. If minimum output falls below the contract requirement, we may be subject to performance penalties or may be required to repair or replace the customer's fuel cell stack. The Company has provided for a reserve for performance guarantees which based on historical fleet performance totaled $2.2 million as of October 31, 2012 and 2011.

The Company provides for reserves on all SA's when the estimated future stack replacements and service costs exceed the remaining contract value. Reserve estimates for future costs on SA's are determined by a number of factors including the estimated remaining life of the stack, used replacement stacks available, our limit of liability on SA's and future operating plans for the power plant. Our reserve estimates are performed on a contract by contract basis and include cost assumptions based on what we anticipate the service requirements will be to fulfill obligations for each contract. As of October 31, 2012, our reserve on service agreement contracts totaled $5.0 million compared to $8.9 million as of October 31, 2011.

At the end of our SA's, customers are expected to either renew the SA or we anticipate that the stack module will be returned to the Company as the plant is no longer being monitored or having routine service performed. In situations where we do not expect to have a restack during the term, but a restack is required and if the customer agrees at the time of a restack to return the stack to the Company at the end of the SA term, the cost of the stack is recorded as a long-term asset and depreciated over its expected life. If the Company does not obtain rights to title from the customer the cost of the stack is expensed. As of October 31, 2012, the total remaining stack asset value was $14.3 million compared to $15.1 million as of October 31, 2011. As of October 31, 2012, accumulated depreciation on stack assets totaled approximately $7.6 million compared to $2.4 million at October 31, 2011.

During the second quarter of fiscal 2011, the Company committed to a repair and upgrade program for a select group of 1.2 megawatt (MW) fuel cell modules produced between 2007 and early 2009. The Company recorded a charge of approximately $8.8 million during the quarter ended April 30, 2011 recorded as a cost of product sales and revenues on the consolidated statements of operations. In the fourth quarter of fiscal 2011, the Company reduced its estimate of future costs under this program by $0.5 million recorded as a benefit to cost of product sales and revenues. As of October 31, 2012, the reserve balance was $4.8 million compared to $7.9 million as of October 31, 2011. The decrease in the reserve balance was a result of actual repair and upgrade costs incurred totaling $3.7 million offset by an increase to the reserve of $0.6 million during the fourth quarter of 2012 to adjust for the cost of modules to be provided to POSCO.

The Company has completed the repair activities related to the program. The remaining reserve balance is primarily related to modules which are expected to be deployed as field replacements and will be provided to POSCO per the terms of the commitment when needed.

Share-Based Compensation

We account for restricted stock awards (RSA's) based on the closing market price of the Company's common stock on the date of grant. We account for stock options awarded to employees and non-employee directors under the fair value method of accounting using the Black-Scholes valuation model to estimate fair value at the grant date. The model requires us to make estimates and assumptions regarding the expected life of the option, the risk-free interest rate, the expected volatility of our common stock price and the expected dividend yield. The fair value of equity awards is amortized to expense over the vesting period, generally four years. Share-based compensation was $2.1 million and $2.6 million for the fiscal years ended October 31, 2012 and 2011, respectively.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on net operating loss ("NOL") carryforwards, research and development credit carryforwards, and differences between financial reporting and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

We apply the guidance regarding how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). The company's financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

The evaluation of a tax position is a two-step process. The first step is recognition: the company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement: a tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Certain transactions involving the Company's beneficial ownership occurred in fiscal 2012 and prior years, which could have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have completed a detailed Section 382 study in fiscal 2012 to determine if any of our NOL and credit carryovers will be subject to limitation. Based on that study we have determined that there was no ownership change as of the end of our 2012 fiscal year under Section 382.

ACCOUNTING GUIDANCE UPDATE

Recently Adopted Accounting Guidance

In May 2011, the FASB issued new guidance that clarifies and changes some fair value measurement principles and disclosure requirements. Among them is the clarification that the concepts of highest and best use and valuation premise in a fair value measurement, should only be applied when measuring the fair value of nonfinancial assets. Additionally, the new guidance requires quantitative information about unobservable inputs, and disclosure of the valuation processes used and narrative descriptions with regard to fair value measurements within the Level 3 categorization of the fair value hierarchy. The new guidance was effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The adoption of this new guidance did not have a material impact on our financial statements or disclosures.

Recent Accounting Guidance Not Yet Effective

In June 2011, the FASB issued guidance that eliminates the option to present items of other comprehensive income ("OCI") as part of the statement of changes in stockholders' equity, and instead requires either OCI presentation and net income in a single continuous statement to the statement of operations, or as a separate statement of comprehensive income. This new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company is required to adopt this update in the first quarter of fiscal year 2013. The adoption of this accounting guidance will impact our financial statement presentation and is not expected to have a material impact on our financial position, results of operation or disclosures.

In December 2011, the FASB issued guidance to enhance a financial statement user's ability to understand the effects of netting arrangements on an entity's financial statements, including financial instruments and derivative instruments that are either offset or subject to an enforceable master netting or similar arrangement. The scope of this guidance includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This guidance also includes enhanced disclosure requirements, including both gross and net information about instruments and transactions eligible for offset or subject to an agreement similar to a master netting arrangement. The provisions will be applied retrospectively for interim and annual periods beginning on or after January 1, 2013. The adoption of this accounting guidance is not expected to have a material impact on our financial statements.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as members of management of FuelCell Energy, Inc., and its subsidiaries (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles of the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of October 31, 2012, based on criteria for effective internal control over financial reporting established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we have concluded that the Company maintained effective internal control over financial reporting as of October 31, 2012 based on the specified criteria.



Arthur A. Bottone
President and Chief Executive Officer



Michael S. Bishop
Senior Vice President, Chief Financial Officer, Corporate Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FuelCell Energy, Inc.:

We have audited the accompanying consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity (deficit), and cash flows for each of the years in the three-year period ended October 31, 2012. We also have audited FuelCell Energy, Inc.'s internal control over financial reporting as of October 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FuelCell Energy, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc. and subsidiaries as of October 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, FuelCell Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Hartford, Connecticut
January 14, 2013

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

	October 31, 2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 57,514**	$ 51,415
Investments — U.S. treasury securities	**—**	12,016
License fee receivable	**10,000**	—
Accounts receivable, net of allowance for doubtful accounts of $586 and $555, respectively	**25,984**	21,950
Inventories, net	**47,701**	40,101
Other current assets	**4,727**	7,466
Total current assets	**145,926**	132,948
Property, plant and equipment, net	**23,258**	23,925
Investment in and loans to affiliate	**6,115**	10,466
Other assets, net	**16,186**	16,291
Total assets	**$191,485**	$183,630
LIABILITIES AND EQUITY (DEFICIT)		
Current liabilities:		
Current portion of long-term debt	**$ 5,161**	$ 5,056
Accounts payable	**12,254**	14,143
Accounts payable due to affiliate	**203**	104
Accrued liabilities	**20,265**	26,894
Deferred revenue	**45,939**	64,114
Preferred stock obligation of subsidiary	**1,075**	3,854
Total current liabilities	**84,897**	114,165
Long-term deferred revenue	**15,533**	7,000
Long-term preferred stock obligation of subsidiary	**13,095**	12,878
Long-term debt and other liabilities	**3,975**	4,105
Total liabilities	**117,500**	138,148
Redeemable preferred stock (liquidation preference of $64,020 at October 31, 2012 and October 31, 2011)	**59,857**	59,857
Total Equity (Deficit):		
Shareholders' equity (deficit)		
Common stock ($.0001 par value; 275,000,000 and 225,000,000 shares authorized at October 31, 2012 and 2011, respectively; 185,856,123 and 138,400,497 shares issued and outstanding at October 31, 2012 and 2011, respectively)	**18**	13
Additional paid-in capital	**751,256**	687,857
Accumulated deficit	**(736,831)**	(701,336)
Accumulated other comprehensive income	**66**	15
Treasury stock, Common, at cost (5,679 shares at October 31, 2012 and 2011)	**(53)**	(53)
Deferred compensation	**53**	53
Total shareholders' equity (deficit)	**14,509**	(13,451)
Noncontrolling interest in subsidiaries	**(381)**	(924)
Total equity (deficit)	**14,128**	(14,375)
Total liabilities and equity (deficit)	**$191,485**	$183,630

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended October 31, 2012, 2011, and 2010
(Amounts in thousands, except share and per share amounts)

		October 31,	
	2012	2011	2010
Revenues (1):			
Product sales	**$ 94,950**	$103,007	$ 50,192
Service agreement revenues	**18,183**	12,097	9,034
Research and development contracts	**7,470**	7,466	10,551
Total revenues	**120,603**	122,570	69,777
Costs of revenues:			
Cost of product sales	**93,876**	96,525	54,433
Cost of service agreement revenues	**19,045**	30,825	23,627
Cost of research and development contracts	**7,237**	7,830	10,370
Total cost of revenues	**120,158**	135,180	88,430
Gross profit (loss)	**445**	(12,610)	(18,653)
Operating expenses:			
Administrative and selling expenses	**18,220**	16,299	17,150
Research and development expenses	**14,354**	16,768	18,562
Total operating expenses	**32,574**	33,067	35,712
Loss from operations	**(32,129)**	(45,677)	(54,365)
Interest expense	**(2,304)**	(2,578)	(127)
Income (loss) from equity investments	**(645)**	58	(730)
Impairment of equity investment	**(3,602)**	—	—
License fee and royalty income	**1,599**	1,718	1,561
Other income (expense), net	**1,244**	1,047	(254)
Loss before redeemable preferred stock of subsidiary	**(35,837)**	(45,432)	(53,915)
Accretion of redeemable preferred stock of subsidiary	**—**	(525)	(2,367)
Loss before provision for income taxes	**(35,837)**	(45,957)	(56,282)
Provision for income taxes	**(69)**	(17)	(44)
Net loss	**(35,906)**	(45,974)	(56,326)
Net loss attributable to noncontrolling interest	**411**	261	663
Net loss attributable to FuelCell Energy, Inc.	**(35,495)**	(45,713)	(55,663)
Adjustment for modification of redeemable preferred stock of subsidiary	**—**	(8,987)	—
Preferred stock dividends	**(3,201)**	(3,200)	(3,201)
Net loss to common shareholders	**$(38,696)**	$ (57,900)	$(58,864)
Net loss to common shareholders per share			
Basic	**$ (0.23)**	$ (0.47)	$ (0.63)
Diluted	**$ (0.23)**	$ (0.47)	$ (0.63)
Weighted average shares outstanding			
Basic	**165,471,261**	124,498,073	93,925,863
Diluted	**165,471,261**	124,498,073	93,925,863

(1) Includes revenue from a related party. Refer to Concentrations in note 1 to the financial statements.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the Years Ended October 31, 2012, 2011, and 2010
(Amounts in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deferred Compensation	Noncontrolling Interest in subsidiaries	Total Equity (Deficit)
	Shares	Amount							
Balance, October 31, 2009	84,387,741	$ 8	$ 631,296	$ (599,960)	$ (2)	$(53)	$53	$ —	$ 31,342
Sale of common stock	27,600,000	3	32,077	—	—	—	—	—	32,080
Share based compensation	—	—	2,965	—	—	—	—	—	2,965
Conversion of Series B preferred stock to common stock, net of original issuance costs	8,510	—	93	—	—	—	—	—	93
Stock issued under benefit plans	969,474	—	721	—	—	—	—	—	721
Preferred dividends — Series B	—	—	(3,201)	—	—	—	—	—	(3,201)
Noncontrolling interest in subsidiaries	—	—	—	—	—	—	—	(663)	(663)
Effect of foreign currency translation	—	—	—	—	13	—	—	—	13
Net loss attributable to FuelCell Energy, Inc.	—	—	—	(55,663)	—	—	—	—	(55,663)
Balance, October 31, 2010	112,965,725	$11	$ 663,951	$ (655,623)	$11	$(53)	$53	$(663)	$ 7,687
Sale of common stock	24,064,924	2	32,862	—	—	—	—	—	32,864
Share based compensation	—	—	2,577	—	—	—	—	—	2,577
Stock issued under benefit plans	1,369,848	—	654	—	—	—	—	—	654
Preferred dividends — Series B	—	—	(3,200)	—	—	—	—	—	(3,200)
FuelCell Ltd. (adjustment from Series 1 modification)	—	—	(8,987)	—	—	—	—	—	(8,987)
Noncontrolling interest in subsidiaries	—	—	—	—	—	—	—	(261)	(261)
Effect of foreign currency translation	—	—	—	—	4	—	—	—	4
Net loss attributable to FuelCell Energy, Inc.	—	—	—	(45,713)	—	—	—	—	(45,713)
Balance, October 31, 2011	138,400,497	$13	$ 687,857	$ (701,336)	$15	$(53)	$53	$(924)	$(14,375)
Sale of common stock	45,012,306	5	63,998	—	—	—	—	—	64,003
Share based compensation	—	—	2,054	—	—	—	—	—	2,054
Stock issued under benefit plans	2,443,320	—	548	—	—	—	—	—	548
Noncontrolling interest in subsidiaries	—	—	—	—	—	—	—	(411)	(411)
Sale of noncontrolling interest in subsidiary	—	—	—	—	—	—	—	954	954
Preferred dividends — Series B	—	—	(3,201)	—	—	—	—	—	(3,201)
Effect of foreign currency translation	—	—	—	—	51	—	—	—	51
Net loss attributable to FuelCell Energy, Inc.	—	—	—	(35,495)	—	—	—	—	(35,495)
Balance, October 31, 2012	**185,856,123**	**$18**	**$751,256**	**$(736,831)**	**$66**	**$(53)**	**$53**	**$(381)**	**$14,128**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended October 31, 2012, 2011, and 2010
(Amounts in thousands, except share and per share amounts)

	October 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net loss	**$(35,906)**	$(45,974)	$(56,326)
Adjustments to reconcile net loss to net cash used in operating activities:			
Share-based compensation	**2,054**	2,577	2,965
(Income) loss in equity investments	**645**	(58)	730
Impairment of equity investment	**3,602**	—	—
Accretion of redeemable preferred stock of subsidiary	**—**	525	2,367
Asset impairment	**—**	—	765
Depreciation	**5,192**	6,431	7,438
Amortization of bond premium and interest expense	**2,018**	2,490	91
Other non-cash transactions	**(117)**	114	314
(Increase) decrease in operating assets:			
Accounts and license fee receivables	**(14,066)**	(4,046)	4,480
Inventories	**(7,600)**	(6,697)	(7,971)
Other assets	**3,032**	(15,586)	(785)
Increase (decrease) in operating liabilities:			
Accounts payable	**(1,790)**	3,405	774
Accrued liabilities	**(6,081)**	10,761	3,762
Deferred revenue	**(9,642)**	37,573	6,404
Net cash used in operating activities	**(58,659)**	(8,485)	(34,992)
Cash flows from investing activities:			
Capital expenditures	**(4,453)**	(3,350)	(2,481)
Convertible loan to affiliate	**—**	(600)	(600)
Treasury notes matured	**12,000**	55,000	32,500
Treasury notes purchased	**—**	(33,019)	(59,677)
Net cash provided by (used in) investing activities	**7,547**	18,031	(30,258)
Cash flows from financing activities:			
Repayment of debt	**(173)**	(306)	(377)
Proceeds from debt	**—**	4,000	—
Proceeds received for noncontrolling interest in subsidiary	**954**	—	—
Net proceeds from sale of common stock, net of registration fees	**64,003**	32,930	32,104
Payment of preferred dividends and return of capital	**(7,624)**	(15,226)	(3,695)
Common stock issued for stock plans and related expenses	**—**	—	(151)
Net cash provided by financing activities	**57,160**	21,398	27,881
Effects on cash from changes in foreign currency rates	**51**	4	13
Net increase (decrease) in cash and cash equivalents	**6,099**	30,948	(37,356)
Cash and cash equivalents-beginning of year	**51,415**	20,467	57,823
Cash and cash equivalents-end of year	**$ 57,514**	$ 51,415	$ 20,467

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2012, 2011, and 2010 (Tabular amounts in thousands, except share and per share amounts)

Note 1

Nature of Business and Significant Accounting Policies

Nature of Business

FuelCell Energy, Inc. and subsidiaries (the "Company", "we", "us", "our") are engaged in the development and manufacture of high temperature fuel cells for clean electric power generation. Our Direct FuelCell power plants produce reliable, secure and environmentally friendly 24/7 base load electricity for commercial, industrial, government and utility customers. We have commercialized our stationary fuel cells and are beginning the development of planar solid oxide fuel cell and other fuel cell technology. We expect to incur losses until such time as we can attain higher sales volumes.

The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries, including FuelCell Energy, Ltd. ("FCE Ltd."), our Canadian subsidiary; Bridgeport Fuel Cell Park, LLC ("BFCP"), Waterbury Renewable Energy ("WRE"), DFC-ERG Milford, LLC and DFC-ERG Connecticut, LLC, which were formed for the purpose of developing projects within Connecticut; and FCE Korea Ltd., which was formed to facilitate our business operations in South Korea. FuelCell Energy Solutions GmbH ("FCES GmbH") which is a joint venture with Fraunhofer IKTS (Fraunhofer), was formed in the fourth quarter of fiscal 2011 to facilitate business development in Europe. We have a 75 percent interest in FCES GmbH and accordingly, the financial results are consolidated with our financial results. Alliance Star Energy, LLC ("Alliance Star") is a joint venture with Alliance Power, Inc. ("Alliance") established to construct fuel cell power plants and sell power under power purchase agreements ("PPA"). We have an 80 percent interest in the entity and accordingly, the financial results of Alliance Star is consolidated with our financial results. All intercompany accounts and transactions have been eliminated.

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

Significant Accounting Policies

Cash and Cash Equivalents

All cash equivalents consist of investments in money market funds and U.S. Treasury securities with original maturities averaging three months or less at date of acquisition. We place our temporary cash investments with high credit quality financial institutions. We have pledged approximately $10.6 million of our cash and cash equivalents as collateral against letters of credit, banking requirements and customer contracts. At October 31, 2012 and 2011, we had outstanding letters of credit of $9.6 million and $7.1 million, respectively.

Investments

Investments consist of U.S. Treasury securities with original maturities of greater than three months at the date of acquisition. The notes are classified as held-to-maturity since we have the ability and intention to hold them until maturity. The notes are carried at amortized cost, which is par value, plus or minus unamortized premium or discount. We classify notes with remaining maturities of one year or less as current assets and notes with remaining maturities greater than one year as non-current assets.

Inventories and Advance Payments to Vendors

Inventories consist principally of raw materials and work-in-process. In certain circumstances, we will make advance payments to vendors for future inventory deliveries. These advance payments are recorded as other current assets on the consolidated balance sheets.

Inventory is reviewed to determine if reserves are required for obsolescence (excess, obsolete, and slow-moving inventory). This review includes analyzing inventory levels of individual parts considering the current design of our products and production requirements as well as the expected inventory requirements for maintenance on installed power plants.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Intellectual Property

Intellectual property, including internally generated patents and know-how, is carried at no value.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, we compare the carrying amount of an asset group to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Revenue Recognition

We earn revenue from (i) the sale and installation of fuel cell power plants and modules (ii) the sale of component part kits and spare parts to customers, (iii) site engineering and construction services (iv) providing services under service agreements ("SA" or "SA's"), (v) the sale of electricity under power purchase agreements ("PPA") as well as incentive revenue from the sale of electricity under PPA's, and (vi) customer-sponsored research and development projects. The Company periodically enters into arrangements with customers that involve multiple elements of the above items. We assess such contracts to ensure that consideration under the arrangement is being appropriately allocated to each of the deliverables. Our revenue is primarily generated from customers located throughout the U.S. and Asia and from agencies of the U.S. government. Revenue from customer-sponsored research and development projects is recorded as research and development contracts revenue and all other revenues are recorded as product sales and revenues in the consolidated statements of operations.

For customer contracts for complete DFC Power Plants which the Company has adequate cost history and estimating experience and that management believes it can reasonably estimate total contract costs, revenue is recognized under the percentage of completion method of accounting. The use of percentage of completion accounting requires significant judgment relative to estimating total contract costs, including assumptions relative to the length of time to complete the contract, the nature and complexity of the work to be performed, anticipated increases in wages and prices for subcontractor services and materials, and the availability of subcontractor services and materials. Our estimates are based upon the professional knowledge and experience of our engineers, program managers and other personnel, who review each long-term contract on a quarterly basis to assess the contract's schedule, performance, technical matters and estimated cost at completion. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods. Revenues are recognized based on the percentage of the contract value that incurred costs to date bear to estimated total contract costs, after giving effect to estimates of costs to complete based on most recent information. For customer contracts for new or significantly customized products, where management does not believe it has the ability to reasonably estimate total contract costs, revenue is recognized using the completed contract method and therefore all revenue and costs for the contract are deferred and not recognized until installation and acceptance of the power plant is complete. For all types of contracts, we recognize anticipated contract losses as soon as they become known and estimable. We have recorded an estimated contract loss reserve of $0.04 million and $0.1 million as of October 31, 2012 and October 31, 2011, respectively. Actual results could vary from initial estimates and reserve estimates will be updated as conditions change.

Revenue from component part kits and spare parts sales is recognized upon shipment or title transfer under the terms of the customer contract. Terms for certain contracts provide for a transfer of title and risk of loss to our customers at our factory locations upon completion of our contractual requirement to produce and products prepare the products for shipment. A shipment in place may occur in the event that the customer is unready to take delivery of the products on the contractually specified delivery dates.

Site engineering and construction services revenue is recognized on a percentage of completion basis as costs are incurred.

Revenue from SA's is generally recorded ratably over the term of the SA, as our performance of routine monitoring and maintenance under these SA's are generally expected to be incurred on a straight-line basis. For SA's where we expect to have a restack at some point during the term (generally SA's in excess of five years), the costs of performance are not expected to be incurred on a straight-line basis, and therefore, a portion of the initial contract value related to the stack replacement is deferred and is recognized upon such stack replacement event, with the remaining contract value recorded ratably over the term of the SA. In the event a restack occurs whereby the stack estimated useful life exceeds the remaining contract term and if the customer agrees at the time of a restack to return the stack to the Company at the end of the term, the cost of the stack is recorded as a long-term asset and depreciated over its expected life, and the remaining SA revenue is recorded ratably over the remaining term. If the Company does not obtain rights to title from the customer upon a restack, the cost of the stack is expensed.

Revenue from research and development contracts is recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. Revenue from government funded research and development programs are generally multi-year, cost-reimbursement and/or cost-shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement, and on certain contracts we are reimbursed only a portion of the costs incurred. While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds.

Under PPA's, revenue from the sale of electricity is recognized as electricity is provided to the customer. Incentive revenue is recognized ratably over the term of the PPA.

During fiscal 2011, the Company entered into a sales contract and supplemental agreement with one of its customers in which revenue is being recognized based upon the current guidance for multiple deliverable revenue arrangements. The guidance for an arrangement with multiple-deliverables states that the delivered items will be considered a separate unit of accounting if the following criteria are met:

- The delivered item or items have value to the customer on a standalone basis.
- If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

The components of the contract were evaluated and it was determined that each have standalone value to the customer. A selling price hierarchy is established for determining the selling price of the multiple deliverables. The selling price used for each deliverable will be based on vendor-specific objective evidence (VSOE) if available, third-party evidence (TPE) if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE is available. The Company evaluated the elements of the contract with the customer using this hierarchy and has determined that estimated selling prices would be utilized for each element. These estimated selling prices were principally based on the prices charged when these elements were sold separately on a limited basis in the past.

Warranty and Service Expense Recognition

We warranty our products for a specific period of time against manufacturing or performance defects. Our warranty is limited to a term generally 15 months after shipment or 12 months after installation of our products, except for fuel cell kits. We have contracted to warranty fuel cell kits and components for 21 months from the date of shipment due to the additional shipping and customer manufacture time required. We reserve for estimated future warranty costs based on historical experience. We also provide for a specific reserve if there is a known issue requiring repair during the warranty period. Estimates used to record warranty reserves are updated as we gain further operating experience. As of October 31, 2012 and October 31, 2011, the warranty reserve, which is classified in accrued liabilities on the consolidated balance sheet totaled $2.3 million and $1.1 million, respectively.

In addition to the standard product warranty, we have entered into service agreement contracts with certain customers to provide monitoring, maintenance and repair services for fuel cell power plants. Under the terms of our service agreement, the power plant must meet a minimum operating output during the term. If minimum output falls below the contract requirement, we may be subject to performance penalties or may be required to repair or replace the customer's fuel cell stack. The Company has provided for a reserve for performance guarantees, which based on historical fleet performance totaled $2.2 million as of October 31, 2012 and 2011.

The Company provides for reserves on all SA's when the estimated future stack replacement and service costs exceed the remaining contract value. Reserve estimates for future costs on SA's are determined by a number of factors including the estimated life of the stack, used replacement stacks available, our limit of liability on SA's and future operating plans for the power plant. Our reserve estimates are performed on a contract by contract basis and include cost assumptions based on what we anticipate the service requirements will be to fulfill obligations for each contract. As of October 31, 2012, our reserve on service agreement contracts totaled $5.0 million compared to $8.9 million as of October 31, 2011.

At the end of our SA's, customers are expected to either renew the SA or we anticipate that the stack module will be returned to the Company as the plant is no longer being monitored or having routine service performed. In situations where we do not expect to have a restack during the term but a restack is required which will last longer than the remaining term, and if the customer agrees at the time of a restack to return the stack to the Company at the end of the SA term, the cost of the stack is recorded as a long-term asset and depreciated over its expected life. If the Company does not obtain rights to title from the customer, the cost of the stack is expensed. As of October 31, 2012, the total long-term stack asset balance was $14.3 million compared to $15.1 million as of October 31, 2011. As of October 31, 2012, accumulated depreciation on long-term stack assets totaled approximately $7.6 million compared to $2.4 million at October 31, 2011.

During the second quarter of fiscal 2011, the Company committed to a repair and upgrade program for a select group of 1.2 megawatt (MW) fuel cell modules produced between 2007 and early 2009. The Company recorded a charge of approximately $8.8 million during the quarter ended April 30, 2011 recorded as a cost of product sales and revenues on the consolidated statements of operations. In the fourth quarter of fiscal 2011, the Company reduced its estimate of future costs under this program by $0.6 million which was recorded as a benefit to cost of product sales and revenues. As of October 31, 2012, the reserve balance was $4.8 million compared to $7.9 million as of October 31, 2011. The decrease in the reserve balance was a result of actual repair and upgrade costs incurred totaling $3.7 million offset by an increase to the reserve of $0.6 million during the fourth quarter of 2012 to adjust for the cost of modules which will be provided to POSCO Energy Co., LTD ("POSCO").

The Company has completed the repair activities related to the program. The remaining reserve balance is primarily related to modules which will be provided to POSCO in accordance with the B1200 repair campaign commitment.

License Agreements, Royalty Income, Deferred Revenue and Customer Deposits

The Company receives license fees and royalty income from POSCO as a result of manufacturing and technology transfer agreements entered into in 2007, 2009 and 2012. This includes upfront payments which are being amortized over the term and royalty payments based on a percentage of sales of components manufactured by POSCO. On October 31, 2012, we entered into the Cell Technology Transfer Agreement which provides POSCO with the technology to manufacture Direct FuelCell power plants in South Korea and the market access to sell power plants throughout Asia. In conjunction with this agreement we amended the 2007-year manufacturing and distribution agreement with POSCO and the 2009 License Agreement. The new 2012 agreement and the amendments have the effect of revising the 4.1 percent royalty payments and replacing it with 3.0 percent of the total selling price of the DFC power plants. These agreements are further described as follows:

- In February 2007, we entered into a 10-year manufacturing and distribution agreement with POSCO. Under the terms of this agreement, POSCO will manufacture balance of plant ("BOP") in South Korea using its design, procurement and manufacturing expertise. Under the terms of the agreement, we were receiving a 4.1 percent royalty on sales of BOP made by POSCO, subject to minimum royalties. Minimum annual royalties recorded under this agreement were $0.8 million and $0.6 million for the years ended October 31, 2012 and 2011, respectively.
- In October 2009, we entered into a 10-year Stack Technology Transfer and License Agreement (the "2009 License Agreement") with POSCO allowing it to produce fuel cell stack modules from cells and components provided by us. These fuel cell modules will be combined with BOP manufactured in South Korea to complete electricity-producing fuel cell power plants for sale in South Korea. The 2009 License Agreement provides for an ongoing royalty, initially set at 4.1 percent of the revenues generated from sales of fuel cell stack modules manufactured and sourced by POSCO.
- In connection with the 2009 License Agreement, we received an upfront license fee of $10.0 million. License fee income is recognized ratably over the term of the 2009 License Agreement. The Company recognized license fee income relating to the upfront license fee received during fiscal years ended October 31, 2012 and 2011 in the amount of $1.0 million, respectively.
- In October, 2012, we amended the 10-year manufacturing and distribution agreement with POSCO and the 2009 License Agreement. The amendments have the effect of revising the 4.1 percent royalty payments on sales of BOP required under each of these agreements and replacing it with 3.0 percent royalty payments to be paid over a term of 15 years, based on the total selling price of the DFC power plants. In conjunction with this amendment, an $8.0 million fee is payable to the Company in January 2013.
- Also in October 2012, the Company entered into a new license agreement with POSCO to manufacture Direct FuelCell power plants in South Korea to be sold throughout Asia (the Cell Technology Transfer Agreement) and an agreement for FuelCell to provide consulting and procurement expertise in the design and construction of a manufacturing facility in South Korea that will be financed and owned by POSCO. In conjunction with this agreement, a $10.0 million fee was paid to the Company on November 1, 2012. Future fees, totaling $8.0 million are payable on a milestone basis between 2014 and 2016. In addition, as described above, the Company will receive a 3.0 percent royalty on power plants manufactured by POSCO, based on the total selling price of the DFC power plants.

We generally recognize license fees and other revenue over the term of the associated agreement. Royalties represent the largest component of non-product income and are recognized as earned, based on the licensees' revenue recognition practices and are classified as license fee and royalty income in the accompanying statements of operations.

Beginning in fiscal year 2013, license and royalty income from POSCO is expected to be included within revenues on the consolidated statement of operations. This change is a result of the new license agreement entered into on October 31, 2012 for our core technology and the harmonization of the agreements to reflect fees and royalties for the complete DFC Power Plant. Classification as revenue is reflective of our Asia market partnership and royalty based strategy and this business activity becoming an ongoing significant component of our central operations.

In addition, we receive payments from customers upon the acceptance of a purchase order and when contractual milestones are reached. These payments may be deferred based on the nature of the payment and status of the specific project. Deferred revenue is recognized as revenue in accordance with our revenue recognition policies summarized above.

Research and Development Costs

We perform both customer-sponsored research and development projects based on contractual agreement with customers and company-sponsored research and development projects. Costs incurred for customer-sponsored projects include manufacturing and engineering labor, applicable overhead expenses, materials to build and test prototype units and other costs associated with customer-sponsored research and development contracts. These costs are recorded as cost of research and development contracts in the consolidated statements of operations.

Costs incurred for company-sponsored research and development projects consist primarily of labor, overhead, materials to build and test prototype units and consulting fees. These costs are recorded as research and development expenses in the consolidated statements of operations.

Share-Based Compensation

We account for restricted stock awards (RSA's) based on the closing market price of the Company's common stock on the date of grant. We account for stock options awarded to employees and non-employee directors under the fair value method of accounting using the Black-Scholes valuation model to estimate fair value at the grant date. The model requires us to make estimates and assumptions regarding the expected life of the option, the risk-free interest rate, the expected volatility of our common stock price and the expected dividend yield. The fair value of equity awards is amortized to expense over the vesting period, generally four years. Refer to Note 14 for additional information.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on net operating loss ("NOL") carryforwards, research and development credit carryforwards, and differences between financial reporting and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

The company's financial statements reflect expected future tax consequences of uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction) presuming the taxing authorities' full knowledge of the position and all relevant facts.

Concentrations

We contract with a concentrated number of customers for the sale of our products and for research and development contracts. For the fiscal years ended October 31, 2012, 2011 and 2010, our top five customers accounted for 86 percent, 71 percent and 68 percent, respectively, of our total annual consolidated revenue.

The percent of consolidated revenues from each customer for the years ended October 31, 2012, 2011 and 2010, respectively are presented below.

	2012	2011	2010
POSCO	**76%**	44%	58%
Department of Energy	**7%**	—	—
BioFuels Fuel Cells, LLC	**—**	12%	—
UTS BioEnergy, LLC	**2%**	10%	—
Pacific Gas and Electric Company	**1%**	5%	10%
Total	**86%**	71%	68%

POSCO is a related party and owns approximately 16.0 percent of the outstanding common shares of the Company. There can be no assurance that we will continue to achieve historical levels of sales of our products to our largest customers. Even though our customer base is expected to increase and our revenue streams to diversify, a substantial portion of net revenues could continue to depend on sales to a limited number of customers. Our agreements with these customers may be canceled if we fail to meet certain product specifications or materially breach the agreement, and our customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales to, one or more of our larger customers could have a material adverse effect on our business, financial condition and results of operations.

Derivatives

We do not use derivatives for speculative purposes and through fiscal year end 2012, have not used derivatives for trading purposes. Derivative instruments consist of our warrants to purchase additional shares of common stock of Versa Power Systems, Inc. ("Versa") and embedded derivatives in our Series 1 Preferred Shares. We account for these derivatives using the fair-value method with changes in the underlying fair value recorded to earnings. Refer to Notes 2 and 12 for additional information.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, revenue recognition, excess, slow-moving and obsolete inventories, product warranty costs, LTSA reserves, allowance for uncollectible receivables, depreciation and amortization, impairment of assets, taxes, and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Comprehensive Income (Loss)

Comprehensive loss of $35.6 million, $45.7 million and $55.7 million includes net loss attributable to FuelCell Energy, Inc. of $35.5 million, $45.7 million and $55.7 million (as reported before preferred dividends and adjustment for modification of redeemable preferred stock) and foreign currency translation adjustments of $51.0 thousand, $4.0 thousand and $13.0 thousand for the years ended October 31, 2012, 2011 and 2010 respectively, which are included as a component of stockholders' equity (deficit) in the consolidated balance sheets.

Foreign Currency Translation

The translation of FuelCell Korea Ltd's and FCES GmbH's financial statements results in translation gains or losses, which are recorded in accumulated other comprehensive income within stockholders' equity (deficit).

Our Canadian subsidiary, FCE Ltd., is financially and operationally integrated and therefore the temporal method of translation of foreign currencies is followed. The functional currency is U.S. dollars. We are subject to foreign currency transaction gains and losses as certain invoices are denominated in Canadian dollars. We recognized a gain of $0.1 million, a loss of $1.0 million and a loss of $0.01 million for the years ended October 31, 2012, 2011 and 2010, respectively. These amounts have been classified as other income (expense), net in the consolidated statements of operations.

Subsequent Events

We have evaluated subsequent events and are not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this Form 10-K with the SEC that would have a material impact on our consolidated financial statements, other than the previously stated sale of a 14.9 megawatt fuel cell park in December 2012 and the acquisition of Versa Power in December 2012.

Recently Adopted Accounting Guidance

In May 2011, the FASB issued new guidance that clarifies and changes some fair value measurement principles and disclosure requirements. Among them is the clarification that the concepts of highest and best use and valuation premise in a fair value measurement, should only be applied when measuring the fair value of nonfinancial assets. Additionally, the new guidance requires quantitative information about unobservable inputs, and disclosure of the valuation processes used and narrative descriptions with regard to fair value measurements within the Level 3 categorization of the fair value hierarchy. The new guidance was effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The adoption of this new guidance did not have a material impact on our financial statements or disclosures.

Recent Accounting Guidance Not Yet Effective

In June 2011, the FASB issued guidance that eliminates the option to present items of other comprehensive income ("OCI") as part of the statement of changes in stockholders' equity, and instead requires either OCI presentation and net income in a single continuous statement to the statement of operations, or as a separate statement of comprehensive income. This new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company is required to adopt this update in the first quarter of fiscal year 2013. The adoption of this accounting guidance will impact our financial statement presentation and is not expected to have a material impact on our financial position, results of operation or disclosures.

In December 2011, the FASB issued guidance to enhance a financial statement user's ability to understand the effects of netting arrangements on an entity's financial statements, including financial instruments and derivative instruments that are either offset or subject to an enforceable master netting or similar arrangement. The scope of this guidance includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This guidance also includes enhanced disclosure requirements, including both gross and net information about instruments and transactions eligible for offset or subject to an agreement similar to a master netting arrangement. The provisions will be applied retrospectively for interim and annual periods beginning on or after January 1, 2013. The adoption of this accounting guidance is not expected to have a material impact on our financial statements.

Note 2
Equity investments

Versa is one of our sub-contractors under the Department of Energy's ("DOE") large-scale hybrid project to develop a coal-based, multi-megawatt solid oxide fuel cell ("SOFC") based hybrid system. Versa is a private company founded in 2001 that is developing advanced SOFC systems for various stationary and mobile applications. We have a 39 percent ownership interest and account for Versa under the equity method of accounting. We recognize our share of the income or losses as income/(loss) from equity investments on the consolidated statements of operations.

In May 2011, we loaned Versa $0.6 million in the form of a convertible note (the "2011 Convertible Note"). We have also loaned Versa $2.0 million in the form of a convertible note in 2007 (the "2007 Convertible Note") and $0.6 million in each year 2009 and 2010 in the form of convertible notes (the "2009 Convertible Note" and the "2010 Convertible Note", respectively). The 2011 Convertible Note matures in May 2021, the 2010 Convertible Note matures April 2020, the 2009 Convertible Note matures November 2018 and the 2007 Convertible Note matures May 2017, unless certain prepayment events occur. In conjunction with the Convertible Notes, we received warrants for the right to purchase 4,830 shares of Versa common stock at a weighted average exercise price of $157 per share. At October 31, 2012, there were 2,544 warrants outstanding with a weighted average exercise price of $141 per share. Our ownership percentage would increase to 43 percent if the Convertible Notes and warrants are converted into common stock.

We have determined that the above warrants represent derivatives subject to fair value accounting. The fair value is determined based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of the warrants is included within investment and loan to affiliate on the consolidated balance sheets and changes in the fair value of the warrants are included in other income (expense), net on the consolidated statements of operations. The fair value of the warrants as of October 31, 2012 and 2011 was $0.1 million and $0.2 million, respectively. The change in the fair value of the warrants was not material to the consolidated financial statements for the years ended October 31, 2012, 2011 and 2010. The carrying value of our investment in and loans to Versa was $6.1 million and $10.5 million as of October 31, 2012 and 2011, respectively. The decrease in the carrying value of our investment is due to an impairment charge recorded in the fourth quarter of 2012 in the amount $3.6 million which was based on the acquired value of the controlling interest based upon a non-binding term sheet which indicated that the fair value was lower than the carrying value.

In December 2012, the Company acquired the remaining 61% ownership position of Versa Power Systems, Inc. (Versa), a leading global developer of solid oxide fuel cell technology (SOFC). Refer to Note 20 for more information.

Note 3
Investments

The following table summarizes the amortized cost basis and fair value of our investments in U.S. treasury securities at October 31, 2012 and 2011:

	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
U.S. government obligations				
At October 31, 2012	**$ —**	**$—**	**$—**	**$ —**
At October 31, 2011	$12,016	$14	$—	$12,030

Note 4
Inventories

The components of inventory at October 31, 2012 and 2011 consisted of the following:

	2012	2011
Raw materials	**$17,683**	$18,303
Work-in-process (1)	**30,018**	21,798
Net inventory	**$47,701**	$40,101

(1) Work-in-process includes the standard components of inventory that are used to build typical modules or stack components that are intended to be used in future power plant orders. Included in Work-in-process as of October 31, 2012 is $11.3 million of completed standard components ready to be incorporated into power plants and deployed upon receipt of customer orders.

Raw materials consist mainly of various nickel powders and steels, various other components used in producing cell stacks and purchased components for balance of plant. Work-in-process inventory is comprised of material, labor, and overhead costs incurred to build fuel cell stacks, which are subcomponents of a power plant. Work in process also includes costs related to modules which have not yet been dedicated to a particular commercial customer contract.

Raw materials and work in process are net of valuation reserves of approximately $2.4 million and $2.6 million at October 31, 2012 and 2011, respectively.

Note 5
Accounts Receivable

Accounts receivable at October 31, 2012 and 2011 consisted of the following:

	2012	2011
U.S. Government:		
Amount billed	**$ 20**	$ 52
Unbilled recoverable costs	**890**	1,012
	910	1,064
Commercial customers:		
Amount billed	**$18,786**	$10,330
Unbilled recoverable costs	**6,288**	10,556
	25,074	20,886
	$25,984	$21,950

We bill customers for power plant sales based on reaching certain milestones. We bill LTSA's and POSCO contracts based on the contract price and billing terms of the contracts. We bill the U.S. government for research and development contracts based on actual costs incurred, typically in the month subsequent to incurring costs. Included in Commercial Customers accounts receivable are amounts due from POSCO of $18.1 million and $8.0 million at October 31, 2012 and 2011, respectively. Unbilled recoverable costs relate to revenue recognized on customer contracts that have not been billed. The amounts above are presented net of an allowance for doubtful accounts of $0.6 million at October 31, 2012 and 2011.

Note 6
Property, Plant and Equipment

Property, plant and equipment at October 31, 2012 and 2011 consisted of the following:

	2012	2011	Estimated Useful Life
Land	**$ 524**	$ 524	—
Building and improvements	**7,587**	7,579	10-26 years
Machinery, equipment and software	**68,265**	66,552	3-8 years
Furniture and fixtures	**2,786**	2,755	10 years
Power plants for use under PPAs	**10,866**	13,538	3-10 years
Construction in progress	**7,970**	5,762	
	97,998	96,710	
Less: Accumulated depreciation	**(74,740)**	(72,785)	
Property, plant and equipment, net	**$23,258**	$23,925	

Depreciation expense was $5.2 million, $6.4 million and $7.4 million for the years ended October 31, 2012, 2011 and 2010, respectively.

Note 7
Other Current Assets

Other current assets at October 31, 2012 and 2011 consisted of the following:

	2012	2011
Advance payments to vendors (1)	**$2,261**	$4,378
Interest receivable (2)	**—**	48
Notes receivable (3)	**475**	804
Prepaid expenses and other (4)	**1,991**	2,236
Total	**$4,727**	$7,466

(1) Advance payments to vendors relate to inventory purchases.

(2) Interest receivable relates to amounts due on investments in U.S. Treasury securities.

(3) Current portion of long-term notes receivable.

(4) Primarily relates to other accounts receivable related to POSCO royalties and other prepaid vendor expenses including insurance, rent and lease payments.

Note 8
Other Assets, net

Other assets, net at October 31, 2012 and 2011 consisted of the following:

	2012	2011
Long-term stack residual value (1)	**$14,316**	$15,092
Other (2)	**1,870**	1,199
Other Assets, net	**$16,186**	$16,291

(1) Relates to stack replacements performed under the Company's service agreements. The cost of the stack is recorded as a long term asset and is depreciated over its expected life. See note 1 for additional information. Additions during the year ended October 31, 2012 and 2011 were $4.4 million and $15.4 million, respectively. Accumulated depreciation was $7.6 million and $2.4 million for the years ended October 31, 2012 and 2011 respectively.

(2) Includes security deposits and notes receivable.

Note 9
Accrued Liabilities

Accrued liabilities at October 31, 2012 and 2011 consisted of the following:

	2012	2011
Accrued payroll and employee benefits (1)	**$ 3,907**	$ 4,672
Accrued contract and operating costs (2)	**39**	88
Reserve for product warranty costs (3)	**2,317**	1,134
Reserve for service agreement costs (4)	**7,222**	11,096
Reserve for B1200 repair and upgrade program (5)	**4,753**	7,949
Accrued taxes, legal, professional and other (6)	**2,027**	1,955
	$20,265	$26,894

(1) Balance relates to amounts owed to employees for compensation and benefits as of the end of the period.

(2) Balance includes estimated losses accrued on product sales contracts.

(3) Activity in the reserve for product warranty costs during the year ended October 31, 2012 and 2011 included additions for estimates of potential future warranty obligations of $3.1 million and $0.9 million, respectively, on contracts in the warranty period and reserve reductions related to actual warranty spend and reversals to income of $1.9 million and $0.5 million, respectively, as contracts progress through the warranty period or are beyond the warranty period.

(4) The Company provides for reserves on all SA agreements when the estimated future stack replacement and service costs exceed the remaining unrecognized contract value. Our reserve estimates are performed on a contract by contract basis and include cost assumptions based on what we anticipate the service requirements will be to fulfill obligations for each contract. As of October 31, 2012, our reserve on SA contracts totaled $5.0 million compared to $8.9 million as of October 31, 2011. If minimum output falls below the contract requirement, we may be subject to performance penalties or may be required to repair or replace the customer's fuel cell stack. An estimate is not recorded for a potential performance guarantee liability until a performance issue has occurred on a particular power plant. At that point, the actual power plant's output is compared against the minimum output guarantee and a reserve is recorded. The Company has provided a reserve for performance guarantees, which based on historical fleet performance totaled $2.2 million as of October 31, 2012 and 2011.

(5) During the second quarter of fiscal 2011, the Company incurred an obligation to repair and upgrade a select group of 1.2 megawatt (MW) fuel cell modules produced between 2007 and early 2009. The repair and upgrade obligation was based on events that occurred and knowledge obtained concerning the performance of this select group of modules during the second fiscal quarter of 2011 however, the formal agreement to begin the repair and upgrade program was not finalized until May 2011. The program commenced in the third quarter of 2011 and with the exception of providing replacement modules to POSCO, has concluded during fiscal year 2012. The Company recorded a charge of approximately $8.8 million during the quarter ended April 30, 2011 recorded as a cost of product sales and revenues on the consolidated statements of operations. The charge consisted of the costs associated with the replacement of modules of $9.5 million and the costs associated with the repair of other modules of $4.1 million, partially off-set by the estimated fair value at the end of the respective SA contract terms for upgraded assets being deployed in the program of approximately $4.8 million, which will be returned to the Company at the expiration of the respective LTSA agreements if the customer does not renew the SA agreement through at least the remaining useful life of the upgraded assets. For the remainder of fiscal 2011 since April 30, 2011, the Company incurred actual repair and upgrade costs of approximately $2.9 million and reduced its estimate for future repair costs under this program resulting in a benefit to cost of product sales and revenues of $0.5 million. For the year ended October 31, 2012, the Company incurred actual repair and upgrade costs of approximately $3.7 million and increased the reserve by $0.6 million during the fourth quarter of 2012 to adjust for the cost of modules which are expected to be provided to POSCO in accordance with the B1200 repair campaign when needed.

(6) Balance includes accrued sales, use and payroll taxes as well as estimated legal, professional and other expense estimates as of the end of the period.

Note 10
Debt and Leases

At October 31, 2012 and 2011, debt consisted of the following:

	2012	2011
Revolving credit facility	**$ 4,000**	$ 4,000
Connecticut Development Authority Note	**3,466**	3,653
Connecticut Clean Energy Fund Note	**847**	775
Capitalized lease obligations	**234**	248
Total debt	**$ 8,547**	$ 8,676
Less: Current portion of long-term debt	**(5,161)**	(5,056)
Long-term debt	**$ 3,386**	$ 3,620

In January 2011, the Company entered into a $5.0 million revolving credit facility with JPMorgan Chase Bank, N.A. and the Export-Import Bank of the United States. The credit facility is to be used for working capital to finance the manufacture and production and subsequent export sale of the Company's products or services. The agreement has a one year term with renewal provisions. The outstanding principal balance of the facility bears interest, at the option of the Company of either the one-month LIBOR plus 1.5 percent or the prime rate of JP Morgan Chase. The facility is secured by certain working capital assets and general intangibles as defined in the agreement, up to the amount of the outstanding facility balance. Aside from certain negative covenants limiting the Company's ability to merge or acquire another company, sell non-inventory assets, create liens against collateral or change the organizational structure or identity, the facility does not require compliance with any financial covenants. At October 31, 2012, the outstanding amount owed under this facility was $4.0 million and is classified as current portion of long-term debt and other liabilities on the consolidated balance sheets.

In April 2008, we entered into a 10-year loan agreement with the Connecticut Development Authority to finance equipment purchases associated with manufacturing capacity expansion allowing for a maximum borrowing of $4.0 million. The stated interest rate is 5 percent and the loan is collateralized by the assets procured under this loan as well as $4.0 million of additional machinery and equipment. Interest only payments were required through November 2009. Principal and interest payments are due commencing in December 2009 through May 2018. The outstanding balance on the loan was $3.5 million and $3.7 million for the years ended October 31, 2012 and 2011, respectively. For the year ended October 31, 2012, $0.2 million was classified as current portion of long-term debt and $3.3 million was classified as long-term debt. Interest paid during fiscal 2012 amounted to approximately $0.2 million.

In April 2006, BFCP entered into a loan agreement with the Connecticut Clean Energy Fund for $0.5 million, secured by assets of BFCP. Loan proceeds were designated for pre-development expenses associated with the development, construction and operation of a fuel cell generation facility in Bridgeport, Connecticut (the "Project"). Interest accrues monthly at an annual rate of 8.75 percent. Repayment of principal and any accrued and unpaid interest is required on the earliest occurrence of any of the following events: (a) twelve months after the commencement date of the commercial operation of the Project, (b) the date of consummation and closing of permanent institutional financing of the Project, (c) the date of consummation and closing of any sale of the Project and (d) the date upon which certain change in control events occur related to BFCP. None of these events has occurred and we have not made any payments or prepayments as of October 31, 2012. The outstanding balance on this loan was $0.8 million, including $0.3 million of accrued interest, as of October 31, 2012. This note is classified as currently payable as the timing of events that would result in repayment are not yet determinable. Refer also to Note 20 – Subsequent Events.

We lease computer equipment under master lease agreements. Lease payment terms are generally thirty-six months from the date of acceptance for leased equipment.

Aggregate annual principal payments under our loan agreements, excluding payments relating to the revolving credit facility, and capital lease obligations for the years subsequent to October 31, 2012 are as follows:

2013	$1,162
2014	289
2015	232
2016	227
2017	239
Thereafter	2,398
	$4,547

Note 11
Shareholders' (Deficit) Equity

Common Stock

On March 27, 2012, the Company completed a public offering of 23 million shares of common stock, including 3 million shares sold pursuant to the full exercise of an over-allotment option previously granted to the underwriters. All shares were offered by the Company at a price of $1.50 per share. Total net proceeds to the Company were approximately $32.0 million.

On April 30, 2012, POSCO purchased, and the Company issued, 20 million shares of common stock at a price of $1.50 per share for proceeds of $30.0 million. The cash payment was subsequently received on May 2, 2012.

The Company may sell common stock on the open market from time to time to raise funds in order to pay obligations related to the Company's outstanding Series I and Series B preferred shares. During fiscal year 2012 and 2011, we sold 2,012,306 and 3,904,496 shares, respectively of the Company's common stock on the open market and raised approximately $2 million and $6.4 million, respectively, net of fees.

Registered Direct Offering

On January 13, 2011 we sold an aggregate of 10,160,428 units at a negotiated price of $1.87 per unit, with each unit consisting of (i) one share of FuelCell Energy, Inc. common stock, par value $0.0001 per share ("Common Stock") and (ii) one warrant to purchase 1.0 share of Common Stock, in a registered direct offering for gross proceeds of $19.0 million. The net proceeds from the sale of the units, after deducting the placement agent fees and other estimated offering expenses, was approximately $17.8 million. We have used and intend to use the proceeds from this offering for product development, project financing, expansion of manufacturing capacity, and general corporate purposes. The warrants had an exercise price of $2.29 per share and were exercisable beginning on the date that is six months and one day after the closing date and expired un-exercised during the fourth quarter of 2012.

Additionally, FuelCell Energy exercised its right in the fourth quarter of fiscal 2011 to require the investor to purchase 10.0 million additional shares. The sale price for the additional shares was based on a fixed ten percent discount to a volume weighted average price ("VWAP") measurement at the time FuelCell Energy exercised the option. The net proceeds from the sale of the shares, after deducting agent fees and other expenses, were approximately $8.7 million.

Note 12
Redeemable Preferred Stock

Redeemable Series B Preferred Stock

We have 250,000 shares of our 5 percent Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000) ("Series B Preferred Stock") authorized for issuance. At October 31, 2012 and 2011, there were 64,020 shares of Series B Preferred Stock issued and outstanding, with a carrying value of $59.9 million. The shares of our Series B Preferred Stock and the shares of our common stock issuable upon conversion of the shares of our Series B Preferred Stock are covered by a registration rights agreement. The following is a summary of certain provisions of our Series B Preferred Stock.

- *Ranking* — Shares of Series B Preferred Stock rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:
  - senior to shares of our common stock;
  - junior to our debt obligations; and
  - effectively junior to our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.
- *Dividends* — The Series B Preferred Stock pays cumulative annual dividends of $50 per share which are payable quarterly in arrears on February 15, May 15, August 15 and November 15, which commenced on February 15, 2005, when, as and if declared by the board of directors. Dividends accumulate and

are cumulative from the date of original issuance. Accumulated dividends on the Series B Preferred Stock do not bear interest.

The dividend rate is subject to upward adjustment as set forth in the Certificate of Designation if we fail to pay, or to set apart funds to pay, any quarterly dividend. The dividend rate is also subject to upward adjustment as set forth in the Registration Rights Agreement entered into with the Initial Purchasers if we fail to satisfy our registration obligations with respect to the Series B Preferred Stock (or the underlying common shares) under the Registration Rights Agreement.

No dividends or other distributions may be paid or set apart for payment on our common shares (other than a dividend payable solely in shares of a like or junior ranking) unless all accumulated and unpaid Series B Preferred Stock dividends have been paid or funds or shares of common stock have been set aside for payment of accumulated and unpaid Series B Preferred Stock dividends.

The dividend on the Series B Preferred Stock may be paid in cash; or at the option of the holder, in shares of our common stock, which will be registered pursuant to a registration statement to allow for the immediate sale of these common shares in the public market. Dividends of $3.2 million were paid in cash in each of the years ended October 31, 2012, 2011 and 2010. There were no cumulative unpaid dividends at October 31, 2012 and 2011.

- *Liquidation* — The Series B Preferred Stock stockholders are entitled to receive, in the event that we are liquidated, dissolved or wound up, whether voluntary or involuntary, $1,000 per share plus all accumulated and unpaid dividends to the date of that liquidation, dissolution, or winding up ("Liquidation Preference"). Until the holders of Series B Preferred Stock receive their Liquidation Preference in full, no payment will be made on any junior shares, including shares of our common stock. After the Liquidation Preference is paid in full, holders of the Series B Preferred Stock will not be entitled to receive any further distribution of our assets. At October 31, 2012 and 2011, the Series B Preferred Stock had a Liquidation Preference of $64.0 million.
- *Conversion Rights* — Each Series B Preferred Stock share may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described below, but will not be adjusted for accumulated and unpaid dividends. If converted, holders of Series B Preferred Stock do not receive a cash payment for all accumulated and unpaid dividends; rather, all accumulated and unpaid dividends are canceled.

  Beginning after November 20, 2009 we may, at our option, cause shares of Series B Preferred Stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150 percent of the then prevailing conversion price ($11.75 at October 31, 2012) for 20 trading days during any consecutive 30 trading day period, as described in the Certificate of Designation.

  If holders of Series B Preferred Stock elect to convert their shares in connection with certain fundamental changes (as described below and in the Certificate of Designation), we will in certain circumstances increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of our Series B Preferred Stock are converted into shares of the acquiring or surviving company, in each case as described in the Certificate of Designation.

  The adjustment of the conversion price is to prevent dilution of the interests of the holders of the Series B Preferred Stock from the following:

  - Issuances of common stock as a dividend or distribution to holders of our common stock;
  - Common stock share splits or share combinations;
  - Issuances to holders of our common stock of any rights, warrants or options to purchase our common stock for a period of less than 60 days; and
  - Distributions of assets, evidences of indebtedness or other property to holders of our common stock.
- *Redemption* — We do not have the option to redeem the shares of Series B Preferred Stock. However, holders of the Series B Preferred Stock can require us to redeem all or part of their shares at a redemption price equal to the Liquidation Preference of the shares to be redeemed in the case of a "fundamental change." A fundamental change will be deemed to have occurred if any of the following occurs:
  - any "person" or "group" is or becomes the beneficial owner, directly or indirectly, of 50 percent or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors;
  - during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by our Board of Directors or whose nomination for election by our shareholders was approved by a vote of two-thirds of our directors then still in office who were either directors at the beginning of such period or whose election of nomination for election was previously so approved) cease for any reason to constitute a majority of our directors then in office;
  - the termination of trading of our common stock on the Nasdaq Stock Market and such shares are not approved for trading or quoted on any other U.S. securities exchange; or
  - we consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets and certain of our subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100 percent of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to the transaction such securities are changed into securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

  Notwithstanding the foregoing, holders of shares of Series B Preferred Stock will not have the right to require us to redeem their shares if:

  - the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or its announcement equaled or exceeded 105 percent of the conversion price of the shares of Series B Preferred Stock immediately before the fundamental change or announcement;

- at least 90 percent of the consideration (excluding cash payments for fractional shares) and, in respect of dissenters' appraisal rights, if the transaction constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange, or which will be so traded or quoted when issued or exchanged in connection with a fundamental change, and as a result of the transaction, shares of Series B Preferred Stock become convertible into such publicly traded securities; or
- in the case of fundamental change event in the fourth bullet above, the transaction is affected solely to change our jurisdiction of incorporation.

We may, at our option, elect to pay the redemption price in cash or, in shares of our common stock valued at a discount of 5 percent from the market price of shares of our common stock, or any combination thereof. Notwithstanding the foregoing, we may only pay such redemption price in shares of our common stock that are registered under the Securities Act of 1933 and eligible for immediate sale in the public market by non-affiliates of the Company.

- *Voting Rights* — Holders of Series B Preferred Stock currently have no voting rights; however, holders may receive certain voting rights, as described in the Certificate of Designation, if (1) dividends on any shares of Series B Preferred Stock, or any other class or series of stock ranking on a parity with the Series B Preferred Stock with respect to the payment of dividends, shall be in arrears for dividend periods, whether or not consecutive, for six calendar quarters or (2) we fail to pay the redemption price, plus accrued and unpaid dividends, if any, on the redemption date for shares of Series B Preferred Stock following a fundamental change.

  So long as any shares of Series B Preferred Stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at the time (voting separately as a class with all other series of preferred stock, if any, on parity with our Series B Preferred Stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of the Series B Preferred Stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our certificate of incorporation, including the certificate of designation relating to the Series B Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of Series B Preferred Stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding Series B Preferred Stock shares.

Series 1 Preferred Shares

In connection with our acquisition of Global Thermoelectric Inc. ("Global") in November 2003, we acquired the obligations of Global pursuant to its outstanding 1,000,000 Series 2 Preferred Shares ("Series 2 Preferred Shares") which continued to be held by Enbridge, Inc. With the sale of Global in May of 2004, the Series 2 Preferred Shares were cancelled, and replaced with substantially equivalent Series 1 Preferred Shares ("Series 1 Preferred Shares") issued by FCE FuelCell Energy Ltd. ("FCE Ltd").

On March 31, 2011, the Company entered into an agreement with Enbridge, Inc. ("Enbridge") to modify the Class A Cumulative Redeemable Exchangeable Preferred Shares agreement (the "Series 1 preferred share agreement") between FCE Ltd, a wholly-owned subsidiary of FuelCell Energy, and Enbridge, the sole holder of the Series 1 preferred shares. Consistent with the previous Series 1 preferred share agreement, FuelCell continues to guarantee the return of principal and dividend obligations of FCE Ltd. to the Series 1 preferred shareholders under the modified agreement.

Under the original Series 1 Preferred Shares provisions, FCE Ltd. had an accrued and unpaid dividend obligation of approximately Cdn. $12.5 million representing the deferral of dividends plus additional dividends thereon. Payment was originally due to Enbridge as of December 31, 2010, but was subsequently extended based on mutual consent. Under the modified share provisions, the Company was required to make (i) equal quarterly return of capital cash payments to the holders of the Series 1 Preferred Shares on the last day of each calendar quarter starting on March 31, 2011 and ending on December 31, 2011 and (ii) additional return of capital cash payments, as consideration for the one-year deferral, calculated at a 9.8 percent rate per annum on the unpaid Cdn. $12.5 million obligation, which additional payments will also be made to the holders of the Series 1 Preferred Shares on the last day of each calendar quarter starting on March 31, 2011 and ending on December 31, 2011. Dividends accrue at a 1.25% quarterly rate on the unpaid principal balance, and additional dividends will accrue on the cumulative unpaid dividends (inclusive of the Cdn. $12.5 million unpaid dividend balance as of the modification date) at a rate of 1.25% per quarter, compounded quarterly.

Under the original Series 1 Preferred Shares provisions, FCE Ltd. was to make annual dividend payments totaling Cdn. $1,250,000. The modified terms of the Series 1 Preferred Shares adjust these payments to (i) annual dividend payments of Cdn. $500,000 and (ii) annual return of capital payments of Cdn. $750,000. These payments commenced on March 31, 2011 and will end on December 31, 2020. Additional dividends accrue on cumulative unpaid dividends at a 1.25% quarterly rate, compounded quarterly, until payment thereof. On December 31, 2020 the amount of all accrued and unpaid dividends on the Series 1 Preferred Shares of Cdn. $21.1 million and the balance of the principal redemption price of Cdn. $4.4 million shall be paid to the holders of the Series 1 Preferred Shares. FCE Ltd. has the option of making dividend payments in the form of common stock or cash under the Series 1 Preferred Shares provisions.

On March 31, 2011, the modified instrument had a carrying value of Cdn. $25.2 million. The Company assessed the accounting guidance related to the classification of the preferred shares after the modification on March 31, 2011 and concluded that the preferred shares should be classified as a mandatorily redeemable financial instrument, and presented as a liability on the consolidated balance sheet. Due to the reclassification of the instrument to a liability, the Company has accounted for this modification of the Series 1 Preferred shares as an extinguishment and therefore the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock on our balance sheet prior to the modification represents a return to the preferred stockholder and treated in a manner similar to the treatment of dividends paid on preferred stock. Accordingly, the difference between (1) the fair value of the Series 1 Preferred shares and (2) the carrying amount of the Series 1 Preferred shares on our balance sheet prior to the modification was subtracted from net loss to arrive at loss to common stockholders in the calculation of earnings per share.

The previous model used to value the original Series I Preferred shares was modified to value the pre-modification contract, to reflect the new cash-flows discussed above. The notional amount of the instrument is accreted beginning in 2011 to correspond to the initial four quarterly returns of capital payments in 2011 and to the quarterly Cdn. $187,500 paid from 2011-2020 as return of capital. It is assumed that the Company will exercise the call option to force conversion in 2020. The conversion feature is modeled using a lattice approach. Call option strikes are adjusted for cumulative dividends and the conversion ratio is adjusted by the notional schedule. The stock is projected in the future assuming a log-normal distribution. The stock volatility, the interest rate curve, the foreign exchange rates and credit spreads are assumed to be deterministic. The cumulative dividend is modeled as a quarterly cash dividend component and a cumulative payment in 2020.

The revaluation of the Series 1 Preferred shares resulted in a reduction of additional paid in capital of $9.0 million, which is also presented on the consolidated statements of operations as a charge to modification of redeemable preferred stock of subsidiary to arrive at net loss to common shareholders and is included in the calculation of earnings per share for net loss to common shareholders. The reason for the change in the value of the obligation was that the original obligation had been accounted for under purchase price accounting at the time of the Global Thermoelectric Inc. acquisition in November 2003. The valuation at that time included a market risk discount and used the exchange rate at the time of the acquisition. Under the new valuation, the future estimated cash flows were discounted using the current exchange rate.

The Company made its scheduled payments of Cdn. $4.4 million and Cdn. $10.9 million during fiscal 2012 and 2011, respectively, under the terms of the modified agreement, including the recording of interest expense of approximately Cdn. $2.0 million and Cdn. $2.3 million, respectively. As of October 31, 2012 and 2011, the carrying value of the Series 1 Preferred shares was Cdn. $14.2 million ($14.2 million USD) and Cdn. $16.6 million ($16.7 million USD), respectively and is classified as preferred stock obligation of subsidiary on the consolidated balance sheets.

In addition to the above, the significant terms of the Series 1 Preferred Shares include the following:

- *Voting Rights* — The holders of the Series 1 Preferred Shares are not entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of FCE Ltd, but shall be entitled to receive notice of meetings of shareholders of FCE Ltd. called for the purpose of authorizing the dissolution or sale of its assets or a substantial part thereof.
- *Dividends* — Dividend payments can be made in cash or common stock of the Company, at the option of FCE Ltd., and if common stock is issued it may be unregistered. If FCE Ltd. elects to make such payments by issuing common stock of the Company, the number of common shares is determined by dividing the cash dividend obligation by 95 percent of the volume weighted average price in US dollars at which board lots of the common shares have been traded on NASDAQ during the 20 consecutive trading days preceding the end of the calendar quarter for which such dividend in common shares is to be paid converted into Canadian dollars using the Bank of Canada's noon rate of exchange on the day of determination.
- *Redemption* — The Series 1 Preferred Shares are redeemable by FCE Ltd. for Cdn. $25 per share less any amounts paid as a return of capital in respect of such share plus all unpaid dividends and accrued interest. Holders of the Series 1 Preferred Shares do not have any mandatory or conditional redemption rights.
- *Liquidation or Dissolution* — In the event of the liquidation or dissolution of FCE Ltd., the holders of Series 1 Preferred Shares will be entitled to receive Cdn. $25 per share less any amounts paid as a return of capital in respect of such share plus all unpaid dividends and accrued interest. The Company has guaranteed any liquidation obligations of FCE Ltd.
- *Exchange Rights* — A holder of Series 1 Preferred Shares has the right to exchange such shares for fully paid and non-assessable common stock of the Company at the following exchange prices:
  - Cdn. $129.46 per share of common stock after July 31, 2010 until July 31, 2015;
  - Cdn. $138.71 per share of common stock after July 31, 2015 until July 31, 2020; and
  - at any time after July 31, 2020, at a price equal to 95 percent of the then current market price (in Cdn. $) of the Company's common stock at the time of conversion.

  The exchange rates set forth above shall be adjusted if the Company: (i) subdivides or consolidates the common stock; (ii) pays a stock dividend; (iii) issues rights, options or other convertible securities to the Company's common stockholders enabling them to acquire common stock at a price less than 95 percent of the then-current price; or (iv) fixes a record date to distribute to the Company's common stockholders shares of any other class of securities, indebtedness or assets.

Derivative liability related to Series 1 Preferred Shares

The conversion feature and variable dividend contained in the terms of the Series 1 Preferred Shares are not clearly and closely related to the characteristics of the Series 1 Preferred Shares. Accordingly, these features qualify as embedded derivative instruments and are required to be accounted for separately and recorded as derivative financial instruments at fair value.

The conversion feature is valued using a lattice model. This is a one-factor model used to project stochastic stock prices, while risk free rates, discount rates and foreign exchange rates are deterministic factors. Based on the pay-off profiles of the Series 1 Preferred Shares, it is assumed that we will exercise the call option to force conversion in 2020. Conversion after 2020 delivers a fixed pay-off to the investor, and is modeled as a fixed payment in 2020. The cumulative dividend is modeled as a quarterly cash dividend component (to satisfy minimum dividend payment requirement), and a one-time cumulative dividend payment in 2020. The cumulative dividend is compounded at a 2.45 percent quarterly rate. Call option strikes are adjusted for the cumulative dividend and the conversion ratio is adjusted by the accreted notional until 2020.

The variable dividend is valued using a Monte Carlo simulation model. The embedded derivative is defined as the difference between the value of a normal 5 percent annual dividend payment stream, and the value of a stock price and foreign exchange rate linked dividend payment stream. Future stock prices and exchange rates are simulated following geometric Brownian motion to determine the stock/FX linked dividend going out to the year 2020, when the Series 1 Preferred Shares are assumed to be force converted.

The assumptions used in these valuation models include historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the security is denominated in Canadian dollars, and the closing price of our common stock. The aggregate fair value of these derivatives included within long-term debt and other liabilities on the consolidated balance sheets as of October 31, 2012 and 2011 was $0.7 million and $0.6 million, respectively.

Note 13
Segment Information

We are engaged in the development, design, production and sale of high temperature fuel cells for clean electric power generation. Critical to the success of our business is, among other things, our research and development efforts, both through customer-sponsored projects and company-sponsored projects. The research and development activities are viewed as another product line that contributes to the development, design, production and sale of fuel cell products, however, it is not considered a separate operating segment. Due to the nature of the internal financial and operational reports reviewed by the chief operating decision maker, who does not review and assess financial information at a discrete enough level to be able to assess performance of research and development activities as if it operated as a standalone business segment, we have identified one business segment: fuel cell power plant production and research.

Revenues, by geographic location (based on the customer's ordering location) for the years ended October 31, 2012, 2011 and 2010 was as follows:

	2012	2011	2010
United States	**$ 26,929**	$ 66,531	$28,764
South Korea	**92,163**	53,256	40,148
England	**1,061**	1,639	—
Indonesia	**147**	675	—
Germany	**128**	290	681
Canada	**175**	156	136
Japan	**—**	23	48
Total	**$120,603**	$122,570	$69,777

Note 14
Benefit Plans

We have shareholder approved equity incentive plans, a shareholder approved Section 423 Stock Purchase Plan (the "ESPP") and an employee tax-deferred savings plan, which are described in more detail below.

Equity Incentive Plans

The Board adopted the 2006 and 2010 Equity Incentive Plans (collectively, the "Equity Plans"). Pursuant to the Equity Plans, 5.0 million shares of common stock were reserved for issuance. The Board is authorized to grant incentive stock options, nonstatutory stock options, stock appreciation rights ("SARs"), restricted stock awards ("RSAs"), restricted stock units, performance units, performance shares, dividend equivalent rights and other stock based awards to our officers, key employees and non-employee directors. Stock options, RSAs and SARs have restrictions as to transferability. Stock option exercise prices are fixed by the Board but shall not be less than the fair market value of our common stock on the date of the grant. SARs may be granted in conjunction with stock options. Stock options generally vest ratably over 4 years and expire 10 years from the date of grant. As of October 31, 2012, there were 4,217,489 shares available for grant. As of October 31, 2012, equity awards outstanding consisted of incentive stock options, nonstatutory stock options and RSAs. The Company has not issued any other type of equity award to its officers, key employees and non-employee directors. The 1998 Equity Incentive Plan remains in effect only to the extent of awards outstanding under the plan as of October 31, 2012.

We account for stock options awarded to employees and non-employee directors under the fair value method. The fair value of stock options is estimated on the grant date using the Black-Scholes option valuation model and the following weighted-average assumptions:

	2012	2011	2010
Expected life (in years)	**7.0**	7.0	7.0
Risk free interest rate	**1.6%**	3.0%	3.4%
Volatility	**75.5%**	73.0%	72.2%
Dividend yield	**—**	—	—

The expected life is the period over which our employees are expected to hold the options and is based on historical data for similar grants. The risk free interest rate is based on the expected U.S. Treasury rate over the expected life. Expected volatility is based on the historical volatility of our stock. Dividend yield is based on our expected dividend payments over the expected life.

Share-based compensation was reflected in the consolidated statements of operations as follows:

	2012	2011	2010
Cost of product sales and revenues	**$ 497**	$ 726	$ 761
Cost of research and development contracts	**90**	115	175
General and administrative expense	**1,182**	1,275	1,397
Research and development expense	**280**	457	627
Total share-based compensation	**$2,049**	$2,573	$2,960

The following table summarizes our stock option activity for the year ended October 31, 2012:

Options	Shares	Weighted-Average Option Price
Outstanding at October 31, 2011	3,320,558	$ 8.25
Granted	342,293	$ 1.28
Exercised	—	$ —
Cancelled	(542,395)	$11.30
Outstanding at October 31, 2012	**3,120,456**	**$ 6.96**

The weighted average grant-date fair value per share for options granted during the years ended October 31, 2012, 2011 and 2010 was $0.89, $1.38 and $2.02, respectively. There were no options exercised in fiscal 2012 or 2011. The total intrinsic value of options exercised during the year ended October 31, 2010 was $0.0 million.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number exercisable	Weighted Average Exercise Price
$ 0.26 — $ 5.10	**942,041**	**8.2**	**$ 2.09**	**855,066**	**$ 2.17**
$ 5.11 — $ 9.92	**1,451,717**	**4.0**	**$ 7.83**	**1,451,717**	**$ 7.83**
$ 9.93 — $14.74	**715,198**	**2.7**	**$11.45**	**715,198**	**$11.45**
$14.75 — $19.56	**11,500**	**1.1**	**$16.12**	**11,500**	**$16.12**
	3,120,456	**4.9**	**$ 6.96**	**3,033,481**	**$ 7.12**

There was no intrinsic value for options outstanding and exercisable at October 31, 2012.

During fiscal year 2012, we granted 1,948,021 RSAs to employees. RSA expense is based on the fair value of the award at the date of grant and is amortized over the vesting period, which is generally four years. The weighted average grant-date fair value of RSAs was $1.28 per share. During the year, 128,732 RSAs were cancelled. At October 31, 2012, there were 3,103,487 outstanding RSAs with an average remaining life of 1.7 years and an aggregate intrinsic value of $2.6 million.

As of October 31, 2012, total compensation cost related to nonvested stock options and RSAs not yet recognized was $0.1 million and $4.1 million, respectively, which is expected to be recognized over the next 0.3 and 2.7 years, respectively, on a weighted-average basis.

Stock may be issued to employees as part of the annual incentive bonus. During fiscal 2012, 2011 and 2010, we issued 550,355, 353,543 and 233,822 shares of common stock, respectively, in lieu of cash bonuses with values of $0.6 million, $0.7 million and $0.7 million, respectively, to fulfill the accrued obligation from each of the prior fiscal years.

Employee Stock Purchase Plan

Under the ESPP, eligible employees have the right to purchase shares of common stock at the lesser of (i) 85 percent of the last reported sale price of our common stock on the first business day of the offering period, or (ii) 85 percent of the last reported sale price of the common stock on the last business day of the offering period, in either case rounded up to avoid impermissible trading fractions. Shares issued pursuant to the ESPP contain a legend restricting the transfer or sale of such common stock for a period of six months after the date of purchase. As of October 31, 2012, there were 774,373 shares of common stock available for issuance under the ESPP.

ESPP activity for the year ended October 31, 2012 was as follows:

Options	Number of Shares
Balance at October 31, 2011	998,060
Issued at $0.91	(92,668)
Issued at $0.85	(131,019)
Outstanding at October 31, 2012	**774,373**

The fair value of shares under the ESPP was determined at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2012	2011	2010
Expected life (in years)	**0.5**	0.5	0.5
Risk free interest rate	**0.7%**	0.2%	0.2%
Volatility	**92.0%**	90.5%	94.0%
Dividend yield	**—**	—	—

The weighted-average fair value of shares issued under the ESPP during fiscal 2012 was $0.87 per share.

Employee Tax-Deferred Savings Plans

We offer a 401(k) plan (the "Plan") to all full time employees that provides for tax-deferred salary deductions for eligible employees (beginning the first month following an employee's hire date). Employees may choose to make voluntary contributions of their annual compensation to the Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. Employee contributions are fully vested when made. Under the Plan, there is no option available to the employee to receive or purchase our common stock. After suspending our matching contribution in February 2009, we commenced matching contributions of 1 percent in January 2012. Matching contributions under the Plan were $0.1 million for the fiscal year ended October 31, 2012.

Note 15
Income Taxes

The components of loss from continuing operations before income taxes for the fiscal years ended October 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
U.S.	**$(35,535)**	$(46,365)	$(53,915)
Foreign	**(302)**	408	(2,367)
Loss before income taxes	**$(35,837)**	$(45,957)	$(56,282)

There was current income tax expense of $0.07 million, $0.02 million and $0.04 million related to foreign withholding taxes and income taxes in South Korea and no deferred federal income tax expense (benefit) for each of the years ended October 31, 2012, 2011 and 2010. Franchise tax expense, which is included in administrative and selling expenses, was $0.2 million, $0.1 million and $0.2 million for the years ended October 31, 2012, 2011 and 2010, respectively.

The reconciliation of the federal statutory income tax rate to our effective income tax rate for the years ended October 31, 2012, 2011 and 2010 was as follows:

	2012	2011	2010
Statutory federal income tax rate	**(34.0)%**	(34.0)%	(34.0)%
Increase (decrease) in income taxes resulting from:			
State taxes net of Federal benefits	**(2.6)%**	(2.3)%	(2.0)%
Foreign Withholding Tax	**0.2%**	0.3%	—
Net operating loss adjustment and true-ups	**(34.9)%**	1.7%	1.6%
Nondeductible expenditures	**1.2%**	1.9%	1.7%
Change in State tax rate	**(6.8)%**	(2.4)%	7.6%
Other, net	**(0.1)%**	0.3%	—
Valuation allowance	**77.2%**	34.8%	25.1%
Effective income tax rate	**0.2%**	0.3%	—

Our deferred tax assets and liabilities consisted of the following at October 31, 2012 and 2011:

	2012	2011
Deferred tax assets:		
Compensation and benefit accruals	**$ 5,745**	$ 4,490
Bad debt and other reserves	**2,938**	3,888
Capital loss and tax credit carry-forwards	**14,396**	6,222
Investment in Versa	**4,068**	2,490
Net operating loss (domestic and foreign)	**219,496**	202,635
Deferred license revenue	**2,533**	2,847
Lower of cost or market inventory reserves	**857**	1,158
Accumulated depreciation	**257**	—
Gross deferred tax assets:	**250,290**	223,730
Valuation allowance	**(249,294)**	(222,536)
Deferred tax assets after valuation allowance	**996**	1,194
Deferred tax liability:		
Investment in partnerships	**(996)**	(884)
Accumulated depreciation	**—**	(310)
Gross deferred tax liability	**(996)**	(1,194)
Net deferred tax assets	**$ —**	$ —

We continually evaluate our deferred tax assets as to whether it is "more likely than not" that the deferred tax assets will be realized. In assessing the realizability of our deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. As a result, we recorded a full valuation allowance against our net deferred tax assets. Approximately $4.3 million of the valuation allowance will reduce additional paid in capital upon subsequent recognition of any related tax benefits.

At October 31, 2012, we had federal and state NOL carryforwards of $659 million and $372 million, respectively, for which a portion of the NOL has not been recognized in connection with share-based compensation. The Federal NOLs expire in varying amounts from 2020 through 2032 while state NOLs expire in varying amounts from 2012 through 2032. Additionally, we had $9.5 million of state tax credits available, of which $1 million expires in 2018. The remaining credits do not expire.

Certain transactions involving the Company's beneficial ownership occurred in fiscal 2012 and prior years, which could have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have completed a detailed Section 382 study in fiscal 2012 to determine if any of our NOL and credit carryovers will be subject to limitation. Based on that study we have determined that there was no ownership change as of the end of our 2012 fiscal year under Section 382.

As discussed in Note 1, the Company's financial statements reflect expected future tax consequences of uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction) presuming the taxing authorities' full knowledge of the position and all relevant facts.

The liability for unrecognized tax benefits at October 31, 2012 and 2011 was $15.7 million. This amount is directly associated with a tax position taken in a year in which federal and state NOL carryforwards were generated. Accordingly, the amount of unrecognized tax benefit has been presented as a reduction in the reported amounts of our federal and state NOL carryforwards. It is our policy to record interest and penalties on unrecognized tax benefits as income taxes; however, because of our significant NOLs, no provision for interest or penalties has been recorded.

We file income tax returns in the U.S. and various states, primarily Connecticut and California, as well as income tax returns required internationally for Korea and Germany. We are open to examination by the Internal Revenue Service and various states in which we file for fiscal years 1998 to the present. We are currently not under any income tax examinations.

Note 16
Earnings Per Share

Basic earnings (loss) per common share ("EPS") are generally calculated as income (loss) available to common shareholders divided by the weighted average number of common shares outstanding. Diluted EPS is generally calculated as income (loss) available to common shareholders divided by the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents.

The calculation of basic and diluted EPS for the years ended October 31, 2012, 2011 and 2010 was as follows:

	2012	2011	2010
Numerator			
Net loss	**$(35,906)**	$(45,974)	$(56,326)
Net loss attributable to noncontrolling interest	**411**	261	663
Adjustment for modification of redeemable preferred stock of subsidiary	**—**	(8,987)	—
Preferred stock dividend	**(3,201)**	(3,200)	(3,201)
Net loss to common shareholders	**$(38,696)**	$(57,900)	$(58,864)
Denominator			
Weighted average basic common shares	**165,471,261**	124,498,073	93,925,863
Effect of dilutive securities (1)	**—**	—	—
Weighted average diluted common shares	**165,471,261**	124,498,073	93,925,863
Basic loss per share	**(0.23)**	(0.47)	(0.63)
Diluted loss per share (1)	**(0.23)**	(0.47)	(0.63)

(1) Due to the net loss to common shareholders in each of the years presented above, diluted earnings per share was computed without consideration to potentially dilutive instruments as their inclusion would have been antidilutive. Potentially dilutive instruments include stock options, warrants and convertible preferred stock. At October 31, 2012, 2011 and 2010, there were options to purchase 3.1 million, 3.3 million and 5.1 million shares of common stock, respectively. On January 13, 2011 we issued 10.2 million warrants in connection with a registered direct offering. Each warrant was exercisable for 1 share of common stock. The warrants had an exercise price of $2.29 per share and were exercisable beginning six months and one day after the initial closing date and expired in the fourth quarter of 2012.

Note 17

Commitments and Contingencies

Lease agreements

In December 2006, we entered into a master lease agreement that allows for the lease of computer equipment up to an aggregate cost of $2.5 million. As of October 31, 2012 and 2011, we had capital lease obligations of $0.2 million. Lease payment terms are thirty-six months from the date of lease.

We also lease certain computer and office equipment and manufacturing facilities in Torrington, and Danbury, Connecticut under operating leases expiring on various dates through 2015. Rent expense was $1.6 million, $1.5 million and $1.4 million for the fiscal years ended October 2012, 2011 and 2010, respectively.

Non-cancelable minimum payments applicable to operating and capital leases as of October 31, 2012 were as follows:

	Operating Leases	Capital Leases
2013	$1,068	$135
2014	1,049	83
2015	725	16
2016	86	—
2017	7	—
Thereafter	—	—
Total	$2,935	$234

Service and warranty agreements

Under the provisions of our SAs, we provide services to maintain, monitor, and repair customer power plants to meet minimum operating levels. Under the terms of our SA, the power plant must meet a minimum operating output during the term. If minimum output falls below the contract requirement, we may be subject to performance penalties or may be required to repair or replace the customer's fuel cell stack. An estimate is not recorded for a potential performance guarantee liability until a performance issue has occurred on a particular power plant. At that point, the actual power plant's output is compared against the minimum output guarantee and a reserve is recorded. The review of power plant performance is updated for each reporting period to incorporate the most recent performance of the power plant and minimum output guarantee payments made to customers, if any. The Company has provided for a reserve for performance guarantees, which is based on actual historical fleet performance which totaled $2.2 million as of October 31, 2012 and 2011 and is recorded in Accrued Liabilities.

Our reserves on service agreement contracts, excluding the reserve for performance guarantees, totaled $5.0 million and $8.9 million as of October 31, 2012 and 2011, respectively and is recorded in Accrued Liabilities. Our reserve estimates are performed on a contract by contract basis and include cost assumptions based on what we anticipate the service requirements will be to fulfill obligations for each contract.

In fiscal 2008, our five-year fuel cell stack went into production and was placed in service during fiscal 2009, extending the expected life by two years. Service agreements related to power plants that have the five-year stack design are not expected to require a stack change to continue to meet minimum operating levels although we have limited operating experience with these products. Power plants that do not have the new design may require a stack replacement and we expect to continue to incur costs for stack changes as the older three-year stacks reach end of life.

Power purchase agreements

Under the terms of our PPAs, customers agree to purchase power from our fuel cell power plants at negotiated rates. Electricity rates are generally a function of the customers' current and future electricity pricing available from the grid. As owner of the power plants, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

Other

We are involved in legal proceedings, claims and litigation arising out of the ordinary conduct of our business. Although we cannot assure the outcome, management presently believes that the result of such legal proceedings, either individually, or in the aggregate, will not have a material adverse effect on our consolidated financial statements, and no material amounts have been accrued in our consolidated financial statements with respect to these matters.

Note 18
Supplemental Cash Flow Information

The following represents supplemental cash flow information:

	Year Ended October 31,		
	2012	2011	2010
Cash interest paid	**$302**	$ 182	$241
Income taxes paid	**$ —**	$ 17	$ 16
Noncash financing and investing activity:			
Common stock issued for employee annual incentive bonus	**$550**	$ 707	$673
Common stock issued for Employee Stock Purchase Plan in settlement of prior year accrued employee contributions	**$ 84**	$ 58	$109
Adjustment for modification of redeemable preferred stock of subsidiary	**$ —**	$8,987	$ —

Note 19
Quarterly Information (Unaudited)

Selected unaudited financial data for each quarter of fiscal years 2012 and 2011 is presented below. We believe that the information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended October 31, 2012					
Revenues	**$31,337**	**$24,153**	**$29,693**	**$35,420**	**$120,603**
Gross profit (loss)	**2,104**	**201**	**(2,738)**	**878**	**445**
Loss on operations	**(5,443)**	**(7,757)**	**(10,511)**	**(8,418)**	**(32,129)**
Net loss	**(6,014)**	**(8,363)**	**(10,010)**	**(11,519)**	**(35,906)**
Preferred stock dividends	**(800)**	**(801)**	**(800)**	**(800)**	**(3,201)**
Net loss to common shareholders	**(6,743)**	**(9,093)**	**(10,722)**	**(12,138)**	**(38,696)**
Net loss to common shareholders per basic and diluted common share (1)	**$ (0.05)**	**$ (0.06)**	**$ (0.06)**	**$ (0.07)**	**$ (0.23)**
Year ended October 31, 2011					
Revenues	$ 28,080	$ 28,607	$ 31,160	$ 34,723	$ 122,570
Gross profit (loss)	(2,316)	(10,870)	137	439	(12,610)
Loss on operations	(10,612)	(19,822)	(7,359)	(7,884)	(45,677)
Net loss	(11,007)	(20,008)	(7,830)	(7,129)	(45,974)
Preferred stock dividends	(800)	(800)	(800)	(800)	(3,200)
Net loss to common shareholders	(11,738)	(29,743)	(8,554)	(7,865)	(57,900)
Net loss to common shareholders per basic and diluted common share (1)	$ (0.10)	$ (0.24)	$ (0.07)	$ (0.06)	$ (0.47)

(1) The full year net loss to common shareholders basic and diluted share may not equal the sum of the quarters due to weighting of outstanding shares.

Note 20
Subsequent Events

Versa Power Systems, Inc. acquisition

In December 2012, the Company acquired the remaining 61% ownership position of Versa Power Systems, Inc. (Versa), a leading global developer of solid oxide fuel cell technology (SOFC).

The transaction resulted in the Company exchanging approximately 3.5 million shares of its common stock for the remaining 61% of outstanding Versa shares held by the four Versa shareholders. The purchase price offered by FuelCell Energy during the fourth quarter of fiscal 2012 that the other shareholders were willing to accept was an indicator of impairment and as a result an impairment charge of the Company's prior investment classified as Investment in and loans to affiliate on the Consolidated Balance Sheets was recorded in the fourth quarter of 2012. There were no previous indicators identified to determine impairment.

Versa will be fully consolidated into the Company's financial statements as of the acquisition date and step-acquisition accounting will be applied. Versa receives revenue under a number of research contracts including the U.S. Department of Energy Solid State Energy Conversion Alliance (SECA) coal-based systems program and a research contract with The Boeing Company. Revenue and associated costs are expected to be recognized under Research and development contracts in the consolidated financial statements of FuelCell Energy, Inc.

Bridgeport Project

In December 2012, the Company announced the sale of a 14.9 MW fuel cell park in Bridgeport, Connecticut with the power plants sold to Dominion, one of the largest utilities in the USA with operations in 15 States. Five 2.8 MW DFC3000® power plants will supply 14.0 megawatts of ultra-clean electricity and heat from the fuel cells will be converted into an additional 0.9 MW of virtually emission free electricity through use of an organic rankine cycle configuration. Connecticut Light & Power will purchase the electricity from Dominion under a 15 year energy purchase agreement. Fuel cell parks assist utilities in adding environmentally friendly and economical baseload power generation throughout their service area, reducing congestion of their existing transmission and distribution grid. This project will increase product and service backlog in the first quarter of 2013 by approximately $125 million, including approximately $56 million for product backlog and $69 million for service backlog.

Bridgeport FuelCell Park, LLC ("BFCP"), one of our wholly-owned subsidiaries, has an outstanding loan with the Connecticut Clean Energy Fund, secured by assets of BFCP. Interest accrues monthly at an annual rate of 8.75 percent and repayment of principal and accrued interest is not required until the occurrence of certain events. The outstanding balance on this loan, including accrued interest, is $0.8 million as of October 31, 2012. The Connecticut Clean Energy and Finance Investment Authority (CEFIA) is the successor agency to the Connecticut Clean Energy Fund. In conjunction with the closing of the sale of the Bridgeport project and sale of the project assets from BFCP to Dominion in December 2012, the Board of CEFIA approved a resolution to provide a new loan agreement of approximately $5.8 million to FuelCell Energy specific to the Company's support of this project. A portion of the proceeds of this new loan will be used to repay the BFCP loan and the balance will be drawn down during 2013 as working capital support. As of January 14, 2013, the new loan agreement and terms are now being finalized with CEFIA. We expect the new loan agreement to carry an interest rate of 5.0 percent and principal will be repayable commencing on the eighth anniversary of the project's provisional acceptance date in forty eight equal monthly installments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE EXPOSURE

We typically invest in U.S. Treasury securities with maturities ranging from less than three months to one year or more. We expect to hold these investments until maturity and accordingly, these investments are carried at cost and not subject to mark-to-market accounting. At October 31, 2012, we had no U.S. treasury investments. Cash is invested overnight with high credit quality financial institutions and therefore we are not exposed to market risk from changing interest rates. Based on our overall interest rate exposure at October 31, 2012, including all interest rate sensitive instruments, a change in interest rates of one percent would not have a material impact on our results of operations.

FOREIGN CURRENCY EXCHANGE RISK

As of October 31, 2012, approximately six percent of our total cash, cash equivalents and investments were in currencies other than U.S. dollars (primarily the Euro, Canadian dollars and South Korean Won). We make purchases from certain vendors in currencies other than U.S. dollars. Although we have not experienced significant foreign exchange rate losses to date, we may in the future, especially to the extent that we do not engage in currency hedging activities. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies.

DERIVATIVE FAIR VALUE EXPOSURE

Series 1 Preferred Stock

The conversion feature and the variable dividend obligation of our Series 1 Preferred shares are embedded derivatives that require bifurcation from the host contract. The aggregate fair value of these derivatives included within long-term debt and other liabilities in our consolidated balance sheets as of October 31, 2012 and 2011 was $0.7 million and $0.6 million, respectively. The fair value was based on valuation models using various assumptions including historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the Series 1 Preferred security is denominated in Canadian dollars, and the closing price of our common stock. Changes in any of these assumptions would change the underlying fair value with a corresponding charge or credit to earnings. However, any changes to the assumptions are not expected to have a material effect on our results of operations or financial condition.

WARRANTS

In connection with our investment in Versa, we received warrants for the right to purchase additional shares of Versa's common stock. At October 31, 2012 and 2011, we held warrants for the right to purchase 2,544 and 4,830 shares of Versa's common stock, respectively. We have determined that these warrants represent derivatives. The fair value of the warrants is based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of the warrants at October 31, 2012 and 2011 was $0.1 million and $0.2 million, respectively and was included within investment and loan to affiliate in our consolidated balance sheets. Changes in any of these assumptions would result in a change in the fair value of the warrants and impact our results of operations; however; the impact is not expected to be material. For example, a 10 percent decrease in the volatility assumption would not have a material impact on our results of operations, assuming all other assumptions remain the same.

On December 20, 2012, we acquired the remaining 61% of outstanding shares of common stock of Versa and are now the 100% owner. In connection with such acquisition and our 100% ownership, the warrants were terminated.

FORWARD-LOOKING STATEMENT DISCLAIMER

When used in this report, the words "expects", "anticipates", "estimates", "should", "will", "could", "would", "may", and similar expressions are intended to identify forward-looking statements. Such statements relate to the development and commercialization of FuelCell Energy, Inc's. and its subsidiaries ("FuelCell Energy", "Company", "we", "us" and "our") fuel cell technology and products, future funding under government research and development contracts, future financing for projects including publicly issued bonds, equity and debt investments by investors and commercial bank financing, the expected cost competitiveness of our technology, and our ability to achieve our sales plans and cost reduction targets. These and other forward-looking statements contained in this report are subject to risks and uncertainties, known and unknown, that could cause actual results to differ materially from those forward-looking statements, including, without limitation, general risks associated with product development and manufacturing, changes in the utility regulatory environment, potential volatility of energy prices, government appropriations, the ability of the government to terminate its development contracts at any time, rapid technological change, competition and changes in accounting policies or practices adopted voluntarily or as required by accounting principles generally accepted in the United States, as well as other risks contained under Item 1A — Risk Factors of this report. We cannot assure you that we will be able to meet any of our development or commercialization schedules, that the government will appropriate the funds anticipated by us under our government contracts, that the government will not exercise its right to terminate any or all of our government contracts, that any of our new products or technology, once developed, will be commercially successful, that our existing DFC power plants will remain commercially successful, or that we will be able to achieve any other result anticipated in any other forward-looking statement contained herein. The forward-looking statements contained herein speak only as of the date of this report. Except for ongoing obligations to disclose material information under the federal securities laws, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Shareholder Information

Corporate Offices

FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

Form 10-K

A copy of the Annual Report on Form 10-K for the year ended October 31, 2012, which is filed with the U.S. Securities and Exchange Commission, can be accessed from our website at www.fuelcellenergy.com. We will provide, without charge, a copy of the Annual Report on Form 10-K for the year ended October 31, 2012. You may request a copy by writing to Investor Relations at the address below.

Company Contacts

For additional information about FuelCell Energy, Inc. please contact:

Investor Relations
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
IR@fce.com

Corporate Website

www.fuelcellenergy.com

Registrar and Transfer Agent

Shareholders with questions regarding lost certificates, address changes or changes of ownership should contact:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
(718) 921-8124
info@amstock.com
www.amstock.com

Auditors

KPMG LLP

Legal Counsel

Robinson & Cole LLP

Annual Meeting

The Annual Meeting of Shareholders will be held Thursday, March 28, 2013 at 10:00 a.m. at:

The Hartford Marriott Downtown
200 Columbus Blvd.
Hartford, CT 06103-2807

Common Stock Price Information

Our common stock has been publicly traded since June 25, 1992. From September 21, 1994 through February 25, 1997, it was quoted on the NASDAQ National Market, and from February 26, 1997 through June 6, 2000, it was traded on the American Stock Exchange. Our common stock trades under the symbol "FCEL" on the Nasdaq Global Market. The following table sets forth the high and low sale prices for our common stock for the fiscal periods indicated as reported by the Nasdaq Global Market during the indicated quarters.

Common Stock Price	High	Low
Year Ended October 31, 2012		
First Quarter	**$ 1.12**	**$.83**
Second Quarter	**1.95**	**.97**
Third Quarter	**1.39**	**.92**
Fourth Quarter	**1.10**	**.85**
Year Ended October 31, 2011		
First Quarter	$ 2.41	$ 1.12
Second Quarter	2.23	1.55
Third Quarter	1.97	1.25
Fourth Quarter	1.42	.80

Common Stock Dividend Policy

No cash dividends have been declared or paid by the Company on its common stock since its inception.

Non-Discrimination Statement

FuelCell Energy, Inc. is an Equal Opportunity/Affirmative Action employer. In order to provide equal employment and advancement opportunities to all individuals, our employment decisions will be based on merit, qualifications, and abilities. We do not discriminate in employment opportunities or practices on the basis of race, color, religion, creed, age, sex, marital status, national origin, ancestry, past or present history of mental disorder, mental retardation, learning disabilities, physical disability, sexual orientation, gender identification, genetic information, or any other characteristic protected by law.

Officers and Directors

1 Chairman of the Board of Directors

2 Executive Committee

3 Audit and Finance Committee

4 Compensation Committee

5 Nominating and Corporate Governance Committee

6 Government Affairs Committee

OFFICERS

Arthur A. Bottone
President and Chief Executive Officer

Michael S. Bishop
Senior Vice President, Chief Financial Officer,
Corporate Secretary and Treasurer

Anthony F. Rauseo
Senior Vice President and Chief Operating Officer

BOARD OF DIRECTORS

John A. Rolls [1,2,3,5]
Managing Partner of Core Capital Group,
a private investment partnership

Arthur A. Bottone [2,6]
President and Chief Executive Officer, FuelCell Energy, Inc.

Richard A. Bromley [4,6]
Retired Vice President—Law and Government Affairs for AT&T

James H. England [3,4,6]
Corporate Director and Chief Executive Officer of Stahlman—
England Irrigation, Inc.

James D. Gerson [2,3,5]
Private Investor

William A. Lawson [4,5]
Retired Chairman of the Board of Newcor, Inc.

Togo Dennis West, Jr. [4,6]
Former U.S. Secretary of the Army and U.S. Secretary
of Veterans Affairs

Annual Report Design by Cole Design Group

Statements in this Report relating to matters not historical are forward-looking statements that involve important factors that could cause actual results to differ materially from those anticipated. Cautionary statements identifying such important factors are described in reports, including the Form 10-K for the fiscal year ended October 31, 2012, filed by FuelCell Energy, Inc. with the Securities and Exchange Commission and available at www.fuelcellenergy.com.

FuelCell Energy with the corresponding logo is a registered trademark of FuelCell Energy, Inc. "Direct FuelCell," "DFC," "DFC-H2" and "DFC/T" are registered trademarks of FuelCell Energy, Inc. DFC-ERG is a registered trademark of FuelCell Energy, Inc. and Enbridge Inc.

All rights reserved. © FuelCell Energy, Inc. 2013



FuelCell Energy

3 Great Pasture Road | Danbury, CT 06813-1305 | 203.825.6000

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